1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 27, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/03/27

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1	Consolidated Financial Statements for the Years Ended December 31, 2007 and 2006 and Independent Auditors’ Report

2	Financial Statements for the Years Ended December 31, 2007 and 2006 and Independent Auditors’ Report

Chunghwa Telecom Co., Ltd. and its Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2007 and 2006 and Independent Auditors’ Report

REPRESENTATION LETTER

The entities included in the combined financial statements of Chunghwa Telecom Co., Ltd. as of and for the year ended December 31, 2007, which were prepared in conformity with the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises, are the same as the entities included in the consolidated financial statements prepared in conformity with the revised R.O.C. Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements”. In addition, the information needed to be disclosed in the combined financial statements is included in the consolidated financial statements. Thus, Chunghwa Telecom Co., Ltd. and its subsidiaries did not prepare a separate set of combined financial statements.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By

/s/ TAN HO CHEN
TAN HO CHEN
Chairman

March 18, 2008

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheet of Chunghwa Telecom Co., Ltd. and its subsidiaries (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to first paragraph present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the consolidated results of their operations and consolidated cash flows for the year then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the consolidated financial statements, on January 1, 2006, Chunghwa Telecom Co., Ltd. and its subsidiaries adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“SFAS No. 34”), and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released standards.

March 18, 2008

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$76,233,001	16	$70,672,974	15
Financial assets at fair value through profit or loss (Notes 2 and 5)	119,139	—	59,119	—
Available-for-sale financial assets (Notes 2, 3 and 6)	18,157,513	4	6,950,716	2
Held-to-maturity financial assets (Notes 2 and 7)	651,192	—	—	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,430,157 in 2007 and $3,550,086 in 2006 (Notes 2 and 8)	11,450,865	3	12,586,305	3
Receivables from related parties (Note 27)	4,693	—	43,999	—
Other current monetary assets (Notes 2, 9, 14 and 30)	7,227,250	2	5,965,595	1
Inventories, net (Notes 2 and 10)	4,302,997	1	2,182,583	1
Deferred income taxes (Notes 2 and 24)	268,648	—	56,564	—
Restricted assets (Note 28)	864	—	2,226	—
Other current assets (Note 11)	1,361,380	—	1,019,633	—

Total current assets	119,777,542	26	99,539,714	22

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,018,348	—	1,751,570	—
Financial assets carried at cost (Notes 2, 3 and 13)	2,122,768	1	1,944,730	—
Held-to-maturity financial assets (Notes 2 and 7)	498,257	—	—	—
Other monetary assets (Notes 3, 14 and 30)	1,000,000	—	2,000,000	1

Total long-term investment	5,639,373	1	5,696,300	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 27 and 28)
Cost
Land	101,533,590	22	100,937,183	22
Land improvements	1,475,371	—	1,476,683	—
Buildings	62,671,185	13	59,011,713	13
Machinery and equipment	20,706,837	4	21,388,089	5
Telecommunications equipment	642,753,576	137	636,486,870	138
Miscellaneous equipment	2,097,799	1	1,949,504	—

Total cost	831,238,358	177	821,250,042	178
Revaluation increment on land	5,822,981	1	5,824,381	1

	837,061,339	178	827,074,423	179
Less: Accumulated depreciation	522,730,591	111	507,060,906	110

	314,330,748	67	320,013,517	69
Construction in progress and advances related to acquisitions of equipment	16,466,398	3	23,489,050	5

Property, plant and equipment, net	330,797,146	70	343,502,567	74

INTANGIBLE ASSETS (Note 2)
3G concession	8,234,697	2	8,983,306	2
Goodwill	210,523	—	72,411	—
Others	499,053	—	210,143	—

Total intangible assets	8,944,273	2	9,265,860	2

OTHER ASSETS
Leased assets (Note 28)	348,804	—	—	—
Idle assets (Note 2)	964,869	—	970,266	—
Refundable deposits	1,409,785	1	1,545,800	1
Deferred income taxes (Notes 2 and 24)	1,229,812	—	557,185	—
Others (Note 26)	514,513	—	318,162	—

Total other assets	4,467,783	1	3,391,413	1

TOTAL	$469,626,117	100	$461,395,854	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$36,000	—	$126,000	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	653,286	—	24,844	—
Trade notes and accounts payable	11,254,863	3	9,002,996	2
Payables to related parties (Note 27)	343,302	—	903,016	—
Income tax payable (Notes 2 and 24)	7,257,958	2	8,527,540	2
Accrued expenses (Note 17)	15,559,672	3	18,948,844	4
Current portion of long-term loans (Note 19)	20,000	—	322,917	—
Due to stockholders for capital reduction (Note 20)	9,557,777	2	—	—
Other current liabilities (Notes 2, 18 and 30)	14,459,650	3	13,896,749	3

Total current liabilities	59,142,508	13	51,752,906	11

DEFERRED INCOME	1,505,150	—	955,419	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 26)	3,922,324	1	1,263,423	—
Customers’ deposits	6,386,169	1	6,654,161	2
Other	732,711	—	560,760	—

Total other liabilities	11,041,204	2	8,478,344	2

Total liabilities	71,783,848	15	61,281,655	13

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 3, 15, 20 and 22)
Capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,667,845 thousand shares	96,678,451	20	96,678,451	21

Preferred stock $10 par value	—	—	—	—

Additional paid-in capital:
Capital surplus	200,592,390	43	210,260,235	46
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	(69)	—

Total additional paid-in capital	200,605,563	43	210,273,336	46

Retained earnings:
Legal reserve	48,036,210	10	44,037,765	9
Special reserve	2,678,723	1	2,680,184	1
Unappropriated earnings	48,317,617	10	39,984,454	9

Total retained earnings	99,032,550	21	86,702,403	19

Other adjustments
Cumulative translation adjustments	(1,980)	—	(3,304)	—
Unrecognized net loss of pension	(90)	—	—	—
Unrealized gain on financial instruments	37,508	—	541,072	—
Unrealized revaluation increment	5,823,200	1	5,824,600	1
Treasury stocks - 110,068 thousand shares	(7,107,494)	(1)	—	—

Total other adjustments	(1,248,856)	—	6,362,368	1

Total equity attributable to stockholders of the parent	395,067,708	84	400,016,558	87
MINORITY INTEREST IN SUBSIDIARIES	2,774,561	1	97,641	—

Total stockholders’ equity	397,842,269	85	400,114,199	87

TOTAL	$469,626,117	100	$461,395,854	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 18, 2008)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2007		2006
	Amount	%	Amount	%
NET REVENUES (Note 27)	$197,390,883	100	$184,527,634	100
OPERATING COSTS (Note 27)	106,613,325	54	94,417,172	51

GROSS PROFIT	90,777,558	46	90,110,462	49

OPERATING EXPENSES
Marketing	22,805,853	11	26,410,302	14
General and administrative	3,265,081	2	3,207,461	2
Research and development	3,081,888	2	3,309,201	2

Total operating expenses	29,152,822	15	32,926,964	18

INCOME FROM OPERATIONS	61,624,736	31	57,183,498	31

NON-OPERATING INCOME AND GAINS
Interest income	1,453,184	1	803,975	—
Penalties income	890,482	1	1,648,871	1
Income from sale of scrap inventories	706,831	—	846,881	1
Equity in earnings of equity investees, net	140,804	—	96,904	—
Gain on disposal of financial instruments, net	91,036	—	135,242	—
Gain on disposal of property, plant and equipment	67,361	—	537,058	—
Other	765,421	—	502,563	—

Total non-operating income and gains	4,115,119	2	4,571,494	2

NON-OPERATING EXPENSES AND LOSSES
Special termination benefit under early retirement program	1,873,970	1	2,305,508	1
Valuation loss on financial instruments, net	584,744	—	—	—
Loss on disposal of property, plant and equipment	156,023	—	267,076	—
Foreign exchange loss, net	53,551	—	165,553	—
Loss arising from natural calamities	42,202	—	29,877	—
Valuation loss on inventory	25,369	—	1,365	—
Impairment loss on long-lived assets	24,374	—	10,541	—
Interest expenses	15,043	—	4,072	—
Other	1,163,132	1	1,340,927	1

Total non-operating expenses and losses	3,938,408	2	4,124,919	2

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2007		2006
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$61,801,447	31	$57,630,073	31
INCOME TAX (Notes 2 and 24)	13,059,108	6	12,752,007	7

CONSOLIDATED NET INCOME	$48,742,339	25	$44,878,066	24

ATTRIBUTED TO
Shareholders of the parent	$48,249,319	25	$44,891,337	24
Minority interests	493,020	—	(13,271)	—

	$48,742,339	25	$44,878,066	24

	2007		2006
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
CONSOLIDATED EARNINGS PER SHARE (Note 25)
Basic earnings per share	$5.78	$4.56	$5.40	$4.21

Diluted earnings per share	$5.78	$4.56

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 18, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

	Capital Stock		Preferred Stock		Addi- tional Paid- in Capital	Retained Earnings			Other Adjustments					Minority Interests in Sub - sidiaries	Total Stock- holders’ Equity
									Cumu- lative Translation Ad- justments	Un- recognized Net Loss of Pension	Un- realized Gain on Financial Instru- ments	Un- realized Reva- luation Increment	Trea- sury Stock
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Legal Reserve	Special Reserve	Un- appropriated Earnings
BALANCE, JANUARY 1, 2006	9,647,725	$96,477,249	—	$—	$214,542,773	$39,272,477	$2,680,184	$48,087,583	$(2,942)	$—	$—	$5,850,864	$—	$—	$406,908,188
Adjustment to initially apply SFAS No. 34	—	—	—	—	—	—	—	—	—	—	51,675	—	—	—	51,675
Issuance of preferred stock - 2 shares (Note 20)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment of additional paid-in capital from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	(26,264)	—	—	(26,264)
Appropriation of 2005 earnings
Legal reserve	—	—	—	—	—	4,765,288	—	(4,765,288)	—	—	—	—	—	—	—
Cash dividend - NT$4.3 per share	—	—	—	—	—	—	—	(40,659,617)	—	—	—	—	—	—	(40,659,617)
Stock dividend - NT$0.2 per share	189,114	1,891,145	—	—	—	—	—	(1,891,145)	—	—	—	—	—	—	—
Employees’ bonus - cash	—	—	—	—	—	—	—	(230,057)	—	—	—	—	—	—	(230,057)
Employees’ bonus - dividends	23,006	230,057	—	—	—	—	—	(230,057)	—	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(15,337)	—	—	—	—	—	—	(15,337)
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	110,912	110,912
Consolidated net income in 2006	—	—	—	—	—	—	—	44,891,337	—	—	—	—	—	(13,271)	44,878,066
Purchase treasury stock - 192,000 thousand common shares (Note 22)	—	—	—	—	—	—	—	—	—	—	—	—	(11,392,333)	—	(11,392,333)
Cancellation of treasury stock - 192,000 thousand common shares (Note 22)	(192,000)	(1,920,000)	—	—	(4,269,368)	—	—	(5,202,965)	—	—	—	—	11,392,333	—	—
Unrealized gain on financial instruments in investees	—	—	—	—	—	—	—	—	—	—	18	—	—	—	18
Equity adjustments in investees	—	—	—	—	(69)	—	—	—	—	—	—	—	—	—	(69)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	(362)	—	—	—	—	—	(362)
Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	—	—	—	489,379	—	—	—	489,379

BALANCE, DECEMBER 31, 2006	9,667,845	96,678,451	—	—	210,273,336	44,037,765	2,680,184	39,984,454	(3,304)	—	541,072	5,824,600	—	97,641	400,114,199
Adjustment of additional paid-in capital from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	(1,400)	—	—	(1,400)
Appropriation of 2006 earnings
Legal reserve	—	—	—	—	—	3,998,445	—	(3,998,445)	—	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(1,461)	1,461	—	—	—	—	—	—	—
Cash dividend - NT$3.58 per share	—	—	—	—	—	—	—	(34,610,885)	—	—	—	—	—	—	(34,610,885)
Employees’ bonus - cash	—	—	—	—	—	—	—	(1,256,619)	—	—	—	—	—	—	(1,256,619)
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(35,904)	—	—	—	—	—	—	(35,904)
Capital surplus transferred to capital stock	966,785	9,667,845	—	—	(9,667,845)	—	—	—	—	—	—	—	—	—	—
Capital reduction (Note 22)	(966,785)	(9,667,845)	—	—	—	—	—	—	—	—	—	—	110,068	—	(9,557,777)
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	2,183,900	2,183,900
Consolidated net income in 2007	—	—	—	—	—	—	—	48,249,319	—	—	—	—	—	493,020	48,742,339
Unrealized gain on financial instruments in investees	—	—	—	—	—	—	—	—	—	—	2,258	—	—	—	2,258
Equity adjustments in investees	—	—	—	—	72	—	—	(15,764)	—	—	—	—	—	—	(15,692)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	1,324	—	—	—	—	—	1,324
Adjustment for unrecognized net loss of pension in investees	—	—	—	—	—	—	—	—	—	(90)	—	—	—	—	(90)
Purchase treasury stock - 121,075 thousand common shares (Note 22)	—	—	—	—	—	—	—	—	—	—	—	—	(7,217,562)	—	(7,217,562)
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	(505,822)	—	—	—	(505,822)

BALANCE, DECEMBER 31, 2007	9,667,845	$96,678,451	—	$—	$200,605,563	$48,036,210	$2,678,723	$48,317,617	$(1,980)	$(90)	$37,508	$5,823,200	$(7,107,494)	$2,774,561	$397,842,269

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 18, 2008)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$48,742,339	$44,878,066
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	606,234	617,170
Depreciation and amortization	39,814,950	41,033,147
Amortization of discount of financial assets	(183)	—
Impairment loss on long-lived assets	24,374	10,541
Gain on sale of financial instruments, net	(91,036)	(135,242)
Gain on sale of long-term investments, net	(8,123)	—
Valuation loss on financial instruments, net	584,744	20,582
Valuation loss on inventory	25,369	1,365
Loss (gain) on disposal of property, plant and equipment, net	88,662	(269,982)
Equity in earnings of equity investees	(140,804)	(96,904)
Dividends received from equity investees	44,000	42,331
Deferred income taxes	(825,407)	1,797,090
Other	(2,410)	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(265,372)	(51,775)
Trade notes and accounts receivable	1,763,211	(256,108)
Receivables from related parties	(505,390)	(43,999)
Other current monetary assets	(193,801)	(253,395)
Inventories	(283,666)	579,316
Other current assets	(221,111)	265,206
Increase (decrease) in:
Trade notes and accounts payable	340,299	(2,067,793)
Payables to related parties	683,744	903,016
Income tax payable	(1,385,380)	8,510,990
Accrued expenses	(3,377,587)	3,397,344
Other current liabilities	354,774	(32,977)
Deferred income	549,731	636,891
Accrued pension liabilities	2,639,886	1,254,683

Net cash provided by operating activities	88,962,047	100,739,563

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of financial assets at fair value through profit or loss	—	473,666
Acquisition of available-for-sale financial assets	(22,694,501)	(4,149,141)
Proceeds from disposal of available-for-sale financial assets	11,735,997	12,000,064
Acquisition of held-to-maturity financial assets	(1,198,301)	—
Proceeds from disposal of held-to-maturity financial assets	49,035	—
Acquisition of financial assets carried at cost	(188,038)	(75,000)
Acquisition of investments accounted for by equity method	(1,177,061)	(172,409)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

	2007	2006
Proceeds from disposal of long-term investment	$69,475	$—
Acquisitions of property, plant and equipment	(25,068,039)	(27,680,344)
Proceeds from disposal of property, plant and equipment	108,055	778,842
Increase in intangible assets	(273,335)	(170,564)
Decrease (increase) in other assets	(4,532)	189,091

Net cash used in investing activities	(38,641,245)	(18,805,795)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(90,000)	11,000
Increase in long-term loans	21,944	—
Repayment of long-term loans	(910,473)	(202,083)
Decrease in customers’ deposits	(325,122)	(704,653)
Increase in other liabilities	171,062	311,151
Cash dividends paid	(34,750,742)	(40,659,617)
Remuneration to board of directors and supervisors and bonus to employees	(1,300,059)	(245,394)
Proceeds from exercise of employee stock option	28,889	—
Minority stockholders’ contribution	78,487	—
Purchase of treasury stock	(7,217,562)	(11,392,333)

Net cash used in financing activities	(44,293,576)	(52,881,929)

EFFECT OF EXCHANGE RATE CHANGES	(1,126)	—

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(466,073)	(269,533)

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,560,027	28,782,306
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	70,672,974	41,890,668

CASH AND CASH EQUIVALENTS, END OF YEAR	$76,233,001	$70,672,974

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$16,760	$6,508

Income tax paid	$15,268,249	$1,286,974

NON-CASH INVESTING ACTIVITIES
Reclassified from other noncurrent montary assets to other current montary assets	$1,000,000	$—

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$20,000	$322,917

Reclassified from common capital stock to due to stockholders for capital reduction	$9,557,777	$—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

The following table presents the allocation of acquisition costs of acquired subsidiaries during 2007 to assets acquired and liabilities assumed, based on their fair values:

	Senao International Co., Ltd.	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Global, Inc.	Donghwa Telecom Co., Ltd.
Cash	$617,003	$96,959	$38,771	$16,751
Financial assets at fair value through profit or loss	86,796	325,742	—	—
Trade notes and accounts receivable	2,024,443	425,113	33,395	18,044
Inventories	1,625,790	136,310	—	—
Other current assets	334,055	127,917	2,147	5,896
Long-term investment	12,941	—	—	—
Property, plant, and equipment	1,316,657	2,879	27,066	—
Identifiable intangible assets	365,920	46,792	—	—
Other assets	134,869	37,602	17,450	—
Short-term loan and current portion of long-term loan	(100,000)	—	—	—
Trade notes and accounts payable	(1,629,324)	(418,667)	(39,993)	(22,827)
Other current liabilities	(714,517)	(71,095)	(9,161)	(1,861)
Long-term liabilities	(580,000)	(1,140)	(7,263)	—
Other liabilities	(92,579)	—	—	(2,163)

Total	3,402,054	708,412	62,412	13,840
Percentage of ownership	31.3285%	100%	100%	100%

	1,065,813	708,412	62,412	13,840
Goodwill (negative goodwill)	—	130,094	8,017	(2,410)

Acquisition costs of acquired subsidiaries	$1,065,813	$838,506	$70,429	$11,430

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

The following table presents the allocation of acquisition costs of acquired CHIEF Telecom Inc. during 2006 to assets acquired and liabilities assumed, based on their fair values:

Cash	$41,224
Trade notes and accounts receivable	113,940
Inventories	3,330
Other current assets	40,861
Long-term investment	3,450
Property, plant, and equipment	401,274
Identifiable intangible assets	2,700
Other assets	182,167
Short-term loan and current portion of long-term loan	(115,000)
Trade notes and accounts payable	(99,062)
Other current liabilities	(100,708)
Long-term liabilities	(25,000)
Other liabilities	(108,834)

Total	340,342
Percentage of ownership	70%

238,240
Goodwill	72,412

Acquisition costs of acquired subsidiary	$310,652

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 18, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, Chunghwa was announced as a market dominator by the MOTC; therefore Chunghwa is subject to the applicable telecommunications regulations for market dominators of the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of Chunghwa by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of Chunghwa on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in Telecommunication facilities sales. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining four out of seven seats of the board of directors of SENAO on April 12, 2007.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January, 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. The Company acquired 70% shares of CHIEF on September, 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information aggregative services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. Glory Network (Shanghai) engages mainly in planning and designing of systems and communications and information aggregative services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

The Company has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

As of December 31, 2007 and 2006, Chunghwa and its subsidiaries had 26,154 and 25,966 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between the Company and its subsidiaries as of December 31, 2007:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidated

The consolidated financial statements include the accounts of all direct and indirect subsidiaries of Chunghwa over which Chunghwa has controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the year ended December 31, 2007 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CHSI, Concord, GNSS (Shanghai), CHTG, DHT, New Prospect and Prime Asia. For the year ended December 31, 2006 include the accounts of Chunghwa, CHIEF, Unigate, CHIEF (HK), New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated at exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated using historical exchange rates and income statement accounts are translated using average exchange rates during the year.

The entities in the “Consolidated Financial Statements of Affiliated Enterprises” are the same as those in the consolidated financial statements; thus, no consolidated financial statements of Chunghwa and affiliates will be compiled. The information needed in the consolidated financial statements of Chunghwa and affiliates is enclosed in the consolidated financial statements

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents include commercial paper and treasury bill with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losts control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks—at closing prices at the balance sheet date; open-end mutual funds—at net asset values at the balance sheet date; bonds—quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market—at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Sales prices are determined using fair value taking into account related sales discounts and quantity discounts agreed to by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in companies where in the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if the Company has substantial control over these equity investees. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. When an indication of impairment is identified, the goodwill shall be tested for impairment as well.

If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be allocated as pro rata reduction of noncurrent assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values that cannot be reliably measured are measured at their original cost, such as non-publicly traded stocks. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

An impairment loss on a revalued asset is charged to “unrealized revaluation of land” under equity to the extent available, with the balance recognized as a loss.

If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation of land”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; machinery and equipment - 3 to 10 years; telecommunication equipment - 5 to 30 years; and miscellaneous equipment - 2 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

3G Concession is amortized upon the MOTC granted the license of using the straight-line method over the shorter of the legal useful life or estimated useful life. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years. Amortization on goodwill is prohibited.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Reversal of a previously recognized impairment loss on goodwill is prohibited.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is recorded and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock. If capital surplus is not enough for debiting purposes, the difference is debited to unappropriated retained earnings.

Share-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

Hedged items are recognized as follows:

a.	The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

3.	REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments,” (“SFAS No. 34”) and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released SFASs.

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets were recognized as adjustments to stockholders’ equity.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2007	2006
Cash
Cash on hand	$126,401	$106,397
Bank deposits	15,652,126	7,879,770
Negotiable certificate of deposit, annual yield rate - ranging from 2.05%-4.73% and 1.26%-1.95% for the years ended December 31, 2007 and 2006, respectively.	33,096,495	25,750,500

	48,875,022	33,736,667

Cash equivalents
Commercial paper, annual yield rate - ranging from 1.92%-2.03% and 1.26%-1.33% for the years ended December 31, 2007 and 2006, respectively.	27,251,759	36,936,307
U.S. Treasury bills, annual yield rate 3.18%	106,220	—

	27,357,979	36,936,307

	$76,233,001	$70,672,974

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2007	2006
Current

Derivatives - financial assets
Index future contracts	$91,945	$55,075
Forward exchange contracts	27,194	4,044

	$119,139	$59,119

Derivatives - financial liabilities
Currency option contracts	$580,159	$—
Forward exchange contracts	67,212	11,266
Index future contracts	5,915	13,578

	$653,286	$24,844

Chunghwa entered into investment management agreements with a well-known financial institution (fund managers) to manage its investment portfolios in 2006. As of December 31, 2007, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included derivative instruments, listed stocks and mutual funds.

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these financial assets and liabilities are not qualified for hedge accounting and categorized as trading financial assets and liabilities.

Outstanding forward exchange contracts on December 31, 2007 and 2006 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
December 31, 2007

Sell	EUR/USD	2008.02	EUR	19,100
	JPY/ USD	2008.02	JPY	590,000
	GBP/USD	2008.02	GBP	2,370
	USD/NTD	2008.01-03	USD	385,000
	EUR/NTD	2008.02-03	EUR	40,000
	NTD/USD	2008.01	NTD	323,550
Buy	NTD/USD	2008.01	NTD	64,945

December 31, 2006

Sell	JPY/ USD	2007.01	JPY	490,000
	EUR/USD	2007.01	EUR	6,900
	GBP/USD	2007.01	GBP	2,085

Outstanding index future contracts on December 31, 2007 and 2006 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)
December 31, 2007

Index future contracts
AMSTERDAM IDX FUT	2008.01	14	EUR	1,419
CAC40 10 EURO FUT	2008.01	17	EUR	940
DAX INDEX FUTURE	2008.03	1	EUR	198
IBEX 35 INDX FUTR	2008.01	7	EUR	1,076
MINI S&P/MIB FUT	2008.03	35	EUR	1,366
FTSE 100 IDX FUT	2008.03	35	GBP	2,204
TOPIX INDEX FUTURE	2008.03	20	JPY	313,900
S&P 500 FUTURE	2008.03	16	USD	5,994
S&P 500 EMINI FUTURE	2008.03	23	USD	1,725

December 31, 2006

Index future contracts
AMSTERDAM IDX FUT	2007.01	8	EUR	769
CAC40 10 EURO FUT	2007.01	45	EUR	2,450
DAX INDEX FUTURE	2007.03	11	EUR	1,795
IBEX 35 INDEX FUTR	2007.01	7	EUR	992
MINI S&P/MIB FUT	2007.03	23	EUR	950
FTSE 100 IDX FUT	2007.03	33	GBP	2,044
TOPIX INDEX FUTURE	2007.03	32	JPY	512,595
S&P 500 FUTURE	2007.03	23	USD	8,195
S&P 500 EMINI FUTURE	2007.03	13	USD	927

As of December 31, 2007 and 2006, the amount paid for future deposit were $81,515 thousand and $54,857 thousand, respectively.

In September 2007, the Company entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, the Company is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to the Company determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 21, 2007 at any time, the contract will be terminated at that time.

In accordance with the terms of the contract, the Company deposited US$3 million with Goldman (included in “other current assets”) with annual yield rate of 8%. As of December 31, 2007, there are 253 outstanding valuation periods.

Net loss arising from financial assets and liabilities at fair value through profit or loss for the year ended December 31, 2007 and 2006 were $866,040 thousand (including realized settlement loss of $271,138 thousand and valuation loss of $594,902 thousand) and $52,370 thousand (including realized settlement loss of $31,788 thousand and valuation loss of $20,582 thousand), respectively.

6.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	December 31
	2007	2006
Open-end mutual funds	$16,837,056	$5,788,419
Foreign listed stocks	958,295	885,797
Real estate investment trust fund	246,452	179,200
Listed stocks	115,710	97,300

	$18,157,513	$6,950,716

7.	HELD-TO-MATURITY FINANCIAL ASSETS

December 31, 2007
Corporate bonds	$1,048,484
Collateralized loan obligation	100,965

1,149,449
Less: Current portion	651,192

$498,257

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Years Ended December 31
	2007	2006
Balance, beginning of year	$3,550,086	$3,604,604
Provision for doubtful accounts	607,907	623,559
Impact on acquisition of subsidiaries	112,831	21,041
Accounts receivable written off	(840,667)	(699,118)

Balance, end of year	$3,430,157	$3,550,086

9.	OTHER CURRENT MONETARY ASSETS

	December 31
	2007	2006
Tax refund receivable	$3,221,608	$3,221,496
Receivables from disposal of financial instruments	1,011,031	—
Fixed -line fund	1,000,000	—
Accrued custodial receipts from other telecom	650,791	787,647
Other	1,343,820	1,956,452

	$7,227,250	$5,965,595

10.	INVENTORIES, NET

	December 31
	2007	2006
Supplies	$1,517,233	$1,580,255
Work in process	165,236	73,497
Merchandise	2,161,381	161,932
Materials in transit	521,978	368,264

	4,365,828	2,183,948
Less: Valuation allowance	62,831	1,365

	$4,302,997	$2,182,583

11.	OTHER CURRENT ASSETS

	December 31
	2007	2006
Prepaid rents	$589,860	$581,541
Prepaid expenses	523,025	326,002
Miscellaneous	248,495	112,090

	$1,361,380	$1,019,633

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2007		2006
	Carrying	% of	Carrying	% of
	Value	Ownership	Value	Ownership
Equity investee:
Chunghwa Investment (“CHI”)	$974,332	49	$974,805	49
Taiwan International Standard Electronics (“TISE”)	626,078	40	609,004	40
Senao Networks, Inc. (“SNI”)	287,370	48	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	69,911	30	—	—
ELTA Technology Co., Ltd. (“ELTA”)	44,998	32	—	—
Spring House Entertainment (“SHE”)	15,659	30	17,761	30

	2,018,348		1,601,570
Prepayment for long-term investment—Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	—		150,000

	$2,018,348		$1,751,570

SENAO spun off the wireless communication operation and established Senao Networks, Inc., on October 1, 2006 according to the Business Mergers and Acquisitions Law.

The Company invested in Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of $67,025 thousand. SKYSOFT engages mainly in providing of software, electronic information and advertisement services.

The Company invested in ELTA Technology Co., Ltd. in April and October 2007, for a purchase price of $27,455 thousand and $16,768 thousand, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services.

The Company invested Spring House in October 2006, for a purchase price of $22,409 thousand. Spring House engages mainly in network content manufacture broadcasts and information software. The Company acquired an additional 26% shares of Spring House Entertainment Inc. (“SHE”) amounting 3,980 thousand common shares in January 2008, for purchasing price of $10 each share, totally $39,800 thousand. Due to this acquisition, the Company increased its ownership of SHE from 30% to 56% and SHE becomes a subsidiary of the Company.

The Company invested Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in December 2006, for a purchase price of $150,000 thousand. CIYP finished registration in January 2007 and was included in the Company of the consolidated financial statements.

The Company acquired 33.4% shares of KingWay Technology Co., Ltd. (“KWT”) amounting 1,002 thousand common shares in January 2008, for purchasing price of $69.86 each share, totally $70,000 thousand. KWT engages mainly in publishing books, data processing and software services.

The Company established 100% shares of Light Era Development Co., Ltd. (“LED”) by prepaying $3,000,000 thousand on January 22, 2008. LED engages mainly in housing, office building development, rent and sale services. LED completed its incorporation on February 12, 2008.

CHSI invested Taiwan Goal Co., Ltd. (“TG”) in January 2008, for a purchase price of $30,000 thousand. TG engages mainly in import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting.

The carrying values of the equity investees and the equity in earnings as of December 31, 2007 and 2006 are based on the audited financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2007		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Global Mobile Corp. (“GMC”)	168,038	15	—	—
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	49,500	12	71,500	12
Essence Technology Solution, Inc. (“ETS”)	20,000	9	—	—
N.T.U. Innovation Incubation Corporation (“NTUI”)	12,000	9	—	—
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15
3 Link Information Service Co., Ltd. (“3 Link”)	3,450	10	3,450	12
eASPNet Taiwan Inc. (“eASPNet”)	—	2	—	2

	$2,122,768		$1,944,730

The Company invested GMC in December 2007, for a purchase price of $168,038 thousand. GMC engages mainly in of computer software wholesales and circuit engineering and wire communication services.

The Company invested iDBV in November 2006, for a purchase price of $75,000 thousand. iDBV engages mainly in investment.

The Company invested ETS in December 2007, for a purchase price of $20,000 thousand. ETS engages mainly in electronic facilities and equipments sales.

The Company invested 16.67% shares of Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II) by prepaying 200,000 thousand in January 2008. IBT II engages mainly in investment. IBT II completed its incorporation on February 13, 2008.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

After evaluating the investment in RPTI, the Company determined the investment in RPTI was impaired and recognized a impairment loss of $22,000 thousand for the year ended December 31, 2007.

14.	OTHER NONCURRENT MONETARY ASSETS

	December 31
	2007	2006
Piping Fund	$1,000,000	$1,000,000
Fixed-Line Fund	—	1,000,000

	$1,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of the Interior and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the parties using the infrastructure shall reimburse the money to the contributors. According to the communication letter (#0960004447) dated August 6, 2007, the Executive Yuan ratified that the Ministry of the Interior (the “Interior”) can dissolve the Fixed-Line Fund effective from January 1, 2008. In connection with the dissolution, the Interior will dispose the assets and liabilities related to the Fixed-Line Fund during the final accounting of the fiscal year 2007; therefore, the Company reclassified the Fixed-Line Fund from other noncurrent monetary assets to other current monetary assets. The Company received the full amount of its original contribution of $1,000,000 thousand on January 11, 2008.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2007	2006
Cost
Land	$101,533,590	$100,937,183
Land improvements	1,475,371	1,476,683
Buildings	62,671,185	59,011,713
Machinery and equipment	20,706,837	21,388,089
Telecommunications equipment	642,753,576	636,486,870
Miscellaneous equipment	2,097,799	1,949,504

Total cost	831,238,358	821,250,042
Revaluation increment on land	5,822,981	5,824,381

	837,061,339	827,074,423

Accumulated depreciation
Land improvements	844,244	807,767
Buildings	15,235,968	14,230,739
Machinery and equipment	15,971,019	16,378,560
Telecommunications equipment	488,944,396	473,954,933
Miscellaneous equipment	1,734,964	1,688,907

	522,730,591	507,060,906

Construction in progress and advances related to acquisition of equipment	16,466,398	23,489,050

Property, plant and equipment, net	$330,797,146	$343,502,567

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity—other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity—other adjustments. As of December 31, 2007, the unrealized revaluation increment was decreased to $5,823,200 thousand by disposal revaluation assets.

Depreciation on property, plant and equipment for the years ended December 31, 2007 and 2006 amounted to $38,816,292 thousand and $40,070,620 thousand, respectively. Capitalized interest expense for the year ended December 31, 2007 amounted to $1,469 thousand, capitalized rate was 2.850%-3.215%. No interest expense was capitalized for the years ended December 31, 2006.

16.	SHORT-TERM LOANS

	December 31
	2007	2006
Unsecured loans—annual rate—2.850% and 2.955% for the years ended December 31, 2007 and 2006, respectively	$36,000	$126,000

17.	ACCRUED EXPENSES

	December 31
	2007	2006
Accrued salary and compensation	$10,027,725	$12,007,101
Accrued franchise fees	2,159,399	2,413,579
Accrued advertisement expenses	95,185	960,327
Other accrued expenses	3,277,363	3,567,837

	$15,559,672	$18,948,844

18.	OTHER CURRENT LIABILITIES

	December 31
	2007	2006
Advances from subscribers	$5,449,204	$4,539,933
Amounts collected in trust for others	2,834,457	4,014,709
Payables to equipment suppliers	1,824,681	1,661,128
Payables to constructors	1,065,972	1,073,285
Refundable customers’ deposits	915,248	949,776
Miscellaneous	2,370,088	1,657,918

	$14,459,650	$13,896,749

19.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

	December 31
	2007	2006
Unsecured loans—annual rate—2.794% and 3.050% for the years ended December 31, 2007 and 2006	$20,000	$22,917
Loan from the Fixed-Line Fund	—	300,000

	20,000	322,917
Less: Current portion of long-term loans	20,000	322,917

	$—	$—

The loan amount of $0.7 billion from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit up to $1 billion. The term of this loan was five years ending March 12, 2007. The outstanding principal was payable in three annual installments ($0.2 billion, $0.2 billion and $0.3 billion) starting on March 12, 2005. Chunghwa repaid the remaining amount in March 2007.

SENAO obtained an unsecured loan from Industrial Bank of Taiwan. Interest and principal amount are payable semiannually and the loan is due by May 4, 2008.

CHIEF obtained an unsecured loan from Chinatrust Commercial Bank. Interest and principal were payable monthly and the secured loan was due on November 18, 2007.

20.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,667,845,093 shares, and 2 preferred shares (at $10 par value per share), which was approved by the board of directors to be issue on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2007, the outstanding ADSs were 281,030 thousand units, which equaled approximately 2,810,302 thousand common shares and represented 29.07% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus in the following years after privatization; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration. The remaining distributable earnings can be distributed to the stockholders based on the resolution of stockholders’ meeting; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

The appropriation for legal capital reserve shall be made until the reserve equals Chunghwa’s paid-in capital. The reserve may be used to offset a deficit. The Company Law also prescribes that, when the reserve has reached 50% of Chunghwa’s paid-in capital, up to 50% of the reserve may be transferred to capital

The appropriations and distributions of the 2006 and 2005 earnings of Chunghwa have been approved and resolved by the stockholders on June 15, 2007 and May 30, 2006 as follows:

	Appropriation and Distribution		Dividend Per Share
	2006	2005	2006	2005
Legal reserve	$3,998,445	$4,765,288	$—	$—
Special reserve	1,461	—	—	—
Cash dividends	34,610,885	40,659,617	3.58	4.30
Stock dividends	—	1,891,145	—	0.20
Employee bonus—cash	1,256,619	230,057	—	—
Employee bonus—stock	—	230,057	—	—
Remuneration to board of directors and supervisors	35,904	15,337	—	—

The appropriation of earnings in 2006 approved by the stockholders in their meeting was as follows:

	Actual Distribution Approved by Stockholders	Proposed Distribution Approved by Board of Directors	Difference
Appropriation of earnings
Employee bonus—cash	$1,256,619	$1,256,619	$—
Remuneration to board of directors and supervisors—cash	35,904	35,904	—
Earnings per share
Basic earnings per share	4.63	4.63	—
Imputed earnings per share	4.53	4.53	—

The stockholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above proposals have had an effective registration with the Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (SFC). The board of directors resolved the ex-dividend date of aforementioned proposals as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in the Company by a cash distribution to its stockholders in order to improve the financial condition of the Company and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,668 million to common capital stock. Chunghwa obtained the approval letter from Financial Supervisory Commission, Executive Yuan which stated the effective registration date of capital reduction is October 17, 2007. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date of capital reduction and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by NT$9,668 million and a liability for the actual amount of cash to be distributed to stockholders of NT$9,588 million was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110 million held by the Company and concurrently cancelled.

The appropriation of Chunghwa’s 2007 earnings have not been resolved by the board of directors as of March 18, 2008, the independent auditors’ report date. Information on the appropriation of 2007 earnings proposed by the board of directors and resolved by the stockholders is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on July 1, 1998, R.O.C. resident stockholders are allowed a tax credit for their proportionate share of the income tax paid by Chunghwa on earnings generated since January 1, 1998.

21.	SENAO’ STOCK-BASED COMPENSATION PLANS

The SENAO has several stock-based compensation plans (“SENAO Plans”) were described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$ (Original price $	17.4 20.2)
2003.09.03	2004.03.04	385	(Original price $	20.8 23.9)
2004.12.01	2004.12.28	6,500	(Original price $	10.5 11.6)
2004.12.01	2005.11.28	1,500	(Original price $	17.1 18.3)
2005.09.30	2006.05.05	10,000	(Original price $	15.7 16.9)
2007.10.16	2007.10.31	6,181		44.2

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustments formula upon the changes on common shares and distribute cash dividends. The options of all the Plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about SENAO’s outstanding stock options for the year ended December 31, 2007 was as follows:

	Stock Options Outstanding
	Number of Options (Thousand)	Weighted Average Exercise Price NT$
Options outstanding, beginning of year	16,488	$14.66
Options granted	6,181	44.20
Options exercised	(3,419)	13.31
Options forfeited	(658)	15.30

Options outstanding, end of year	18,592	24.70

Options exercisable, end of year	1,053

As of December 31, 2007, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.5-$15.7	10,945	2.45	$14.69	310	$10.50
$17.1-$20.8	1,466	1.62	$17.23	743	$17.29
$44.2	6,181	4.29	$44.20	—	—

No compensation cost was recognized under the intrinsic value method for the year ended December 31, 2007.

The 2007 compensation expense was determined by calculating the fair value of each option grant using the Black-Scholes option-pricing model. SENAO used the following weighted-average assumptions in calculating the fair value of the options granted:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004
Expected dividend yield	—	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$15.60	$5.88	$6.93	$4.91	$10.56

22.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Years Ended
	December 31
	2007	2006
Balance, beginning of year	—	—
Increase	121,075	192,000
Decrease	11,007	192,000

Balance, end of year	110,068	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, capital surplus and realized additional paid-in capital.

The shares bought back by Chunghwa shall not be pledged in accordance with Securities and Exchange Law of the ROC. The holders of treasury stocks are not entitled to vote in stockholders’ meetings.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand, and also cancelled 110,068 thousand shares of treasury stock by reducing common stock of $7,107,494 thousand on February 21, 2007. In 2006, Chunghwa repurchased treasury stock 192,000 thousand shares, from February 10, 2006 to April 7, 2006, for $11,392,333 thousand. On June 30, 2006, Chunghwa cancelled the treasury stock by reducing the corresponding amounts of common stock by $1,920,000 thousand, capital surplus of $4,269,368 thousand and retained earnings of $5,202,965 thousand, respectively.

23.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2007
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$12,305,605	$8,987,009	$21,292,614
Insurance	671,920	486,069	1,157,989
Pension	1,754,508	1,273,045	3,027,553
Other compensation	7,594,724	5,085,930	12,680,654

	$22,326,757	$15,832,053	$38,158,810

Depreciation expense	$36,589,727	$2,226,565	$38,816,292

Amortization expense	$869,531	$128,256	$997,787

	Year Ended December 31, 2006
	Operating	Operating
	Costs	Expenses	Total
Compensation expense
Salaries	$13,268,739	$8,385,674	$21,654,413
Insurance	702,827	453,414	1,156,241
Pension	1,923,560	1,256,036	3,179,596
Other compensation	8,072,628	5,091,557	13,164,185

	$23,967,754	$15,186,681	$39,154,435

Depreciation expense	$37,865,973	$2,204,647	$40,070,620

Amortization expense	$857,851	$102,643	$960,494

24.	INCOME TAX

The Alternative Minimum Tax (the “AMT”), effective from January 1, 2006, requires companies to pay AMT if their tax payable under this revised calculation at the AMT rate of 10% exceeds the tax which would otherwise have been payable under the ordinary taxable income calculation. The Company has considered the impact of the AMT in the calculation of the current year’s income tax expense.

a.	Income tax expense consisted of the following:

	Years Ended December 31
	2007	2006
Income tax payable	$13,565,493	$9,661,712
Income tax - separated	243,596	135,631
Income tax - deferred	(825,986)	2,845,672
Adjustments of prior years’ income tax	76,005	108,410
Other	—	582

	$13,059,108	$12,752,007

The balance of income tax payable as of December 31, 2007 and 2006 was shown net of prepaid income tax.

b.	Net deferred income tax assets consisted of the following:

	December 31
	2007	2006
Current
Provision for doubtful accounts	$361,095	$221,523
Valuation loss on financial instruments, net	149,254	—
Loss carryforward	66,822	38,881
Estimated warranty liabilities	17,025	—
Valuation loss on inventory	15,708	—
Unrealized foreign exchange loss	10,149	39,361
Other	21,330	17,879

	641,383	317,644
Valuation allowance	(372,735)	(261,080)

Net deferred income tax assets	$268,648	$56,564

Noncurrent
Accrued pension cost	$1,094,208	$429,500
Impairment loss	83,514	88,501
Loss carryforward	81,919	98,059
Loss on disposal of property, plant and equipment	17,460	—
Other	3,589	11,507

	1,280,690	627,567
Valuation allowance	(50,878)	(70,382)

Net deferred income tax assets	$1,229,812	$557,185

c.	As of December 31, 2007, loss carryforward of CHIEF and CIYP are as follows:

Company	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
CHIEF	$28,261	$28,261	2008
	22,427	22,427	2009
	25,392	25,392	2010
	21,975	21,975	2011
	12,125	12,125	2012
CIYP	38,561	38,561	2012

	$148,741	$148,741

d.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2007	2006
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$6,528,877	$1,048,811

CHIEF	$17,167	$17,038

Unigate	$—	$—

SENAO	$55,989

CHSI	$4,227

CIYP	$—

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2007 and 2006 for earnings were 27.88% and 24.42%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of December 31, 2007, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns examinated by tax authority is showed as follows: SENAO, CHIEF, Unigate—through 2005, Chunghwa—through 2004.

25.	EARNINGS PER SHARE

	Amount (Numerator)			EPS
	Income Before Income Tax	After Income Tax	Number of Shares (Denominator) (Thousands)	Income Before Income Tax	After Income Tax
Year ended December 31, 2007

EPS was calculated as follows:
Basic earnings per share	$61,096,470	$48,249,319	10,577,805	$5.78	$4.56

Diluted earnings per share	$61,088,371	$48,241,220	10,577,805	$5.78	$4.56

Year ended December 31, 2006

EPS was calculated as follows:
Basic earnings per share	$57,643,316	$44,891,337	10,670,921	$5.40	$4.21

The diluted earnings per share for 2007 was due to the effect of potential common stock of stock options by SENAO.

Earnings per share was retroactively adjusted to the beginning of the year of stock dividends issued subsequently for 2006. The basic EPS before income tax and the basic EPS after income tax in 2006 retroactively adjusted from $5.94 to $5.40 and from $4.63 to $4.21, respectively

26.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the July 1, 2005 may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The monthly contribution shall not be less than 6% of each employee’s monthly salary. The Company made monthly contributions equal to 6% of each employee’s monthly salary to employee’s pension accounts beginning July 1, 2005.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa, SENAO and CHIEF contribute an amount equal to 2% to 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan (originally) the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007.

Pension costs of the Company amounted to $3,141,309 thousand ($3,029,100 thousand subject to defined benefit plan and $112,209 thousand subject to defined contribution plan) and $3,324,019 thousand ($3,256,681 thousand subject to defined benefit plan and $67,338 thousand subject to defined contributed plan) for the years ended December 31, 2007 and 2006, respectively.

Pension information of the Company of the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost for the year

2007
	Chunghwa	SENAO	CHIEF
Service cost	$2,807,927	$2,121	$—
Interest cost	107,931	2,117	411
Expected return on plan assets	(78,198)	(1,958)	(200)
Amortization of unrecognized loss	7,003	666	63
Curtailment/settlement loss to be recognized	178,895	—	—

	$3,023,558	$2,946	$274

2006
	Chunghwa	CHIEF
Service cost	$3,072,678	$—
Interest cost	58,200	497
Expected return on plan assets	(65,636)	(231)
Amortization of unrecognized loss	46,690	58
Curtailment/settlement loss to be recognized	144,425	—

	$3,256,357	$324

b.	Reconciliation between the fund status and accrued pension liabilities, vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

1)	Reconciliation between the fund status and accrued pension cost is summarized as follows:

2007
	Chunghwa	SENAO	CHIEF
Benefit obligation
Vested benefit obligation	$(3,526,887)	$(2,395)	$—
Non-vested benefit obligation	(2,150,100)	(66,330)	(9,272)

Accumulated benefit obligation	(5,676,987)	(68,725)	(9,272)
Additional benefit obligation	(970,516)	(27,937)	(6,851)

Projected benefit obligation	(6,647,503)	(96,662)	(16,123)
Fair values of plan assets	2,754,779	101,757	7,853

Funded status	(3,892,724)	5,095	(8,270)
Amortization of unrecognized net transition obligation	—	3,694	7,383
Unrecognized net loss (gain)	(19,240)	(1,489)	(8,267)

Net amount recognized—prepaid pension cost (accrued pension liabilities)	$(3,911,964)	$7,300	$(9,154)

2006
	Chunghwa	CHIEF
Benefit obligation
Vested benefit obligation	$(2,308,643)	$—
Non-vested benefit obligation	(1,526,250)	(9,017)

Accumulated benefit obligation	(3,834,893)	(9,017)
Additional benefit obligation	(683,674)	(5,913)

Projected benefit obligation	(4,518,567)	(14,930)
Fair values of plan assets	2,914,999	6,812

Funded status	(1,603,568)	(8,118)
Amortization of unrecognized net transition obligation	—	7,844
Amortization of unrecognized net loss (gain)	349,867	(9,448)

Accrued pension liabilities	$(1,253,701)	$(9,722)

2)	Vested benefit

	Chunghwa	SENAO	CHIEF
2007	$5,009,083	$2,460	$—

2006	$3,174,285		$—

3)	Actuarial assumptions

2007
	Chunghwa	SENAO	CHIEF
Chunghwa
Discount rate used in determining present value	2.50%	2.50%	2.50%
Rate of compensation increase	1.50%	2.00%	3.50%
Rate of return on plan assets	2.75%	2.75%	2.75%

2006
	Chunghwa	CHIEF
Chunghwa
Discount rate used in determining present value	2.00%	2.00%
Rate of compensation increase	1.50%	3.00%
Rate of return on plan assets	3.00%	2.75%

4)	Contributions and payments of the Fund

2007
	Chunghwa	SENAO	CHIEF
Contributions	$365,368	$4,848	$842

Payments	$600,239	$1,986	$—

2006
	Chunghwa	CHIEF
Contributions	$1,543,744	$710

Payments	$333,092	$—

27.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Equity-accounted investee before the Company has control over SENAO on April 12, 2007

Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary of CHI prior to acquisition

Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI prior to acquisition

Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary of CHI prior to acquisition

Chunghwa Investment Co., Ltd. (“CHI”)	Equity-accounted investee

(Continued)

Company	Relationship
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-accounted investee

Spring House Entertainment Inc.(“SHE”)	Equity-accounted investee

ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee

Skysoft Co., Ltd. (“SKYSOFT”)	Equity-accounted investee

Chunghwa Precision Test Technical Co., Ltd (“CHPT”)	Subsidiary of CHI

Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of CHI

Tai Zhong He	Former chairman of CHIEF, as a current member of the board of directors of CHIEF

Senao Networks, Inc. (“SNI”)	Equity-accounted investee of SENAO

SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

Paul Lin	Vice chairman general manager of SENAO

Senao International Miami Inc. (SIM)	Chairman of SIM is vice chairman and general manager of SENAO

Senora Trading Company (STC)	Chairman of STC and SENAO’s is vice chairman and general manager are immediate family

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2007		2006
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
CHPT	$2,841	61	$—	—
SNI	1,852	39	—	—
CHTG	—	—	43,999	100

	$4,693	100	$43,999	100

2) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$141,192	41	$294,361	33
STEF	2,550	1	—	—
SNI	748	—	—	—
CHSI	—	—	193,179	21
CHTG	—	—	36,843	4
Others	5,346	2	—	—

	149,836	44	524,383	58

Payable to construction supplier
TISE	191,218	55	345,246	38
CHSI	—	—	13,331	2

	191,218	55	358,577	40

	December 31
	2007		2006
	Amount	%	Amount	%
Amounts collected in trust for others
SHE	$2,248	1	$—	—

Other payables
Tai Zhong He	—	—	20,056	2

	$343,302	100	$903,016	100

The foregoing terms were conducted as arm’s length transactions except for other payable to Tai, Zhong He. In 2005, CHIEF agreed to provide compensation to Tai, Zhong He for providing assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. The total compensation payable to Tai, Zhong He for this pledge was NT$20 million. The amount was based on the number of days that the pledged assets were used by CHIEF as collateral and was calculated at an interest rate below 5%. CHIEF had paid NT$20 million to Tai, Zhong He in September 2007.

	Years Ended December 31
	2007		2006
	Amount	%	Amount	%
3) Revenues

STC	$135,049	—	$—	—
CHTG	88,476	—	95,127	—
SENAO	32,349	—	—	—
CHSI	17,409	—	—	—
ELTA	14,947	—	—	—
SKYSOFT	7,303	—	—	—
CHPT	7,169	—	13,774	—
Others	68,192	—	—	—

	$370,894	—	$108,901	—

4) Operating costs and expenses

SENAO	$1,174,966	1	$—	—
CHSI	441,585	1	306,075	—
TISE	388,111	—	374,209	1
ELTA	98,610	—	—	—
CHTG	63,663	—	101,059	—
SIM	35,506	—	—	—
STEF	9,766	—	—	—
Others	27,169	—	—	—

	$2,239,376	2	$781,343	1

5) Acquisitions of property, plant and equipment

TISE	$947,835	4	$920,236	3
CHSI	577,202	2	283,309	1
CHTG	43,393	—	864	—
SENAO	1,044	—	—	—
SNI	64	—	—	—

	$1,569,538	6	$1,204,409	4

	Years Ended December 31
	2007		2006
	Amount	%	Amount	%
6) Acquisitions of long-term investment accounted for using equity method
CHI	$908,935	41	$—	—
CIHC	11,430	—	—	—

	$920,365	41	$—	—

The Company acquired all of the shares of CHSI and CHTG from CHI in December 2007, for a total purchase price of NT$909 million cash. The Company also acquired all of the shares of DHT from CIHC, for a total purchase price of NT$11 million cash.

The above transactions between the Company and SENAO occurred prior to the Company obtaining control over SENAO on April 12, 2007. The above transactions between the Company and CHSI, CHTG and DHT occurred prior to the Company obtaining control over CHSI, CHTG and DHT on December 20, 2007. After such dates, such were eliminated upon consolidation.

SENAO rents a building from Paul Lin for retail sales and service centers. The rent is paid monthly.

The transaction terms, except of SENAO, CHIEF, CIYP, SNI, STEF, STC, SIM, and other payable to Tai, Zhong He and Paul Lin were determined in accordance with mutual agreements. The foregoing transactions with related parties were conducted under normal commercial terms.

28.	PLEDGED ASSETS

The assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by SENAO and CHIEF.

December 31, 2007
Property, plant and equipment, net	$505,747
Leased assets, net	288,998
Restricted assets	864

$795,609

29.	COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2007, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $1,203,243 thousand.

b.	Acquisitions of telecommunications equipment of $12,423,393 thousand.

c.	Unused letters of credit of $1,624,437 thousand.

d.	Contract to print billing, envelopes and telephone directories of $224,780 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future lease payments were as follows:

Year	Amount
2008	$1,412,819
2009	1,129,963
2010	654,521
2011	373,212
2012 and thereafter	219,589

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). When the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government.

g.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Taiwan Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. As of audit report date, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

30.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	December 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$76,233,001	$76,233,001	$70,672,974	$70,672,974
Financial assets at fair value through profit or loss	119,139	119,139	59,119	59,119
Available-for-sale financial assets	18,157,513	18,157,513	6,950,716	6,950,716
Held-to-maturity financial assets - current	651,192	651,192	—	—
Trade notes and accounts receivable, net	11,450,865	11,450,865	12,586,305	12,586,305
Receivable from related parties	4,693	4,693	43,999	43,999
Other current monetary assets	7,227,250	7,227,250	5,965,595	5,965,595
Restrictive assets	864	864	2,226	2,226
Investments accounted for using equity method	2,018,348	2,220,280	1,751,570	1,907,114
Financial assets carried at cost	2,122,768	2,122,768	1,944,730	1,944,730
Held-to-maturity financial assets - noncurrent	498,257	498,257	—	—
Other noncurrent monetary assets	1,000,000	1,000,000	2,000,000	2,000,000
Refundable deposits	1,409,785	1,409,785	1,545,800	1,545,800

(Continued)

	December 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities
Short-term loans	$36,000	$36,000	$126,000	$126,000
Financial liabilities at fair value through profit or loss	653,286	653,286	24,844	24,844
Trade notes and accounts payable	11,254,863	11,254,863	9,002,996	9,002,996
Payable from related parties	343,302	343,302	903,016	903,016
Accrued expenses	15,559,672	15,559,672	18,948,844	18,948,844
Amounts collected in trust for others (included in “other current liabilities”)	2,834,457	2,834,457	4,014,709	4,014,709
Payables to equipment suppliers (included in “other current liabilities”)	1,824,681	1,824,681	1,661,128	1,661,128
Payables to constructors (included in “other current liabilities”)	1,065,972	1,065,972	1,073,285	1,073,285
Refundable customers’ deposits (included in “other current liabilities”)	915,248	915,248	949,776	949,776
Current portion of long-term loans	20,000	20,000	322,917	322,917
Due to stockholders for capital reduction	9,557,777	9,557,777	—	—
Customers’ deposits	6,386,169	6,386,169	6,654,161	6,654,161

				(Concluded	)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not readily available, valuation techniques is used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2007	2006	2007	2006
Assets
Financial assets at fair value through profit or loss	$119,139	$59,119	$—	$—
Available-for-sale financial assets	18,157,513	6,950,716	—	—
Hedging derivative financial assets (classified as other current monetary assets)	990	—	—	—

(Continued)

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2007	2006	2007	2006
Liabilities
Financial liabilities at fair value through profit or loss	$73,127	$24,844	$580,159	$—
Hedging derivative financial liabilities (classified as other current liabilities)	35,162	—	—	—

(Concluded)

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

The Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the year ended December 31, 2007. Chunghwa did not into any hedging forward exchange contracts in 2006.

Outstanding forward exchange contracts for hedge as of December 31, 2007:

	Currency	Maturity Period	Contract Amount (in Thousands)
Sell	USD/NTD	2008.03	USD	65,000
	EUR/NTD	2008.02-03	EUR	40,000

As of December 31, 2007, the forward exchange contract was measured at fair value of $990 thousand (classified as other current monetary assets) and $35,162 thousand (classified as other current liabilities).

31. ADDITIONAL DISCLOSURES

Following	are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 6.

j.	Financial transaction: Please see Notes 5 and 30.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

32.	SEGMENT INFORMATION

a.	Industry

The financial information of the Company by industry: Please see Table 9.

b.	Geographic

As of December 31, 2007, the Company had established a foreign operation in Hong Kong, China and American, but less than 10% of total sales.

c.	Foreign revenue

The foreign revenue of the Company is less than 10% of total sales.

d.	Major customers

No single customer accounts for the Company more than 10% of total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,074	$1,270,190 (Note 8)	31	$2,857,182	Note 5
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000	974,332	49	1,050,524	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	850,398 (Note 8)	100	675,138	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,760	626,078	40	813,453	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	423,807 (Note 8)	69	377,366	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	73,416 (Note 8)	100	65,399	Note 1
		Skysoft Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	4,438	69,911	30	30,543	Note 1
		ELTA Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	3,886	44,998	32	37,569	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	31,256 (Note 8)	100	31,256	Note 1
		Spring House Entertainment Inc.	Equity-accounted investee	Investments accounted for using equity method	2,016	15,659	30	821	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	15,408 (Note 8)	100	15,408	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (Note 8)	100	—	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (Note 8)	100	—	Note 3
		Taipei Financial Center	—	Financial assets carried at cost	288,211	1,789,530	12	1,429,717	Note 2
		RPTI International	—	Financial assets carried at cost	9,234	49,500	12	49,944	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	74,326	Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	16,796	168,038	15	166,836	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	20,000	9	9,973	Note 2
		Siemens Telecommunication Systems	—	Financial assets carried at cost	75	5,250	15	181,751	Note 2
		Mega Financial Holding Co., Ltd.	—	Available-for-sale financial assets	5,800	119,781	—	115,710	Note 5
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4	5,355	—	6,378	Note 5
		ACERINOX SA EUR0.25	—	Available-for-sale financial assets	10	6,981	—	7,858	Note 5
		ACS ACTIVIDADES CONS Y SERV EUR0.50	—	Available-for-sale financial assets	5	8,395	—	9,238	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		AGGREKO PLC ORD	—	Available-for-sale financial assets	15	$3,318	—	$5,084	Note 5
		AIR PRODUCTS & CHEMICALS INC COM	—	Available-for-sale financial assets	2	5,704	—	7,497	Note 5
		AISIN SEIKI CO LTD	—	Available-for-sale financial assets	3	3,620	—	4,317	Note 5
		ALLIANZ SE-REG NPV (REGD) (VINKULIERT)	—	Available-for-sale financial assets	1	6,866	—	8,478	Note 5
		ALPHA BANK A.E ORD SHS	—	Available-for-sale financial assets	7	7,987	—	8,435	Note 5
		ALSTOM	—	Available-for-sale financial assets	1	4,414	—	8,802	Note 5
		Altria-Group Inc COM USD0.333333 (AUST CERT)	—	Available-for-sale financial assets	3	6,295	—	6,581	Note 5
		AMADA CO LTD	—	Available-for-sale financial assets	9	3,343	—	2,559	Note 5
		APACHE CORP COM	—	Available-for-sale financial assets	2	6,332	—	6,301	Note 5
		APPLE COMPUTER INC COM STK NPV	—	Available-for-sale financial assets	1	2,824	—	6,715	Note 5
		ARM HOLDINGS PLC ORD GBP0.0005	—	Available-for-sale financial assets	65	4,706	—	5,187	Note 5
		ASAHI KASEI CORP ORD	—	Available-for-sale financial assets	15	3,985	—	3,231	Note 5
		ASML HOLDING N.V. ASML HOLDING N.V.	—	Available-for-sale financial assets	8	6,050	—	8,263	Note 5
		BANCO ESPIRITO SANTO-REG EUR5	—	Available-for-sale financial assets	10	6,653	—	6,976	Note 5
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	13	6,803	—	9,322	Note 5
		BARCLAYS ORD GBP0.25	—	Available-for-sale financial assets	13	5,385	—	4,164	Note 5
		BASF AG NPV BASF AG NPV	—	Available-for-sale financial assets	2	8,387	—	9,242	Note 5
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	3	5,604	—	6,027	Note 5
		BAYERISCHE MOTOREN WERKE AG BAYERISCHE MOTOREN WERKE AG	—	Available-for-sale financial assets	4	7,994	—	8,446	Note 5
		BBY COM USD0.10	—	Available-for-sale financial assets	4	6,320	—	6,669	Note 5
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	5,683	—	6,624	Note 5
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	7	4,671	—	7,335	Note 5
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,549	—	6,146	Note 5
		BOUYGUES EUR1	—	Available-for-sale financial assets	3	8,369	—	8,183	Note 5
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	16	5,939	—	6,491	Note 5
		BT GROUP PLC SHS	—	Available-for-sale financial assets	27	4,763	—	4,831	Note 5
		BULGARI SPA EUR0.07	—	Available-for-sale financial assets	16	8,302	—	7,495	Note 5
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	4,984	—	5,229	Note 5
		CARPHONE WAREHOUSE GROUP SHS	—	Available-for-sale financial assets	26	5,758	—	5,853	Note 5
		CENTRICA ORD GBP0.061728395	—	Available-for-sale financial assets	23	5,501	—	5,277	Note 5
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	4,148	—	6,077	Note 5
		CNP ASSURANCES EUR4	—	Available-for-sale financial assets	2	8,446	—	8,441	Note 5
		COCA-COLA ENTERPRISES COM USD1	—	Available-for-sale financial assets	7	6,159	—	6,051	Note 5
		COGNIZANT TECH SOLUTIONS - A COM CL’A’USD0.01	—	Available-for-sale financial assets	5	5,688	—	5,006	Note 5
		COMPASS GROUP PLC ORD	—	Available-for-sale financial assets	26	5,480	—	5,155	Note 5
		COOPER INDS LTD CL A	—	Available-for-sale financial assets	4	5,499	—	6,711	Note 5
		CRH PLC ORD EUR0.32	—	Available-for-sale financial assets	5	7,711	—	6,143	Note 5
		CRH PLC ORD EUR0.32	—	Available-for-sale financial assets	2	2,085	—	1,924	Note 5
		DAIKIN INDUSTRIES LTD	—	Available-for-sale financial assets	3	3,576	—	5,800	Note 5
		DAILY MAIL & GENERAL TST-A NV ‘A’ ORD (NON-VTG) GBP0.125	—	Available-for-sale financial assets	11	5,435	—	3,616	Note 5
		Daimler AG ORD NPV REGD	—	Available-for-sale financial assets	3	8,759	—	8,145	Note 5

(Continued)

					December 31, 2007
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value	Note
		DAINIPPON INK & CHEMICALS	—	Available-for-sale financial assets	25	$3,751	—	$4,053	Note 5
		DARDEN RESTAURANTS INC COM	—	Available-for-sale financial assets	4	6,025	—	3,951	Note 5
		DE LA RUE PLC ORD GBP0.297619	—	Available-for-sale financial assets	11	4,727	—	7,242	Note 5
		DEUTSCHE BOERSE AG NPV (REGD)	—	Available-for-sale financial assets	2	5,322	—	11,691	Note 5
		EAST JAPAN RAILWAY CO	—	Available-for-sale financial assets	—	3,876	—	4,004	Note 5
		EBAY INC COM	—	Available-for-sale financial assets	5	5,704	—	5,639	Note 5
		EMERSON ELECTRIC CO COM USD0.50	—	Available-for-sale financial assets	4	5,454	—	7,290	Note 5
		ENEL	—	Available-for-sale financial assets	23	6,767	—	8,834	Note 5
		EPCOS AG ORD NPV	—	Available-for-sale financial assets	15	10,247	—	8,469	Note 5
		EQUIFAX INC COM USD1.25	—	Available-for-sale financial assets	4	6,285	—	5,190	Note 5
		FAMILYMART CO LTD FAMILYMART CO LTD	—	Available-for-sale financial assets	4	3,869	—	4,042	Note 5
		FANUC LTD	—	Available-for-sale financial assets	1	3,519	—	3,780	Note 5
		FIRSTGROUP PLC ORD GBP0.05	—	Available-for-sale financial assets	11	3,743	—	5,932	Note 5
		FUGRO NV-CVA EUR0.05	—	Available-for-sale financial assets	3	4,329	—	8,308	Note 5
		FUJIFILM HOLDINGS CORP	—	Available-for-sale financial assets	3	4,073	—	3,971	Note 5
		GENERAL MILLS INC GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,442	—	5,529	Note 5
		GESTEVISION TELECINCO SA EUR0.5	—	Available-for-sale financial assets	10	8,141	—	7,962	Note 5
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	5	5,545	—	7,499	Note 5
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,684	—	2,531	Note 5
		GLORY LTD NPV	—	Available-for-sale financial assets	4	2,555	—	3,185	Note 5
		GOLDMAN SACHS GROUP IN COM	—	Available-for-sale financial assets	1	5,482	—	6,677	Note 5
		GOOGLE INC-CL A CL A	—	Available-for-sale financial assets	—	4,276	—	7,111	Note 5
		HBOS PLC ORD GBP0.25	—	Available-for-sale financial assets	8	5,467	—	3,753	Note 5
		HEINEKEN NV ORD NR	—	Available-for-sale financial assets	5	6,757	—	9,671	Note 5
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,462	—	6,070	Note 5
		HITACHI LTD NPV	—	Available-for-sale financial assets	17	4,016	—	4,100	Note 5
		HOME RETAIL GROUP ORD NPV	—	Available-for-sale financial assets	19	5,565	—	4,126	Note 5
		INDITEX REG SHS	—	Available-for-sale financial assets	4	5,434	—	7,206	Note 5
		INDRA SISTEMAS SA EUR0.20 SER ‘A’	—	Available-for-sale financial assets	10	8,494	—	8,488	Note 5
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	6	7,946	—	7,549	Note 5
		INPEX HOLDINGS INC COM STK JPY1	—	Available-for-sale financial assets	—	3,636	—	4,905	Note 5
		INTL BUSINESS MACHINES CORP COM STK USD0.20	—	Available-for-sale financial assets	2	5,645	—	6,190	Note 5
		ISETAN CO LTD ISETAN CO LTD	—	Available-for-sale financial assets	8	3,922	—	3,518	Note 5
		JOHNSON & JOHNSON COM USD1	—	Available-for-sale financial assets	3	6,255	—	6,522	Note 5
		JSR CORPORATION	—	Available-for-sale financial assets	5	3,800	—	3,926	Note 5
		KAWASAKI KISEN KAISHA LTD NPV	—	Available-for-sale financial assets	11	2,438	—	3,497	Note 5
		KOMATSU LTD NPV	—	Available-for-sale financial assets	4	3,436	—	3,697	Note 5
		KONE OYJ NPV ORD ‘B’	—	Available-for-sale financial assets	4	8,707	—	8,706	Note 5
		KROGER CO COM	—	Available-for-sale financial assets	7	6,114	—	5,806	Note 5
		KYOWA HAKKO KOGYO CO LTD	—	Available-for-sale financial assets	14	4,619	—	4,840	Note 5
		LEHMAN BROS HLDGS INC COM	—	Available-for-sale financial assets	3	6,789	—	6,469	Note 5
		LOCKHEED MARTIN CORP COM	—	Available-for-sale financial assets	2	5,475	—	6,557	Note 5
		M.A.N AG ORD	—	Available-for-sale financial assets	2	4,247	—	8,172	Note 5
		MARKS & SPENCER PLC ORD GBP0.25	—	Available-for-sale financial assets	12	4,741	—	4,208	Note 5
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	3	4,153	—	6,116	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		METLIFE INC COM	—	Available-for-sale financial assets	3	$5,515	—	$5,925	Note 5
		MICHAEL PAGE INTERNATIONAL ORD GBP0.01	—	Available-for-sale financial assets	18	5,417	—	3,435	Note 5
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	5	2,713	—	4,253	Note 5
		MITSUBISHI GAS CHEM CO	—	Available-for-sale financial assets	13	4,167	—	4,140	Note 5
		MITSUI & CO LTD ORD	—	Available-for-sale financial assets	6	4,053	—	4,108	Note 5
		MITSUI FUDOSAN CO LTD	—	Available-for-sale financial assets	5	3,616	—	3,518	Note 5
		MITSUI O.S.K. LINES LTD	—	Available-for-sale financial assets	9	4,112	—	3,716	Note 5
		MUENCHENER RUECKVER AG-REG NPV (REGD)	—	Available-for-sale financial assets	1	6,774	—	8,258	Note 5
		NATIONAL BANK OF GREECE EUR4.80 (REGD)	—	Available-for-sale financial assets	4	7,456	—	9,715	Note 5
		NATIONAL SEMICONDUCTOR	—	Available-for-sale financial assets	7	6,179	—	5,230	Note 5
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	3	4,060	—	6,325	Note 5
		NEXT PLC ORD GBP0.10	—	Available-for-sale financial assets	4	5,475	—	4,495	Note 5
		NIKE INC -CL B CLASS ‘B’ COM NPV	—	Available-for-sale financial assets	3	6,413	—	6,701	Note 5
		NIKON CORP	—	Available-for-sale financial assets	4	2,602	—	4,482	Note 5
		NIPPON OIL CORPORATION JPY50	—	Available-for-sale financial assets	15	3,962	—	3,948	Note 5
		NIPPON STEEL CORP	—	Available-for-sale financial assets	17	2,302	—	3,406	Note 5
		NIPPON YUSEN KABUSHIKI KAISH NPV	—	Available-for-sale financial assets	12	3,862	—	3,085	Note 5
		NOKIA OYJ EUR0.06	—	Available-for-sale financial assets	7	6,795	—	8,909	Note 5
		NOMURA RESEARCH INSTITUTE IN	—	Available-for-sale financial assets	4	3,927	—	4,049	Note 5
		NORTHROP GRUMMAN CORP COM	—	Available-for-sale financial assets	2	5,677	—	6,031	Note 5
		NVIDIA CORP COM	—	Available-for-sale financial assets	6	4,851	—	7,066	Note 5
		OLYMPUS CORP SHS JPY	—	Available-for-sale financial assets	3	3,005	—	4,013	Note 5
		OMNICOM GROUP INC COM	—	Available-for-sale financial assets	4	6,231	—	5,779	Note 5
		OMRON CORPORATION	—	Available-for-sale financial assets	5	4,121	—	3,781	Note 5
		OMV AG AKT	—	Available-for-sale financial assets	4	8,470	—	9,482	Note 5
		ORACLE CORP COM USD0.01	—	Available-for-sale financial assets	9	5,498	—	6,821	Note 5
		PALL CORP COM USD0.10	—	Available-for-sale financial assets	4	4,513	—	5,391	Note 5
		PEPSI BOTTLING GROUP I COM	—	Available-for-sale financial assets	5	5,752	—	6,561	Note 5
		PPR eur4	—	Available-for-sale financial assets	1	7,219	—	7,411	Note 5
		PRAXAIR INC COM	—	Available-for-sale financial assets	2	5,970	—	6,677	Note 5
		PRUDENTIAL FINANCIAL INC COM USD0.01	—	Available-for-sale financial assets	2	5,887	—	5,946	Note 5
		PUBLIC SVC ENTERPRISE COM	—	Available-for-sale financial assets	2	5,360	—	6,840	Note 5
		Q.P. CORP JPY50	—	Available-for-sale financial assets	12	3,826	—	4,044	Note 5
		QUAL COMM INC COM COM STK	—	Available-for-sale financial assets	4	5,365	—	4,883	Note 5
		RECKITT BENCKISER GROUP PLC	—	Available-for-sale financial assets	3	4,763	—	6,267	Note 5
		RICOH COMPANY LIMITED NPV	—	Available-for-sale financial assets	6	4,065	—	3,587	Note 5
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,500	—	6,991	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’ SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,696	—	8,749	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’ SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,822	—	7,800	Note 5
		RWE AG NEU NPV	—	Available-for-sale financial assets	2	8,647	—	9,078	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		SAIPEM EUR1	—	Available-for-sale financial assets	6	$8,243	—	$8,148	Note 5
		SCHLUMBERGER LTD COM USD0.01	—	Available-for-sale financial assets	2	4,136	—	6,884	Note 5
		SCHRODERS PLC VTG SHS GBP1	—	Available-for-sale financial assets	6	5,476	—	4,891	Note 5
		SCHWAB (CHARLES) CORP COM STK USD0.01	—	Available-for-sale financial assets	9	6,287	—	7,614	Note 5
		SCOR SE EUR7.876972 (POST CONSOLIDATION)	—	Available-for-sale financial assets	10	8,356	—	8,142	Note 5
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	6	4,748	—	6,090	Note 5
		SES FDR FDR EACH REP 1 ‘A’ NPV	—	Available-for-sale financial assets	13	8,734	—	10,993	Note 5
		SHISEIDO CO LTD ORD	—	Available-for-sale financial assets	6	4,309	—	4,595	Note 5
		SOLVAY SA NPV NPV	—	Available-for-sale financial assets	2	6,676	—	6,986	Note 5
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,859	—	6,456	Note 5
		STANLEY ELECTRIC CO LTD	—	Available-for-sale financial assets	5	3,468	—	4,362	Note 5
		STATE STR CORP COM	—	Available-for-sale financial assets	3	6,331	—	6,763	Note 5
		SUMITOMO ELECTRIC INDS ORD	—	Available-for-sale financial assets	8	4,054	—	4,270	Note 5
		SUMITOMO METAL MINING CO LTD	—	Available-for-sale financial assets	6	2,375	—	3,318	Note 5
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	9	8,377	—	9,943	Note 5
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,346	—	4,426	Note 5
		TEXTRON INC COM USD0.125	—	Available-for-sale financial assets	3	5,964	—	6,650	Note 5
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	5,609	—	6,129	Note 5
		TOYOTA INDUSTRIES CORP	—	Available-for-sale financial assets	3	3,630	—	3,572	Note 5
		TOYOTA MTR COM	—	Available-for-sale financial assets	2	3,230	—	2,973	Note 5
		UNION FENOSA, S.A.	—	Available-for-sale financial assets	4	8,046	—	7,978	Note 5
		VEDANTA RESOURCES PLC ORD USD0.10	—	Available-for-sale financial assets	4	4,162	—	4,989	Note 5
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,780	—	9,062	Note 5
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	20	1,667	—	2,408	Note 5
		WATERS CORPORATION COM STK USD0.01	—	Available-for-sale financial assets	2	4,411	—	6,203	Note 5
		WELLPOINT INC COMMON	—	Available-for-sale financial assets	2	5,437	—	6,134	Note 5
		WEST JAPAN RAILWAY CO	—	Available-for-sale financial assets	—	3,644	—	3,535	Note 5
		WHITBREAD PLC ORD GBP0.76797385	—	Available-for-sale financial assets	5	5,459	—	4,673	Note 5
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	2	3,525	—	5,658	Note 5
		YAMAHA CORPORATION	—	Available-for-sale financial assets	6	4,183	—	4,069	Note 5

		Beneficiary certificates (mutual fund)
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	2,000	50,000	—	52,080	Note 4
		Polaris Global Reits Fund	—	Available-for-sale financial assets	16,018	200,000	—	181,483	Note 4
		SKIT Strategy Balanced Fund	—	Available-for-sale financial assets	47,979	559,554	—	523,621	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	19,173	250,000	—	251,898	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	273,550	Note 4
		Capital Stable Value Fund	—	Available-for-sale financial assets	7,867	100,000	—	99,582	Note 4
		SKIT Fortune Balanced Fund	—	Available-for-sale financial assets	6,097	100,000	—	80,549	Note 4
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	192,839	Note 4
		Grand Cathay Balanced Fund	—	Available-for-sale financial assets	4,400	100,000	—	96,439	Note 4
		ING Global Balanced Portfolio	—	Available-for-sale financial assets	8,569	100,000	—	96,315	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	90,289	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	91,925	Note 4
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	10,906	150,000	—	149,517	Note 4
		Prudential Financial Balanced Fund	—	Available-for-sale financial assets	2,412	50,000	—	48,432	Note 4
		Yuan Ta Duo Fu	—	Available-for-sale financial assets	966	50,000	—	40,870	Note 4
		Yuan Ta Duo Duo	—	Available-for-sale financial assets	1,809	50,000	—	37,826	Note 4
		Yuan Ta New-Mainstream	—	Available-for-sale financial assets	1,995	50,000	—	39,346	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	356,941	Note 4
		Primasia S&P Global Fixed Income Fund	—	Available-for-sale financial assets	7,393	80,000	—	80,803	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	205,322	Note 4
		IBT Global Growth Portfolio Fund	—	Available-for-sale financial assets	3,900	50,000	—	50,819	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	201,718	Note 4
		AIG Flagship Global Growth Fund of Funds	—	Available-for-sale financial assets	22,878	350,000	—	338,139	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	150,881	Note 4
		ING Global Dynamic Portfolio	—	Available-for-sale financial assets	8,104	100,000	—	100,648	Note 4
		Prudential Financial Global Selection Fund	—	Available-for-sale financial assets	3,296	50,000	—	50,099	Note 4
		Jih Sun Mortgage Backed Securities Fund	—	Available-for-sale financial assets	20,305	200,000	—	200,350	Note 4
		IBT 101 Global Mortgage Securitization Fund	—	Available-for-sale financial assets	4,716	50,000	—	48,750	Note 4
		Jih Sun Navigation No. 1 Fund	—	Available-for-sale financial assets	5,000	50,050	—	49,300	Note 4
		Fuh-Hwa Home Run Fund	—	Available-for-sale financial assets	9,977	100,000	—	103,558	Note 4
		Fuh-Hwa Total Return Fund	—	Available-for-sale financial assets	9,872	100,000	—	102,962	Note 4
		Fuh-Hwa Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	10,890	Note 4
		SKIT Strategy Balanced Fund III	—	Available-for-sale financial assets	2,893	30,000	—	26,871	Note 4
		SKIT Strategy Balanced Fund V	—	Available-for-sale financial assets	2,880	30,000	—	27,083	Note 4
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	875,000	Note 4
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	957,000	Note 4
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	989,000	Note 4
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	1,000,000	—	943,000	Note 4
		MFS Emerging Market Debt Fund	—	Available-for-sale financial assets	858	532,846	—	589,516	Note 4
		USD Special Bond Fund	—	Available-for-sale financial assets	25	353,540	—	380,611	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	995	389,718	—	360,619	Note 4
		JPMorgan Lux Funds - Emerging Markets Bond Fund	—	Available-for-sale financial assets	21	199,638	—	196,086	Note 4
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	130,593	Note 4
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,203	549,572	—	542,824	Note 4
		Permal Fixed Income Holdings N.V.	—	Available-for-sale financial assets	7	264,095	—	267,940	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	8	114,448	—	136,544	Note 4
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	1,402	549,027	—	603,248	Note 4
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	102	577,813	—	626,852	Note 4
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	545,121	Note 4
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	283,924	Note 4
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	265,092	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	168,342	Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	163,643	Note 4
		JPMF (Taiwan) Global Dynamic Fund	—	Available-for-sale financial assets	303	165,640	—	178,230	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value
		MFS Meridian-Research International Fund	—	Available-for-sale financial assets	173		$131,920		—		$138,293	Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	192		162,900		—		164,209	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13		162,990		—		158,241	Note 4
		GAM Diversity-USD Open	—	Available-for-sale financial assets	10		262,293		—		259,061	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	860		549,185		—		598,878	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	386		224,865		—		232,278	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	303		273,765		—		287,917	Note 4
		MFS Meridian - European Equity Fund	—	Available-for-sale financial assets	171		178,920		—		187,029	Note 4
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230		180,886		—		189,742	Note 4
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—		615,422		—		635,266	Note 4
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000		100,000		—		106,900	Note 4
		Cathay No. 2 REIT	—	Available-for-sale financial assets	5,000		50,000		—		50,000	Note 4
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000		100,000		—		82,000	Note 4
		China Development Industrial B	—	Held-to-maturity financial assets	—		98,484		—		98,484	Note 7
		First Commercial Bank 1st Subordinated Financial Bonds in 2001	—	Held-to-maturity financial assets	—		500,000		—		500,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—		150,000		—		150,000	Note 7
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—		100,000		—		100,000	Note 7
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—		200,000		—		200,000	Note 7
		Cathay United Bank Cash Flow Balance Sheet CLO 2007-1 Special Purpose Trust Beneficiary Certificate Class A	—	Held-to-maturity financial assets	—		100,965		—		100,965	Note 7
1	Senao International Co., Ltd.	Gallop No. 1 REIT	—	Available-for-sale financial assets	921		9,210		—		7,552	Note 4
		Senao Networks, Inc.	Equity-accounted investee	Investments accounted for using equity method	14,721		287,370		48		287,370	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000		9		12,608	Note 2
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,968 (Note 8)		100		1,968	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400		1,239 (Note 8)		100		1,239	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450		10		6,167	Note 2
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—		2		—	Note 2
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6		95		—		84	Note 4
3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	200	US$	6,456 (199 (Note 8	) )	100	US$	6,456 (199)	Note 1
		Cathy Bond	—	Available-for-sale financial assets	2,866		33,457		—		33,550	Note 4
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000		—		16,935	Note 4
		SKITECB Balanced Fund	—	Available-for-sale financial assets	1,000		10,000		—		10,176	Note 4

(Continued)

					December 31, 2007
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value		Note
		Mega Diamond Bond	—	Available-for-sale financial assets	4,405		$50,004		—		$51,506	Note 4
		Polaris De-Bao Fund	—	Available-for-sale financial assets	920		10,078		—		10,367	Note 4
		JS Small Cap	—	Available-for-sale financial assets	852		15,082		—		11,181	Note 4
		Sinopac Pilot	—	Available-for-sale financial assets	791		20,000		—		16,199	Note 4
		Cathy Global Money Market Fund	—	Available-for-sale financial assets	485		5,000		—		5,134	Note 4
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000		—		15,887	Note 4
		Grand Cathy Balance 2 Fund	—	Available-for-sale financial assets	474		10,000		—		9,103	Note 4
		Grand Cathy Twin-core Global Integration Fund	—	Available-for-sale financial assets	5,178		52,570		—		57,988	Note 4
		SKIT Strategy balanced Fund Series 2	—	Available-for-sale financial assets	2,000		20,000		—		18,528	Note 4
		Grand Cathy Fund	—	Available-for-sale financial assets	1,777		23,271		—		23,331	Note 4
		Grand Cathy Balanced Fund	—	Available-for-sale financial assets	1,896		40,359		—		41,554	Note 4
		BSI-MVLTINVEST-SWISS STOCKS	—	Available-for-sale financial assets	2		9,871		—		9,739	Note 4
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	200	US$	6,456 (199 (Note 8	) )	100	US$	6,456 (199)	Note 1
5	Chunghwa Telecom Global Inc.	Barits Securities	—	Available-for-sale financial assets	16,223		190		—		200	Note 5

Note 1: The net asset values of investees was based on audited financial statements.

Note 2: The net asset values of investees were based on unaudited financial statements.

Note 3: New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

Note 4: The net asset values of beneficiary certification (mutual fund) were base on the net asset values on December 31, 2007.

Note 5: Market value was based on the closing price of December 31, 2007.

Note 6: Showing at their original carrying amounts without the adjustments of fair values.

Note 7: The net asset values of investees were based on amortized cost.

Note 8: The amount are eliminated upon consolidation.(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Senao International Co., Ltd.	Investments accounts accounted for using equity method	—	Subsidiary	—	$—	70,373	$1,065,813	—	$—	$—	$—	71,074 (Note 3)	$1,270,190 (Notes 2 and 8)
		Chunghwa System Integration Co., Ltd.	Investments accounts accounted for using equity method	—	Subsidiary	—	—	60,000	838,506	—	—	—	—	60,000	850,398 (Notes 4 and 8)
		CHIEF Telecom Inc.	Investments accounts accounted for using equity method	—	Subsidiary	38,370	273,411	17,151	171,513	17,579 (Note 5)	—	—	—	37,942	423,807 (Notes 6 and 8)
		Chunghwa International Yellow Pages Co., Ltd.	Investments accounts accounted for using equity method	—	Subsidiary	—	—	15,000	150,000	—	—	—	—	15,000	31,256 (Notes 7 and 8)
		Global Mobile Corp.	Financial assets carried at cost	—	—	—	—	16,796	168,038	—	—	—	—	16,796	168,038
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	—	—	10,000	212,819	4,200	94,976	93,038	1,938	5,800	119,781
		Gallop No. 1 REIT	Available-for-sale financial assets	—	—	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		Beneficiary certificates (mutual fund)
		Fubon Global Reit Fund	Available-for-sale financial assets	—	—	11,000	110,000	—	—	11,000	115,280	110,000	5,280	—	—
		HSBC Trinity Balanced Fund	Available-for-sale financial assets	—	—	8,000	80,000	3,580	40,000	11,580	131,881	120,000	11,881	—	—
		Polaris Global Reits Fund	Available-for-sale financial assets	—	—	16,018	200,000	—	—	—	—	—	—	16,018	200,000
		JF (Taiwan) Global Balanced Fund	Available-for-sale financial assets	—	—	13,331	150,000	21,455	275,000	34,786	472,769	425,000	47,769	—	—
		JF (Taiwan) Pacific Balanced Fund	Available-for-sale financial assets	—	—	10,000	100,000	—	—	10,000	114,616	100,000	14,616	—	—
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	18,348	199,108	38,805	460,000	9,174	105,339	99,554	5,785	47,979	559,554
		Fuh-Hwa Heirloon No. 2 Balanced Fund	Available-for-sale financial assets	—	—	17,750	250,000	—	—	17,750	254,377	250,000	4,377	—	—
		HSBC Taiwan Safe & Rich Fund	Available-for-sale financial assets	—	—	4,827	80,000	11,463	230,000	16,290	332,776	310,000	22,776	—	—
		Capital Assets Allocation Fund	Available-for-sale financial assets	—	—	7,753	100,000	26,005	400,000	33,758	526,397	500,000	26,397	—	—
		JF (Taiwan) Balanced Fund	Available-for-sale financial assets	—	—	2,875	50,000	—	—	2,875	56,152	50,000	6,152	—	—
		PCA Balanced Fund	Available-for-sale financial assets	—	—	—	—	16,550	300,000	16,550	313,945	300,000	13,945	—	—
		Fuh-Hwa Aegis Fund	Available-for-sale financial assets	—	—	—	—	19,173	250,000	—	—	—	—	19,173	250,000
		AGI Target 2020 Fund	Available-for-sale financial assets	—	—	—	—	5,731	70,000	5,731	73,064	70,000	3,064	—	—
		AGI Global Quantitative Balanced Fund	Available-for-sale financial assets	—	—	—	—	42,968	500,000	20,000	238,397	232,731	5,666	22,968	267,269
		Capital Stable Value Fund	Available-for-sale financial assets	—	—	—	—	7,867	100,000	—	—	—	—	7,867	100,000
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	—	—	6,097	100,000	—	—	—	—	6,097	100,000
		Capital Asset Manager Income	Available-for-sale financial assets	—	—	—	—	11,285	200,000	—	—	—	—	11,285	200,000
		Grand Cathay Balanced Fund	Available-for-sale financial assets	—	—	—	—	4,400	100,000	—	—	—	—	4,400	100,000
		ING Taiwan Balanced Fund	Available-for-sale financial assets	—	—	—	—	8,569	100,000	—	—	—	—	8,569	100,000
		Fuh Hwa Life Goal Fund	Available-for-sale financial assets	—	—	—	—	6,832	100,000	—	—	—	—	6,832	100,000
		Fuh Hwa Asia Pacific Balanced Fund	Available-for-sale financial assets	—	—	—	—	7,764	100,000	—	—	—	—	7,764	100,000
		Asia-Pacific Mega-Trend Fund	Available-for-sale financial assets	—	—	—	—	10,906	150,000	—	—	—	—	10,906	150,000
		Prudentail Financial Balanced Fund	Available-for-sale financial assets	—	—	—	—	2,412	50,000	—	—	—	—	2,412	50,000
		Yuan Ta Duo Fu	Available-for-sale financial assets	—	—	—	—	966	50,000	—	—	—	—	966	50,000
		Yuan Ta Duo Duo	Available-for-sale financial assets	—	—	—	—	1,809	50,000	—	—	—	—	1,809	50,000
		Yuan Ta New-Mainstream	Available-for-sale financial assets	—	—	—	—	1,995	50,000	—	—	—	—	1,995	50,000
		JF (Taiwan) Wealth Management Fund	Available-for-sale financial assets	—	—	7,362	78,636	—	—	7,362	90,672	78,636	12,036	—	—
		HSBC Global Balanced Fund of Funds	Available-for-sale financial assets	—	—	5,284	60,000	13,083	170,000	18,367	242,362	230,000	12,362	—	—

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		AIG Flagship Global Balanced Fund of Funds	Available-for-sale financial assets	—	—	4,274	$50,000	23,542	$325,000	2,137	$27,436	$25,000	$2,436	25,679	$350,000
		ING CHB Tri-Gold Balanced Portfolio	Available-for-sale financial assets	—	—	8,143	100,000	3,597	50,000	11,740	161,475	150,000	11,475	—	—
		PCA Quality-Quantity Fund	Available-for-sale financial assets	—	—	4,514	50,000	16,224	200,000	20,738	255,674	250,000	5,674	—	—
		Cathay Global Balanced Fund of Funds	Available-for-sale financial assets	—	—	—	—	16,810	200,000	16,810	205,580	200,000	5,580	—	—
		Primasia S&P Global Fixed Income Fund	Available-for-sale financial assets	—	—	4,673	50,000	2,720	30,000	—	—	—	—	7,393	80,000
		Franklin Templeton Global Bond Fund of Funds	Available-for-sale financial assets	—	—	9,196	100,000	8,893	100,000	—	—	—	—	18,089	200,000
		HSBC European Stars Fund	Available-for-sale financial assets	—	—	2,844	50,000	8,953	175,000	11,797	234,393	225,000	9,393	—	—
		Fuh-Hwa Olympic Global Fund	Available-for-sale financial assets	—	—	8,993	100,000	8,621	100,000	17,614	204,667	200,000	4,667	—	—
		Cathay Global Conservative Fund of Funds	Available-for-sale financial assets	—	—	—	—	31,519	350,000	31,519	350,644	350,000	644	—	—
		IBT Global Growth Portfolio Fund	Available-for-sale financial assets	—	—	—	—	3,900	50,000	—	—	—	—	3,900	50,000
		Cathay Global Aggressive Fund of Funds	Available-for-sale financial assets	—	—	—	—	14,692	200,000	—	—	—	—	14,692	200,000
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	—	—	22,878	350,000	—	—	—	—	22,878	350,000
		Polaris Global Emerging Market Funds	Available-for-sale financial assets	—	—	—	—	9,791	150,000	—	—	—	—	9,791	150,000
		ING Global Dynamic Portfolio	Available-for-sale financial assets	—	—	—	—	8,104	100,000	—	—	—	—	8,104	100,000
		Prudentail Financial Global Selection Fund	Available-for-sale financial assets	—	—	—	—	3,296	50,000	—	—	—	—	3,296	50,000
		Jih Sun Mortgage Backed Securities Fund	Available-for-sale financial assets	—	—	—	—	20,305	200,000	—	—	—	—	20,305	200,000
		IBT 101 Global Mortgage Securitization Fund	Available-for-sale financial assets	—	—	—	—	4,716	50,000	—	—	—	—	4,716	50,000
		Jih Sun Navigation No. 1 Fund	Available-for-sale financial assets	—	—	5,000	50,050	—	—	—	—	—	—	5,000	50,050
		Fuh-Hwa Home Run Fund	Available-for-sale financial assets	—	—	9,977	100,000	—	—	—	—	—	—	9,977	100,000
		Fuh-Hwa Total Return Fund	Available-for-sale financial assets	—	—	9,872	100,000	—	—	—	—	—	—	9,872	100,000
		Fuh-Hwa Elite Angel Fund	Available-for-sale financial assets	—	—	947	10,000	—	—	—	—	—	—	947	10,000
		SKIT Strategy Balanced Fund III	Available-for-sale financial assets	—	—	—	—	2,893	30,000	—	—	—	—	2,893	30,000
		SKIT Strategy Balanced Fund V	Available-for-sale financial assets	—	—	—	—	2,880	30,000	—	—	—	—	2,880	30,000
		Fubon Taiwan Selected Fund	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		HSBC Taiwan Balanced Strategy Fund	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		Cathay Chung Hwa No. 1 Fund	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		Fuh Hwa Power Fund III	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		MFS Meridian Funds-Strategic Income Fund	Available-for-sale financial assets	—	—	—	—	316	132,592	—	—	—	—	316	132,592
		Permal Fixed Income Holdings N.V.	Available-for-sale financial assets	—	—	—	—	7	264,095	—	—	—	—	7	264,095
		Fidelity Euro Bond Fund	Available-for-sale financial assets	—	—	694	334,593	17	8,405	711	361,742	342,998	18,744	—	—
		Credit Suisse BF (Lux) Euro Bond Fund	Available-for-sale financial assets	—	—	16	236,233	—	—	8	135,870	121,785	14,085	8	114,448
		Fidelity European High Yield Fund	Available-for-sale financial assets	—	—	1,443	541,806	629	269,314	670	287,400	262,093	25,307	1,402	549,027
		MFS Emerging Market Debt Fund	Available-for-sale financial assets	—	—	622	354,450	537	364,635	301	205,867	186,239	19,628	858	532,846
		Parvest Europe Convertible Bond Fund	Available-for-sale financial assets	—	—	65	324,708	87	520,494	50	298,514	267,389	31,125	102	577,813
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	458	172,709	1,355	537,434	818	291,132	320,425	(29,293)	995	389,718
		GAM Interest Trend-USD OPEN	Available-for-sale financial assets	—	—	—	—	18	199,419	18	157,306	199,419	(42,113)	—	—
		JPMorgan Lux Funds - Emerging Markets Bond	Available-for-sale financial assets	—	—	—	—	21	199,638	—	—	—	—	21	199,638
		JPMorgan Funds -Global Convertibles Fund	Available-for-sale financial assets	—	—	—	—	868	491,450	—	—	—	—	868	491,450

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Parvest European Bond Fund	Available-for-sale financial assets	—	—	—	$—	39	$287,400	—	$—	$—	$—	39	$287,400
		Fidelity International Bond Fund	Available-for-sale financial assets	—	—	—	—	14,203	549,572	—	—	—	—	14,203	549,572
		GAM Diversity-USD Open	Available-for-sale financial assets	—	—	—	—	10	262,293	—	—	—	—	10	262,293
		MFS Meridian Funds-Global Equity Fund (A1 class)	Available-for-sale financial assets	—	—	—	—	253	262,293	—	—	—	—	253	262,293
		Fidelity Fds International	Available-for-sale financial assets	—	—	—	—	128	163,960	—	—	—	—	128	163,960
		Fidelity Fds America	Available-for-sale financial assets	—	—	—	—	937	163,960	—	—	—	—	937	163,960
		JPMF (Taiwan) Global Dynamic Fund	Available-for-sale financial assets	—	—	—	—	303	165,640	—	—	—	—	303	165,640
		MFS Meridian - Research International Fund	Available-for-sale financial assets	—	—	—	—	173	131,920	—	—	—	—	173	131,920
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	379	203,104	881	589,480	400	269,194	243,399	25,795	860	549,185
		Fidelity Fds World	Available-for-sale financial assets	—	—	—	—	586	341,581	200	116,251	116,716	(465)	386	224,865
		Fidelity Fds Euro Blue Chip	Available-for-sale financial assets	—	—	—	—	453	408,423	150	136,539	134,658	1,881	303	273,765
		MFS Meridian - European Equity Fund	Available-for-sale financial assets	—	—	—	—	171	178,920	—	—	—	—	171	178,920
		Fidelity Fds Emerging Markets	Available-for-sale financial assets	—	—	—	—	192	162,900	—	—	—	—	192	162,900
		Credit Suisse Equity Fund (Lux) Global Resources	Available-for-sale financial assets	—	—	—	—	13	162,990	—	—	—	—	13	162,990
		Henderson Horizon Fund - Pan European Equity Fund	Available-for-sale financial assets	—	—	—	—	330	258,761	100	79,841	77,875	1,966	230	180,886
		JF (Taiwan) Bond Fund	Available-for-sale financial assets	—	—	—	—	39,123	600,000	39,123	602,711	600,000	2,711	—	—
		Dresdner Bond DAM	Available-for-sale financial assets	—	—	—	—	34,342	400,000	34,342	401,882	400,000	1,882	—	—
		PCA Well Poll Fund	Available-for-sale financial assets	—	—	—	—	47,682	600,000	47,682	602,890	600,000	2,890	—	—
		NITC Taiwan Bond	Available-for-sale financial assets	—	—	—	—	67,114	950,000	67,114	955,154	950,000	5,154	—	—
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	38,216	500,000	38,216	502,583	500,000	2,583	—	—
		Fubon Jin-Ju-I Fund	Available-for-sale financial assets	—	—	—	—	61,010	750,000	61,010	753,813	750,000	3,813	—	—
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	60,564	700,000	60,564	703,725	700,000	3,725	—	—
		First Commercial Bank 1st Subordinated Financial Bonds in 2001	Held-to-maturity financial assets	—	—	—	—	—	500,000	—	—	—	—	—	500,000
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	Held-to-maturity financial assets	—	—	—	—	—	150,000	—	—	—	—	—	150,000
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	Held-to-maturity financial assets	—	—	—	—	—	100,000	—	—	—	—	—	100,000
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	Held-to-maturity financial assets	—	—	—	—	—	200,000	—	—	—	—	—	200,000
		Cathay United Bank Cash Flow Balance Sheet CLO 2007-1 Special Purpose Trust Beneficiary Certificate Class A	Held-to-maturity financial assets	—	—	—	—	—	150,000	—	—	49,035	—	—	100,965
Note 1: Showing at their original carrying amounts without the adjustments of fair values.

Note 2: The amount were less declared cash dividends $63,106 thousand and plus equity in earnings of equity investees $267,483 thousand.

Note 3: Including 701 thousand shares stock dividends distributed by SENAO.

Note 4: The amount were plus equity in earnings of equity investees $11,892 thousand.

Note 5: Decreased its capital to be used to offset a deficit.

Note 6: The amount were less equity in losses of equity investees $21,117 thousand.

Note 7: The amount were less equity in losses of equity investees $118,744 thousand.

Note 8: The amount are eliminated upon consolidation.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2007.4.11	$125,263	Paid	Ge Xin Ying Jian Corporation, etc.	None	—	—	—	$—	Bidding	For Chunghwa private use	None
	Building	2007.8.17	305,166	Paid	Guo Ji Construction Co., Ltd., etc.	None	—	—	—	—	Bidding	For Chunghwa private use	None
	Land	2007.10.25	409,140	Paid	National Property Administration	None	—	—	—	—	Decision by National Property Administration	For Chunghwa private use	None

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/ Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,107,649 (Notes 3 and 6)	1	30 days	(Note 2)	(Note 2)	$156,861	1
				Purchase	4,658,811 (Notes 4 and 6)	5	30-90 days	(Note 2)	(Note 2)	(584,198)	5
		Taiwan International Standard Electronics Co., Ltd.	Equity- accounted investee	Purchase	388,111	—	30 days	—	—	(141,192)	1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	455,307 (Note 7)	—	30 days	—	—	(344,032)	3
		CHIEF Telecom Inc.	Subsidiary	Sales	189,083 (Note 5)	—	30 days	(Note 2)	(Note 2)	17,612	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	4,660,539 (Notes 4 and 6)	24	30-90 days	(Note 2)	(Note 2)	982,217	55
				Purchase	1,071,940 (Notes 3 and 6)	6	30 days	(Note 2)	(Note 2)	(156,861)	(15)
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	189,083 (Note 5)	21	30 days	(Note 2)	(Note 2)	(17,612)	23
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	455,307 (Note 7)	33	30 days	—	—	344,032	85

Note 1: Excluding payment and receipts on behalf of other.

Note 2: Transaction prices was determined in accordance with mutual agreements.

Note 3: The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 4: The difference was because Chunghwa classified the amount as property, plant and equipment and operating expenses.

Note 5: The amount are eliminated upon consolidation.

Note 6: The transaction which was happened after Chunghwa has control over SENAO on April 12, 2007 are eliminated upon consolidation.

Note 7: The transaction which was happened after Chunghwa has control over CHSI on December 20, 2007 are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

							Overdue
No.	Company Name	Related Party	Nature of Relationship	Ending Balance		Turnover Rate	Amounts	Action Taken	Amounts Received in Subsequent Period	Allowance for Bad Debts
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$156,861 (Note	)	14.12	$—	—	$156,861	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	982,217 (Note	)	6.18	—	—	982,217	—

Note: The amount are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Original Investment Amount				Balance as of December 31, 2007					Net Income (Loss) of the Investee			Recognized Gain (Loss) (Note 2)			Note
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2007		December 31, 2006		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Telecommunication facilities sales		$1,065,813		$—	71,074 (Note 4)	31		$1,270,190 (Note 7)			$931,229			$284,603 (Note 8)		Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment		980,000		980,000	98,000	49		974,332			149,988			(2,697 (Note 1	) )	Equity- accounted investee
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services		838,506		—	60,000	100		850,398 (Note 7)			63,738			9,137 (Note 9)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment		164,000		164,000	1,760	40		626,078			193,157			61,074		Equity- accounted investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service		482,165		310,652	37,942 (Note 4)	69		423,807 (Note 7)			(31,410)			(21,120)		Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International telecommunications internet transfer and pronunciation services		70,429		—	6,000	100		73,416 (Note 7)			(11,497)			3,108 (Notes 1 and 9)		Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of software, electronic information, and advertisement services		67,025		—	4,438	30		69,911			5,218			2,886 (Note 1)		Equity- accounted investee
		ELTA Technology Co., Ltd.	Taipei	Professional on-line and mobile value-added content aggregative services		44,223		—	3,886	32		44,998			12,623			684		Equity- accounted investee
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000		—	15,000	100		31,256 (Note 7)			(118,744)			(118,744 (Note 1	) )	Subsidiary
		Spring House Entertainment Inc.	Taipei	Network content manufacture broadcasts and information software		22,409		22,409	2,016	30		15,659			(4,014)			(2,101)		Equity- accounted investee
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services		11,430		—	4,590	100		15,408 (Note 7)			(8,384)			1,599 (Notes 1 and 9)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Notes 3 and 7)		— (Notes 3 and 7)	—	100		— (Notes 3 and 7)			—			— (Note 1)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Notes 3 and 7)		— (Notes 3 and 7)	—	100		— (Notes 3 and 7)			—			— (Note 1)		Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales		206,190		245,114	14,721	48		287,370			134,302			75,337 (Note 1)		Equity- accounted investee
		Taiwan Icon, Inc.	Sindian City, Taipei	Telecommunication facilities sales		—		1,320	—	—		—			(52)			267 (Notes 1 and 7)		Subsidiary (Note 6)
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring		2,000		10,000	200	100		1,968 (Note 7)			(84)			(84 (Notes 1 and 7	) )	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and internet service		1,678		44	400	100		1,239 (Note 7)			(124)			(124 (Notes 1 and 7	) )	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	US$	6,489 (200)	US$	6,489 (200)	200	100	US$	6,456 (199 (Note 7	) )	US$	(558 ((17	) ))	((US$	(558 17 (Notes 1 and 7	) )) )	Subsidiary
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	US$	6,489 (200)	US$	6,489 (200)	200	100	US$	6,456 (199 (Note 7	) )	US$	(558 ((17	) ))	((US$	(558 17 (Notes 1 and 7	) )) )	Subsidiary

(Continued)

Note 1: The equity in net income (net loss) of investees was based on audited financial statements.

Note 2: The equity in net income (net loss) of investees was included amortization between the investment cost and net value and unrealized transactions.

Note 3: New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

Note 4: The increase of 701 thousand shares in the end of the period because of the stock dividend distribution of SENAO.

Note 5: The decrease of 428 thousand shares in the end of the period because of CHIEF’s capital reduction.

Note 6: Taiwan Icon, Inc. completed the process of liquidation and dissolution on December 25, 2007.

Note 7: The amount are eliminated upon consolidation.

Note 8: The transaction which was happened after Chunghwa has control over SENAO on April 12, 2007 are eliminated upon consolidation.

Note 9: The transaction which was happened after Chunghwa has control over CHSI, CHTG and DHT on December 20, 2007 are eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

							Investment Flows
Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2007		Outflow	Inflow	Accumulated Outflow of Investment from Taiwan as of December 31, 2007		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Notes 2 and 4)			Carrying Value as of December 31, 2007 (Note 4)		Accumulated Inward Remittance of Earnings as of December 31, 2007
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ US$	6,489 (200)	Note 1	$ US$	6,489 (200)	$—	$—	$ US$	6,489 (200)	100%	$ US$	(558 ((17	) ))	$ US$	6,456 (199)	$—

Accumulated Investment in Mainland China as of December 31, 2007		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ US$	6,489 (200)	$ US$	16,222 (500)	$270,055 (Note3)

Note 1: Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.

Note 2: Recognition of investment gains (losses) was calculated based on the investees’ audited financial statements.

Note 3: The amount was calculated based on the net value of Chunghwa System Intergration Co., Ltd.

Note 4: The transaction which was happened after Chunghwa has control over CHSI on December 20, 2007 are eliminated upon consolidation.

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amount in Thousands of New Taiwan Dollars)

					Transaction Details
	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2007	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	$17,612	—	—
					Accounts payable	8,599	—	—
					Payment of receipts under custody	156	—	—
					Revenues	189,083	—	—
					Other income	38	—	—
					Operating costs and expenses	89,694	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	16,909	—	—
					Accounts payable	8,039	—	—
					Revenues	26,152	—	—
					Other income	1,776	—	—
					Operating costs and expenses	15,512	—	—
					Office supplies	141	—	—
			Senao International Co., Ltd.	1	Accounts receivable	156,861	—	—
					Accounts payable	584,198	—	—
					Payment of receipts under custody	398,019	—	—
					Revenues	1,107,649	—	1
					Operating costs and expenses	4,658,811	—	2
					Inventory	329	—	—
					Office supplies	378	—	—
					Property, plant and equipment	1,044	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts payable	344,032	—	—
					Revenues	17,950	—	—
					Other income	5,514	—	—
					Operating costs and expenses	455,307	—	—
					Inventory	190,890	—	—
					Property, plant and equipment	568,367	—	—
					Intangible assets	16,325	—	—
			Chunghwa Telecom Global, Inc.	1	Accounts receivable	17,345	—	—
					Accounts payable	9,520	—	—
					Payment of receipts under custody	4,410	—	—
					Revenues	91,217	—	—
					Other income	95	—	—
					Operating costs and expenses	65,641	—	—
					Property, plant and equipment	43,393	—	—
			Donghwa Telecom Co., Ltd.	1	Accounts payable	9,113	—	—
					Operating costs and expenses	23,524	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$982,217	—	—
				Accounts payable	156,861	—	—
				Revenues	4,660,540	—	2
				Other income	22	—	—
				Operating costs and expenses	1,107,649	—	1
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	6,459	—	—
				Prepaid expenses	2,296	—	—
				Accounts payable	17,326	—	—
				Deferred income	286	—	—
				Revenues	89,694	—	—
				Operating costs and expenses	189,121	—	—
		Unigate Telecom Inc.	3	Revenues	34	—	—
				Operating costs	4,717	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	344,032	—	—
				Revenues	1,230,889	—	1
				Operating costs and expenses	23,464	—	—
5	Unigate Telecom Inc.	CHIEF Telecom Inc.	3	Revenues	4,717	—	—
				Operating expenses	34	—	—
6	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	6,911	—	—
				Prepaid expenses	1,128	—	—
				Accounts payable	16,909	—	—
				Revenues	15,653	—	—
				Operating costs and expenses	27,780	—	—
				Machinery and equipment	148	—	—
7	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	13,930	—	—
				Accounts payable	17,345	—	—
				Revenues	109,034	—	—
				Operating costs and expenses	91,312	—	—
8	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	9,113	—	—
				Revenues	23,524	—	—
						—	—

(Continued)

					Transaction Details
	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2006	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	$3,769	—	—
					Revenues	33,667	—	—
	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Payables to related parties	3,766	—	—
					Accrued expenses to related parties	3	—	—
					Operating costs	33,504	—	—
					Operating expenses	163	—	—
			Unigate Telecom Inc.	3	Estimated accounts payable	143	—	—
					Revenues	34	—	—
					Operating costs	3,132	—	—
	5	Unigate Telecom Inc.	CHIEF Telecom Inc.	3	Estimated accounts receivable	143	—	—
					Revenues	3,132	—	—
					Operating costs	34	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Except part transaction prices of SENAO, CHIEF and CIYP were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2007, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the year ended December 31, 2007.

Note 5:	The amount are eliminated upon consolidation. (Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

INDUSTRY FINANCIAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2007 AND 2006

(Amount in Thousands of New Taiwan Dollars)

	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service (Note 6)	Cellular Phone	All Other	Adjustment		Total
Year ended December 31, 2007
Service revenues from external customers	$35,746,903	$9,095,006	$14,254,250	$73,644,445	$26,738	$49,231,437	$11,348,063	$4,044,041	$		$197,390,883
Intersegment service revenues (Note 2)	14,915,009	2,283,438	5,370	5,727,718	631	14,691,022	—	2,920,220		(40,543,408)	—

Total service revenues	$50,661,912	$11,378,444	$14,259,620	$79,372,163	$27,369	$63,922,459	$11,348,063	$6,964,261		$(40,543,408)	$197,390,883

Segment income before income tax (Note 3)	$448,229	$6,112,621	$2,560,036	$37,366,360	$(84,868)	$20,458,255	$(1,525,286)	$592,590		$—	$65,927,937

Interest income											1,453,184
Equity in net gain of unconsolidated companies											140,804
Other income											2,521,131
Interest expense											(15,043)
General expense (Note 4)											(4,303,201)
Other expense											(3,923,365)

Income before tax											$61,801,447

Reportable assets (Note 5)	$159,553,236	$4,775,765	$8,197,352	$56,106,579	$178,889	$85,621,096	$4,464,506	$40,594,119		$—	$359,473,542

Investment in unconsolidated companies and funds											2,018,348
Other assets											108,134,227

Total assets											$469,626,117

Depreciation expenses	$16,508,423	$603,972	$409,329	$7,936,049	$24,054	$12,672,768	$53,112	$608,585

Expenditures for segment assets	$4,795,419	$—	$323,275	$5,340,474	$—	$14,072,999	$39,228	$496,644

(Continued)

	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service (Note 6)	Cellular Phone	All Other	Adjustment	Total
Year ended December 31, 2006
Service revenues from external customers	$37,364,097	$9,824,358	$13,977,600	$72,976,557	$67,891	$46,326,083	$—	$3,991,048	$—	$184,527,634
Intersegment service revenues (Note 2)	18,789,602	2,528,553	883	3,201,930	820	14,562,054	—	164,527	(39,248,369)	—

Total service revenues	$56,153,699	$12,352,911	$13,978,483	$76,178,487	$68,711	$60,888,137	$—	$4,155,575	$(39,248,369)	$184,527,634

Segment income before income tax (Note 3)	$1,390,422	$6,861,933	$2,861,437	$29,824,367	$(34,422)	$20,708,774	$—	$(286,274)	$—	$61,326,237

Interest income										803,975
Equity in net gain of unconsolidated companies										96,904
Other income										3,670,615
Interest expense										(4,072)
General expense (Note 4)										(4,143,467)
Other expense										(4,120,119)

Income before tax										$57,630,073

Reportable assets (Note 5)	$180,609,843	$5,078,010	$9,860,159	$59,829,886	$281,589	$91,717,821	$—	$23,391,302	$—	$370,768,610

Investment in unconsolidated companies and funds										5,696,300
Other assets										84,930,944

Total assets										$461,395,854

Depreciation expenses	$18,131,845	$662,368	$549,986	$7,516,539	$3,911	$12,402,506	$—	$685,403

Expenditures for segment assets	$5,066,412	$—	$349,797	$9,405,460	$—	$12,481,839	$—	$359,593

Note 1: The major business segments operated by the Company are local telephone service, domestic long distance call service, international long distance call service, cellular service, paging service, Internet and data service and other service.

Note 2: Inter-division revenue from goods and services.

Note 3: Represents revenue minus costs and operating expenses. Operating expenses include costs and expenses directly pertaining to an industry segment, i.e., excluding general and interest expense.

Note 4: Represents general expense that cannot be allocated to each division.

Note 5: Represents tangible assets used by the industry segment, excluding:

a.	Assets maintained for general corporate purposes.

b.	Advances or loans to another industry segment.

c.	Long-term investments accounted for using equity method.

Note 6: Service revenues of internet and data service and electronic rent are included.( Concluded)

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2007 and 2006 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the financial statements, on January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“SFAS No. 34”), and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released standards.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the year ended December 31, 2007, and have expressed an unqualified opinion on those consolidated financial statements.

March 18, 2008

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$74,752,564	16	$70,639,453	15
Financial assets at fair value through profit or loss (Notes 2 and 5)	119,139	—	59,119	—
Available-for-sale financial assets (Notes 2, 3 and 6)	17,818,499	4	6,950,642	2
Held-to-maturity financial assets (Notes 2 and 7)	651,192	—	—	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,290,123 in 2007 and $3,535,141 in 2006 (Notes 2 and 8)	10,470,802	2	12,539,208	3
Receivables from related parties (Note 25)	211,626	—	47,768	—
Other current monetary assets (Notes 2, 9, 14 and 27)	7,089,871	2	5,963,897	1
Inventories, net (Notes 2 and 10)	2,794,131	1	2,180,570	1
Deferred income taxes (Notes 2 and 22)	186,730	—	56,564	—
Other current assets (Note 11)	1,215,116	—	1,015,180	—

Total current assets	115,309,670	25	99,452,401	22

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	4,395,453	1	2,024,981	1
Financial assets carried at cost (Notes 2, 3 and 13)	2,107,318	—	1,941,280	—
Held-to-maturity financial assets (Notes 2 and 7)	498,257	—	—	—
Other monetary assets (Notes 3, 14 and 26)	1,000,000	—	2,000,000	—

Total long-term investment	8,001,028	1	5,966,261	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 25)
Cost
Land	101,340,085	22	100,937,183	22
Land improvements	1,475,371	—	1,476,683	—
Buildings	62,140,290	13	59,011,713	13
Machinery and equipment	20,635,471	5	21,388,089	5
Telecommunications equipment	641,920,342	138	635,784,491	138
Miscellaneous equipment	1,771,560	—	1,921,847	—

Total cost	829,283,119	178	820,520,006	178
Revaluation increment on land	5,822,981	1	5,824,381	1

	835,106,100	179	826,344,387	179
Less: Accumulated depreciation	522,054,190	112	506,729,726	110

	313,051,910	67	319,614,661	69
Construction in progress and advances related to acquisitions of equipment	16,450,761	4	23,488,441	5

Property, plant and equipment, net	329,502,671	71	343,103,102	74

INTANGIBLE ASSETS (Note 2)
3G concession	8,234,697	2	8,983,306	2
Other	337,214	—	208,849	—

Total intangible assets	8,571,911	2	9,192,155	2

OTHER ASSETS
Idle assets (Note 2)	927,949	—	928,820	—
Refundable deposits	1,306,847	1	1,510,435	1
Deferred income taxes (Notes 2 and 22)	1,186,195	—	514,019	—
Other	427,846	—	316,159	—

Total other assets	3,848,837	1	3,269,433	1

TOTAL	$465,234,117	100	$460,983,352	100

	2007		2006
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$653,214	—	$24,844	—
Trade notes and accounts payable	9,879,234	2	9,447,601	2
Payables to related parties (Note 25)	1,706,089	1	882,960	—
Income tax payable (Notes 2 and 22)	6,960,504	2	8,527,540	2
Accrued expenses (Note 16)	14,957,081	3	18,796,821	4
Current portion of long-term loans (Note 17)	—	—	300,000	—
Due to stockholders for capital reduction (Note 19)	9,557,777	2	—	—
Other current liabilities (Notes 2, 18 and 27)	13,882,987	3	13,525,600	3

Total current liabilities	57,596,886	13	51,505,366	11

DEFERRED INCOME	1,505,150	—	955,419	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 24)	3,911,964	1	1,253,701	—
Customers’ deposits	6,324,712	1	6,597,003	2
Other	732,711	—	560,319	—

Total other liabilities	10,969,387	2	8,411,023	2

Total liabilities	70,166,409	15	60,966,794	13

STOCKHOLDERS’ EQUITY (Notes 2, 3, 15, 19 and 20)
Capital stock—$10 par value; Authorized: 12,000,000 thousand shares Issued: 9,667,845 thousand shares	96,678,451	21	96,678,451	21

Preferred stock $10 par value	—	—	—	—

Additional paid-in capital:
Capital surplus	200,592,390	43	210,260,235	46
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	(69)	—

Total additional paid-in capital	200,605,563	43	210,273,336	46

Retained earnings:
Legal reserve	48,036,210	10	44,037,765	9
Special reserve	2,678,723	1	2,680,184	1
Unappropriated earnings	48,317,617	10	39,984,454	9

Total retained earnings	99,032,550	21	86,702,403	19

Other adjustments
Cumulative translation adjustments	(1,980)	—	(3,304)	—
Unrecognized net loss of pension	(90)	—	—	—
Unrealized gain on financial instruments	37,508	—	541,072	—
Unrealized revaluation increment	5,823,200	1	5,824,600	1
Treasury stocks—110,068 thousand shares	(7,107,494)	(1)	—	—

Total other adjustments	(1,248,856)	—	6,362,368	1

Total stockholders’ equity	395,067,708	85	400,016,558	87

TOTAL	$465,234,117	100	$460,983,352	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 18, 2008)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2007		2006
	Amount	%	Amount	%
NET REVENUES (Note 25)	$186,328,955	100	$184,386,978	100
OPERATING COSTS (Note 25)	94,316,104	50	94,268,549	51

GROSS PROFIT	92,012,851	50	90,118,429	49

OPERATING EXPENSES (Note 25)
Marketing	24,952,777	13	26,395,635	14
General and administrative	3,089,746	2	3,195,867	2
Research and development	3,058,747	2	3,306,784	2

Total operating expenses	31,101,270	17	32,898,286	18

INCOME FROM OPERATIONS	60,911,581	33	57,220,143	31

NON-OPERATING INCOME AND GAINS
Interest income	1,445,003	1	803,642	—
Penalties income	892,464	1	1,648,871	1
Income from sale of scrap inventories	706,831	—	846,881	1
Equity in earnings of equity investees, net	218,429	—	59,726	—
Gain on disposal of financial assets, net	92,495	—	135,242	—
Gain on disposal of property, plant and equipment	67,316	—	537,058	—
Other	674,780	—	501,988	—

Total non-operating income and gains	4,097,318	2	4,533,408	2

NON-OPERATING EXPENSES AND LOSSES
Special termination benefit under early retirement program	1,873,970	1	2,305,508	1
Valuation loss on financial instruments, net	584,851	—	20,582	—
Loss on disposal of property, plant and equipment	151,702	—	267,076	—
Foreign exchange loss, net	58,011	—	165,288	—
Loss arising from natural calamities	42,202	—	29,877	—
Valuation loss on inventory	19,165	—	501	—
Interest expenses	846	—	4,072	—
Other	1,181,682	1	1,317,331	1

Total non-operating expenses and losses	3,912,429	2	4,110,235	2

INCOME BEFORE INCOME TAX	61,096,470	33	57,643,316	31
INCOME TAX (Notes 2 and 22)	12,847,151	7	12,751,979	7

NET INCOME	$48,249,319	26	$44,891,337	24

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2007		2006
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Notes 2 and 23)
Basic earnings per share	$5.78	$4.56	$5.40	$4.21

Diluted earnings per share	$5.78	$4.56

(Concluded)

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 18, 2008)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars Except Dividend Per Share Data)

	Capital Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings			Other Adjustments
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Legal Reserve	Special Reserve	Unappropriated Earnings	Cumulative Translation Adjustments	Unrecognized Net Loss of Pension	Unrealized Gain on Financial Instruments	Unrealized Revaluation Increment	Treasury Stock	Total Stockholders’ Equity
BALANCE, JANUARY 1, 2006	9,647,725	$96,477,249	—	$—	$214,542,773	$39,272,477	$2,680,184	$48,087,583	$(2,942)	$—	$—	$5,850,864	$—	$406,908,188
Adjustment to initially apply SFAS No. 34	—	—	—	—	—	—	—	—	—	—	51,675	—	—	51,675
Issuance of preferred stock - 2 shares (Note 19)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment of additional paid-in capital from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	(26,264)	—	(26,264)
Appropriations of 2005 earnings
Legal reserve	—	—	—	—	—	4,765,288	—	(4,765,288)	—	—	—	—	—	—
Cash dividend - NT$4.3 per share	—	—	—	—	—	—	—	(40,659,617)	—	—	—	—	—	(40,659,617)
Stock dividend - NT$0.2 per share	189,114	1,891,145	—	—	—	—	—	(1,891,145)	—	—	—	—	—	—
Employees’ bonus - cash	—	—	—	—	—	—	—	(230,057)	—	—	—	—	—	(230,057)
Employees’ bonus - dividends	23,006	230,057	—	—	—	—	—	(230,057)	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(15,337)	—	—	—	—	—	(15,337)

Net income in 2006	—	—	—	—	—	—	—	44,891,337	—	—	—	—	—	44,891,337

Purchase of treasury stock - 192,000 thousand common shares (Note 20)	—	—	—	—	—	—	—	—	—	—	—	—	(11,392,333)	(11,392,333)

Cancellation of treasury stock - 192,000 thousand common shares (Note 20)	(192,000)	(1,920,000)	—	—	(4,269,368)	—	—	(5,202,965)	—	—	—	—	11,392,333	—

Unrealized gain on financial instruments in investees	—	—	—	—	—	—	—	—	—	—	18	—	—	18

Equity adjustments in investees	—	—	—	—	(69)	—	—	—	—	—	—	—	—	(69)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	(362)	—	—	—	—	(362)

Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	—	—	—	489,379	—	—	489,379

BALANCE, DECEMBER 31, 2006	9,667,845	96,678,451	—	—	210,273,336	44,037,765	2,680,184	39,984,454	(3,304)	—	541,072	5,824,600	—	400,016,558

Adjustment of additional paid-in capital from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	(1,400)	—	(1,400)

Appropriations of 2006 earnings
Legal reserve	—	—	—	—	—	3,998,445	—	(3,998,445)	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(1,461)	1,461	—	—	—	—	—	—
Cash dividend - NT$3.58 per share	—	—	—	—	—	—	—	(34,610,885)	—	—	—	—	—	(34,610,885)
Employees’ bonus - cash	—	—	—	—	—	—	—	(1,256,619)	—	—	—	—	—	(1,256,619)
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(35,904)	—	—	—	—	—	(35,904)

Capital surplus transferred to capital stock	966,785	9,667,845	—	—	(9,667,845)	—	—	—	—	—	—	—	—	—

Capital reduction (Note 20)	(966,785)	(9,667,845)	—	—	—	—	—	—	—	—	—	—	110,068	(9,557,777)

Net income in 2007	—	—	—	—	—	—	—	48,249,319	—	—	—	—	—	48,249,319

Unrealized gain on financial instruments in investees	—	—	—	—	—	—	—	—	—	—	2,258	—	—	2,258

Equity adjustments in investees	—	—	—	—	72	—	—	(15,764)	—	—	—	—	—	(15,692)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	1,324	—	—	—	—	1,324

Adjustment for unrecognized net loss of pension in investees	—	—	—	—	—	—	—	—	—	(90)	—	—	—	(90)

Purchase of treasury stock - 121,075 thousand common shares (Note 20)	—	—	—	—	—	—	—	—	—	—	—	—	(7,217,562)	(7,217,562)

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	(505,822)	—	—	(505,822)

BALANCE, DECEMBER 31, 2007	9,667,845	$96,678,451	—	$—	$200,605,563	$48,036,210	$2,678,723	$48,317,617	$(1,980)	$(90)	$37,508	$5,823,200	$(7,107,494)	$395,067,708

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 18, 2008)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$48,249,319	$44,891,337
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment loss on long-lived assets	22,000	—
Provision for doubtful accounts	595,563	616,760
Depreciation and amortization	39,657,560	41,009,679
Amortization of discount of financial assets	(183)	—
Gain on sale of financial assets, net	(92,495)	(135,242)
Loss on valuation of financial instruments, net	584,851	20,582
Valuation loss on inventory	19,165	501
Loss (gain) on disposal of property, plant and equipment, net	84,386	(269,982)
Equity in earnings of equity investees	(218,429)	(59,726)
Dividends received from equity investees	107,106	42,331
Deferred income taxes	(802,342)	1,836,682
Other	(2,410)	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(308,132)	(51,775)
Trade notes and accounts receivable	1,476,200	(392,583)
Receivables from related parties	(163,858)	22,392
Other current monetary assets	(122,731)	(251,697)
Inventories	(303,017)	578,822
Other current assets	(199,936)	231,856
Increase (decrease) in:
Trade notes and accounts payable	460,501	(1,400,518)
Payables to related parties	631,713	(26,643)
Income tax payable	(1,567,036)	8,510,990
Accrued expenses	(3,839,740)	3,356,412
Other current liabilities	(205,140)	374,053
Deferred income	549,731	636,891
Accrued pension liabilities	2,658,263	1,253,701

Net cash provided by operating activities	87,270,909	100,794,823

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of financial assets at fair value through profit or loss	—	473,666
Acquisition of available-for-sale financial assets	(22,694,362)	(4,149,141)
Proceeds from disposal of available-for-sale financial assets	11,735,207	12,000,064
Acquisitions of held-to-maturity financial assets	(1,198,301)	—
Proceeds from disposal of held-for-maturity financial assets	49,035	—
Acquisitions of financial assets carried at cost	(188,038)	(75,000)
Acquisition of investments accounted for by equity method	(2,268,939)	(483,061)
Acquisitions of property, plant and equipment	(24,909,861)	(27,675,950)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

	2007	2006
Proceeds from disposal of property, plant and equipment	$106,195	$778,842
Increase in intangible assets	(272,784)	(170,564)
Decrease in other assets	39,447	102,890

Net cash used in investing activities	(39,602,401)	(19,198,254)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term loans	(300,000)	(200,000)
Decrease in customers’ deposits	(306,819)	(703,474)
Increase in other liabilities	172,392	353,034
Cash dividends paid	(34,610,885)	(40,659,617)
Remuneration to board of directors and supervisors and bonus to employees	(1,292,523)	(245,394)
Purchase of treasury stock	(7,217,562)	(11,392,333)

Net cash used in financing activities	(43,555,397)	(52,847,784)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,113,111	28,748,785
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	70,639,453	41,890,668

CASH AND CASH EQUIVALENTS, END OF YEAR	$74,752,564	$70,639,453

SUPPLEMENTAL INFORMATION
Interest paid	$846	$4,072

Income tax paid	$15,216,529	$1,286,964

NON-CASH INVESTING ACTIVITIES
Reclassified from other noncurrent monetary assets to other current monetary assets	$1,000,000	$—

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$—	$300,000

Reclassified from common capital stock to due to stockholders for capital reduction	$9,557,777	$—

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

The following table presents the allocation of acquisition costs of acquired subsidiaries during 2007 to assets acquired and liabilities assumed, based on their fair values:

	Senao International Co., Ltd.	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Global, Inc.	Donghwa Telecom Co., Ltd.
Cash	$617,003	$96,959	$38,771	$16,751
Financial assets at fair value through profit or loss	86,796	325,742	—	—
Trade notes and accounts receivable	2,024,443	425,113	33,395	18,044
Inventories	1,625,790	136,310	—	—
Other current assets	334,055	127,917	2,147	5,896
Long-term investment	12,941	—	—	—
Property, plant, and equipment	1,316,657	2,879	27,066	—
Identifiable intangible assets	365,920	46,792	—	—
Other assets	134,869	37,602	17,450	—
Short-term loan and current portion of long-term loan	(100,000)	—	—	—
Trade notes and accounts payable	(1,629,324)	(418,667)	(39,993)	(22,827)
Other current liabilities	(714,517)	(71,095)	(9,161)	(1,861)
Long-term liabilities	(580,000)	(1,140)	(7,263)	—
Other liabilities	(92,579)	—	—	(2,163)

Total	3,402,054	708,412	62,412	13,840
Percentage of ownership	31.3285%	100%	100%	100%

	1,065,813	708,412	62,412	13,840
Goodwill (negative goodwill)	—	130,094	8,017	(2,410)

Acquisition costs of acquired subsidiaries	$1,065,813	$838,056	$70,429	$11,430

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

The following table presents the allocation of acquisition costs of acquired CHIEF Telecom Inc. during 2006 to assets acquired and liabilities assumed, based on their fair values:

Cash	$41,224
Trade notes and accounts receivable	113,940
Inventories	3,330
Other current assets	40,861
Long-term investment	3,450
Property, plant, and equipment	401,274
Identifiable intangible assets	2,700
Other assets	182,167
Short-term loan and current portion of long-term loan	(115,000)
Trade notes and accounts payable	(99,062)
Other current liabilities	(100,708)
Long-term liabilities	(25,000)
Other liabilities	(108,834)

Total	340,342
Percentage of ownership	70%

238,240
Goodwill	72,412

Acquisition costs of acquired subsidiary	$310,652

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 18, 2008)

(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the telecom industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, Chunghwa was announced as a market dominator by the MOTC; therefore Chunghwa is subject to the applicable telecommunications regulations for market dominators of the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of Chunghwa by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of Chunghwa on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The numbers of employees as of December 31, 2007 and 2006 are 24,138 and 25,873, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowance on inventories, depreciation of property, plant and equipment, impairment of assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to in cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents include commercial paper and treasury bill with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losts control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Sales prices are determined using fair value taking into account related sales discounts and quantity discounts agreed to by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in companies where in the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if the Company has substantial control over these equity investees. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. When an indication of impairment is identified, the goodwill shall be tested for impairment as well.

If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be allocated as pro rata reduction of noncurrent assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values that cannot be reliably measured are measured at their original cost, such as non-publicly traded stocks. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

An impairment loss on a revalued asset is charged to “unrealized revaluation of land” under equity to the extent available, with the balance recognized as a loss.

If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation of land”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; machinery and equipment - 6 to 10 years; telecommunication equipment - 6 to 15 years; and miscellaneous equipment - 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

3G Concession is amortized upon the MOTC granted the license of using the straight-line method over the shorter of the legal useful life or estimated useful life. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is recorded and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock. If capital surplus is not enough for debiting purposes, the difference is debited to unappropriated retained earnings.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities—spot rates at year-end; stockholders’ equity—historical rates, income and expenses—average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

Hedged items are recognized as follows:

a.	The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

3. REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments,” (“SFAS No. 34”) and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released SFASs.

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets were recognized as adjustments to stockholders’ equity.

4. CASH AND CASH EQUIVALENTS

	December 31
	2007	2006
Cash
Cash on hand	$87,165	$106,314
Bank deposits	14,561,538	7,846,332
Negotiable certificate of deposit, annual yield rate—ranging from 2.05%-4.73% and 1.26%-1.95% for the years ended December 31, 2007 and 2006, respectively	33,096,495	25,750,500

	47,745,198	33,703,146

Cash equivalents
Commercial paper, annual yield rate—ranging from 1.92%-1.97% and 1.26%-1.33% for the years ended December 31, 2007 and 2006, respectively	26,901,146	36,936,307
U.S. Treasury bills, annual yield rate 3.18%	106,220	—

	27,007,366	36,936,307

	$74,752,564	$70,639,453

As of December 31, 2007 and 2006, foreign deposits in bank were as following:

	December 31
	2007	2006
United States of America—New York (US$284,756 thousand and US$21,378 thousand for the years ended December 31, 2007 and 2006, respectively)	$9,238,338	$696,920
Hong Kong (US$32,975 thousand and US$54,051 thousand, EUR406 thousand and EUR10 thousand, JPY26,445 thousand and JPY872 thousand, GBP217 thousand and GBP2 thousand for the years ended December 31, 2007 and 2006, respectively)	1,110,885	1,762,601

	$10,349,223	$2,459,521

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2007	2006
Derivatives—financial assets
Index future contracts	$91,945	$55,075
Forward exchange contracts	27,194	4,044

	$119,139	$59,119

Derivatives—financial liabilities
Currency option contracts	$580,159	$—
Forward exchange contracts	67,140	11,266
Index future contracts	5,915	13,578

	$653,214	$24,844

Chunghwa entered into investment management agreements with a well-known financial institution (fund managers) to manage its investment portfolios in 2006. As of December 31, 2007, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included derivative instruments, listed stocks and mutual funds.

Chunghwa entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these financial assets and liabilities are not qualified for hedge accounting and categorized as trading financial assets and liabilities.

Outstanding forward exchange contracts on December 31, 2007 and 2006 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
December 31, 2007
Sell	EUR/USD	2008.02	EUR	19,100
	JPY/USD	2008.02	JPY	590,000
	GBP/USD	2008.02	GBP	2,370
	USD/NTD	2008.01-03	USD	385,000
	EUR/NTD	2008.02-03	EUR	40,000
	NTD/USD	2008.01	NTD	323,550
December 31, 2006
Sell	JPY/USD	2007.01	JPY	490,000
	EUR/USD	2007.01	EUR	6,900
	GBP/USD	2007.01	GBP	2,085

Outstanding index future contracts on December 31, 2007 and 2006 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)
December 31, 2007
Index future contracts
AMSTERDAM IDX FUT	2008.01	14	EUR	1,419
CAC40 10 EURO FUT	2008.01	17	EUR	940
DAX INDEX FUTURE	2008.03	1	EUR	198
IBEX 35 INDX FUTR	2008.01	7	EUR	1,076
MINI S&P/MIB FUT	2008.03	35	EUR	1,366
FTSE 100 IDX FUT	2008.03	35	GBP	2,204
TOPIX INDEX FUTURE	2008.03	20	JPY	313,900
S&P 500 FUTURE	2008.03	16	USD	5,994
S&P 500 EMINI FUTURE	2008.03	23	USD	1,725
December 31, 2006
Index future contracts
AMSTERDAM IDX FUT	2007.01	8	EUR	769
CAC40 10 EURO FUT	2007.01	45	EUR	2,450
DAX INDEX FUTURE	2007.03	11	EUR	1,795
IBEX 35 INDEX FUTR	2007.01	7	EUR	992
MINI S&P/MIB FUT	2007.03	23	EUR	950
FTSE 100 IDX FUT	2007.03	33	GBP	2,044
TOPIX INDEX FUTURE	2007.03	32	JPY	512,595
S&P 500 FUTURE	2007.03	23	USD	8,195
S&P 500 EMINI FUTURE	2007.03	13	USD	927

As of December 31, 2007 and 2006, the amount paid for future deposit were $81,515 thousand and $54,857 thousand, respectively.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 21, 2007 at any time, the contract will be terminated at that time.

In accordance with the terms of the contract, Chunghwa deposited US$3 million with Goldman (included in “other current assets”) with annual yield rate of 8%. As of December 31, 2007, there are 253 outstanding valuation periods.

Net loss arising from financial assets and liabilities at fair value through profit or loss for the year ended December 31, 2007 and 2006 were $876,482 thousand (including realized settlement loss of $281,474 thousand and valuation loss of $595,008 thousand) and $52,370 thousand (including realized settlement loss of $31,788 thousand and valuation loss of $20,582 thousand), respectively.

6. AVAILABLE-FOR-SALES FINANCIAL ASSETS

	December 31
	2007	2006
Current
Open-end mutual funds	$16,505,794	$5,788,345
Foreign listed stocks	958,095	885,797
Real estate investment trust fund	238,900	179,200
Listed stocks	115,710	97,300

	$17,818,499	$6,950,642

7. HELD-TO-MATURITY FINANCIAL ASSETS

December 31, 2007
Corporate bonds	$1,048,484
Collateralized loan obligation	100,965

1,149,449
Less: Current portion	651,192

$498,257

8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Years Ended December 31
	2007	2006
Balance, beginning of year	$3,535,141	$3,604,604
Provision for doubtful accounts	592,205	622,220
Accounts receivable written off	(837,223)	(691,683)

Balance, end of year	$3,290,123	$3,535,141

9. OTHER CURRENT MONETARY ASSETS

	December 31
	2007	2006
Tax refund receivable	$3,221,136	$3,221,136
Receivables from disposal of financial instruments	1,011,031	—
Fixed-Line Fund	1,000,000	—
Accrued custodial receipts from other telecom	650,791	787,647
Other	1,206,913	1,955,114

	$7,089,871	$5,963,897

10. INVENTORIES, NET

	December 31
	2007	2006
Supplies	$1,517,233	$1,580,255
Work in process	165,236	73,497
Merchandise	609,350	159,055
Materials in transit	521,978	368,264

	2,813,797	2,181,071
Less: Valuation allowance	19,666	501

	$2,794,131	$2,180,570

11. OTHER CURRENT ASSETS

	December 31
	2007	2006
Prepaid rents	$589,075	$581,541
Prepaid expenses	380,602	323,412
Miscellaneous	245,439	110,227

	$1,215,116	$1,015,180

12. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2007		2006
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
Listed
Senao International Co., Ltd. (“SENAO”)	$1,270,190	31	$—	—
Non-listed
Chunghwa Investment Co., Ltd. (“CHI”)	974,332	49	974,805	49
Chunghwa System Integration Co., Ltd. (“CHSI”)	850,398	100	—	—
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	626,078	40	609,004	40
CHIEF Telecom Inc. (“CHIEF”)	423,807	69	273,411	70
Chunghwa Telecom Global, Inc. (“CHTG”)	73,416	100	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	69,911	30	—	—
ELTA Technology Co., Ltd. (“ELTA”)	44,998	32	—	—
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	31,256	100	—	—
Spring House Entertainment Inc. (“SHE”)	15,659	30	17,761	30
Donghwa Telecom Co., Ltd. (“DHT”)	15,408	100	—	—
New Prospect Investments Holdings Ltd. (B.V.I.) (“NPIH”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“PAIG”)	—	100	—	100

	4,395,453		1,874,981
Prepayment for long-term investment
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	—		150,000	—

	$4,395,453		$2,024,981

Chunghwa invested Senao International Co., Ltd. (“SENAO”) in January 2007, for a purchase price of $1,065,813 thousand. SENAO engages mainly in telecommunication facilities sales.

Chunghwa invested Chunghwa System Integration Co., Ltd. (“CHSI”) in December 2007, for a purchase price of $838,506 thousand. CHSI engages mainly in providing communication and information aggregative services.

Chunghwa invested CHIEF Telecom Inc. in October 2007 and September 2006, for a purchase price of $171,513 thousand and $310,652 thousand, respectively. CHIEF engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa invested Chunghwa Telecom Global, Inc. (“CHTG”) in December 2007, for a purchase price of $70,429 thousand. CHTG engages mainly in international data and internet services and long distance wholesales.

Chunghwa invested in Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of $67,025 thousand. SKYSOFT engages mainly in providing of software, electronic information and advertisement services.

Chunghwa invested ELTA Technology Co., Ltd. in April and October 2007, for a purchase price of $27,455 thousand and $16,768 thousand, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services.

Chunghwa invested Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in December 2006, for a purchase price of $150,000 thousand. CIYP engages mainly in yellow pages sales and advertisement services. CIYP finished registration in January 2007.

Chunghwa invested Spring House in October 2006, for a purchase price of $22,409 thousand. Spring House engages mainly in network content manufacture broadcasts and information software. Chunghwa acquired an additional 26% shares of Spring House Entertainment Inc. (“SHE”) amounting 3,980 thousand common shares on January 17, 2008, for purchasing price of $10 each share, totally $39,800 thousand. Due to this acquisition, Chunghwa increased its ownership of SHE from 30% to 56% and SHE becomes a subsidiary of Chunghwa.

Chunghwa invested in Donghwa Telecom Co., Ltd. (“DHT”) in December 2007 for a purchase price of $11,430 thousand, DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in September 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Chunghwa acquired 33.4% shares of KingWay Technology Co., Ltd. (“KWT”) amounting 1,002 thousand common shares in January 2008, for purchasing price of $69.86 each share, totally $70,000 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa established 100% shares of Light Era Development Co., Ltd. (“LED”) by prepaying $3,000,000 thousand on January 22, 2008. LED engages mainly in housing, office building development, rent and sale services. LED completed its incorporation on February 12, 2008.

The carrying values of the equity investees and the equity in their earnings as of December 31, 2007 and 2006 are based on the audited financial statements.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13. FINANCIAL ASSETS CARRIED AT COST

	December 31
	2007		2006
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Global Mobile Corp. (“GMC”)	168,038	15	—	—
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	49,500	12	71,500	12
Essence Technology Solution, Inc. (“ETS”)	20,000	9	—	—
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	$2,107,318		$1,941,280

Chunghwa invested GMC in December 2007, for a purchase price of $168,038 thousand. GMC engages mainly in computer software wholesales and circuit engineering and wire communication services.

Chunghwa invested iDBV in November 2006, for a purchase price of $75,000 thousand. iDBV engages mainly in investment.

Chunghwa invested ETS in December 2007, for a purchase price of $20,000 thousand. ETS engages mainly in electronic facilities and equipments sales.

Chunghwa invested 16.67% shares of Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II) by prepaying 200,000 thousand in January, 2008. IBT II engages mainly in investment. IBT II completed its incorporation on February 13, 2008.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

After evaluating the investment in RPTI, Chunghwa determined the investment in RPTI was impaired and recognized a impairment loss of $22,000 thousand for the year ended December 31, 2007.

14. OTHER NONCURRENT MONETARY ASSETS

	December 31
	2007	2006
Piping Fund	$1,000,000	$1,000,000
Fixed-Line Fund	—	1,000,000

	$1,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of the Interior and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the parties using the infrastructure shall reimburse the money to the contributors. According to the communication letter (#0960004447) dated August 6, 2007; the Executive Yuan ratified that the Ministry of the Interior (the “Interior”) can dissolve the Fixed-Line Fund effective from January 1, 2008. In connection with the dissolution, the Interior will dispose the assets and liabilities related to the Fixed-Line Fund during the final accounting of the fiscal year 2007, therefore, Chunghwa reclassified the Fixed-Line Fund from other noncurrent monetary assets to other current monetary assets. Chunghwa received the full amount of its original contribution of $1,000,000 thousand on January 11, 2008.

15. PROPERTY, PLANT AND EQUIPMENT

	December 31
	2007	2006
Cost
Land	$101,340,085	$100,937,183
Land improvements	1,475,371	1,476,683
Buildings	62,140,290	59,011,713
Machinery and equipment	20,635,471	21,388,089
Telecommunications equipment	641,920,342	635,784,491
Miscellaneous equipment	1,771,560	1,921,847

Total cost	829,283,119	820,520,006
Revaluation increment on land	5,822,981	5,824,381

	835,106,100	826,344,387

(Continued)

	December 31
	2007	2006
Accumulated depreciation
Land improvements	$844,244	$807,767
Buildings	15,181,459	14,230,739
Machinery and equipment	15,926,358	16,378,560
Telecommunications equipment	488,574,757	473,644,304
Miscellaneous equipment	1,527,372	1,668,356

	522,054,190	506,729,726

Construction in progress and advances related to acquisition of equipment	16,450,761	23,488,441

Property, plant and equipment, net	$329,502,671	$343,103,102

(Concluded)

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity—other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity—other adjustments. As of December 31, 2007, the unrealized revaluation increment was decreased to $5,823,200 thousand by disposal revaluation assets.

Depreciation on property, plant and equipment for the years ended December 31, 2007 and 2006 amounted to $38,691,561 thousand and $40,049,605 thousand, respectively. No interest expense was capitalized for the years ended December 31, 2007 and 2006.

16. ACCRUED EXPENSES

	December 31
	2007	2006
Accrued salary and compensation	$9,594,195	$11,996,686
Accrued franchise fees	2,159,399	2,413,579
Accrued advertisement expenses	95,185	960,327
Other accrued expenses	3,108,302	3,426,229

	$14,957,081	$18,796,821

17. LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

	December 31
	2007	2006
Loan from the Fixed-line Fund	$—	$300,000
Less: Current portion of long-term loans	—	300,000

	$—	$—

The loan amount of $0.7 billion from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by Ministry of Interior that allows Chunghwa to obtain unsecured interest-free credit up to $1 billion. The term of this loan was five years ending March 12, 2007. The outstanding principal was payable in three annual installments ($0.2 billion, $0.2 billion and $0.3 billion) starting on March 12, 2005. Chunghwa repaid the remaining amount in March 2007.

18. OTHER CURRENT LIABILITIES

	December 31
	2007	2006
Advances from subscribers	$5,037,430	$4,532,128
Amounts collected in trust for others	2,804,891	4,013,654
Payables to equipment suppliers	1,786,351	1,659,700
Payables to constructors	1,065,972	714,708
Refundable customers’ deposits	915,248	949,776
Miscellaneous	2,273,095	1,655,634

	$13,882,987	$13,525,600

19. STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,667,845,093 shares, and 2 preferred shares (at $10 par value per share), which was approved by the board of directors to be issued on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2007, the outstanding ADSs were 281,030 thousand units, which equaled approximately 2,810,302 thousand common shares (including distributed earnings and issuanced of common stock from capital surplus) and represented 29.07% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus in the following years after privatization; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration. The remaining distributable earnings can be distributed to the stockholders based on the resolution of stockholders’ meeting; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

The appropriation for legal capital reserve shall be made until the reserve equals Chunghwa’s paid-in capital. The reserve may be used to offset a deficit. The Company Law also prescribes that, when the reserve has reached 50% of Chunghwa’s paid-in capital, up to 50% of the reserve may be transferred to capital

The appropriations and distributions of the 2006 and 2005 earnings of Chunghwa have been approved and resolved by the stockholders on June 15, 2007 and May 30, 2006 as follows:

	Appropriation and Distribution		Dividend Per Share
	2006	2005	2006	2005
Legal reserve	$3,998,445	$4,765,288	$—	$—
Special reserve	1,461	—	—	—
Cash dividends	34,610,885	40,659,617	3.58	4.3
Stock dividends	—	1,891,145	—	0.2
Employee bonus—cash	1,256,619	230,057	—	—
Employee bonus—stock	—	230,057	—	—
Remuneration to board of directors and supervisors	35,904	15,337	—	—

The appropriation of earnings in 2006 approved by the stockholders in their meeting was as follows:

	Actual Distribution Approved by Stockholders	Proposed Distribution Approved by Board of Directors	Difference

Appropriation of earnings
Employee bonus—cash	$1,256,619	$1,256,619	$—
Remuneration to board of directors and supervisors—cash	35,904	35,904	—
Earnings per share
Basic earnings per share	4.63	4.63	—
Imputed earnings per share	4.53	4.53	—

The stockholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above proposals have had an effective registration with the Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (SFC). The board of directors resolved the ex-dividend date of aforementioned proposals as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,668 million to common capital stock. Chunghwa obtained the approval letter from Financial Supervisory Commission, Executive Yuan which stated the effective registration date of capital reduction is October 17, 2007. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by NT$9,668 million and a liability for the actual amount of cash to be distributed to stockholders of NT$9,588 million was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110 million held by Chunghwa and concurrently cancelled.

The appropriation of Chunghwa’s 2007 earnings have not been resolved by the board of directors as of March 1, 2008, the independent auditors’ report date. Information on the appropriation of 2007 earnings proposed by the board of directors and resolved by the stockholders is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on July 1, 1998, R.O.C. resident stockholders are allowed a tax credit for their proportionate share of the income tax paid by Chunghwa on earnings generated since January 1, 1998.

20. TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Years Ended December 31
	2007	2006
Balance, beginning of year	—	—
Increase	121,075	192,000
Decrease	11,007	192,000

Balance, end of year	110,068	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, capital surplus and realized additional paid-in capital.

The shares bought back by Chunghwa shall not be pledged in accordance with Securities and Exchange Law of the ROC. The holders of treasury stocks are not entitled to vote in stockholder’s meetings.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand, and also cancelled 110,068 thousand shares of treasury stock by reducing common stock of $7,107,494 thousand on February 21, 2008. In 2006, Chunghwa repurchased treasury stock 192,000 thousand shares, from February 10, 2006 to April 7, 2006, for $11,392,333 thousand. On June 30, 2006, Chunghwa cancelled the treasury stock by reducing the corresponding amounts of common stock by $1,920,000 thousand, capital surplus of $4,269,368 thousand and retained earnings of $5,202,965 thousand, respectively.

21. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$12,212,562	$8,092,151	$20,304,713
Insurance	665,350	436,517	1,101,867
Pension	1,749,411	1,238,306	2,987,717
Other compensation	7,592,628	5,064,097	12,656,725

	$22,219,951	$14,831,071	$37,051,022

Depreciation expense	$36,512,666	$2,178,895	$38,691,561

Amortization expense	$866,946	$98,182	$965,128

	Year Ended December 31, 2006
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$13,266,008	$8,365,679	$21,631,687
Insurance	702,646	452,043	1,154,689
Pension	1,923,416	1,254,946	3,178,362
Other compensation	8,072,509	5,090,964	13,163,473

	$23,964,579	$15,163,632	$39,128,211

Depreciation expense	$37,845,485	$2,204,120	$40,049,605

Amortization expense	$857,544	$101,803	$959,347

22. INCOME TAX

The Alternative Minimum Tax (the “AMT”), effective from January 1, 2006, requires companies to pay AMT if their tax payable under this revised calculation at the AMT rate of 10% exceeds the tax which would otherwise have been payable under the ordinary taxable income calculation. Chunghwa has considered the impact of the AMT Act in the calculation of the current year’s income tax expense.

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Years Ended December 31
	2007	2006
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$15,274,107	$14,410,819
Deduct tax effects of:
Permanent differences	(446,237)	(360,032)
Temporary differences	910,583	(1,296,301)
Additional tax at 10% on undistributed earnings	8,260	182
Investment tax credits	(2,401,319)	(3,092,983)

Income tax payable	$13,345,394	$9,661,685

b.	Income tax expense consists of the following:

	Years Ended December 31
	2007	2006
Income tax payable	$13,345,394	$9,661,685
Income tax—separated	242,733	135,631
Income tax—deferred	(802,342)	2,845,671
Adjustments of prior years’ income tax	61,366	108,410
Other	—	582

	$12,847,151	$12,751,979

The balance of income tax payable as of December 31, 2007 and 2006 were shown net of prepaid income tax.

c.	Net deferred income tax assets consists of the following:

	December 31
	2007	2006
Current
Deferred income tax assets:
Provision for doubtful accounts	$331,328	$217,942
Valuation loss on financial instruments, net	151,358	—
Unrealized foreign exchange loss	9,634	38,901
Other	25,738	17,663

	518,058	274,506
Valuation allowance	(331,328)	(217,942)

Net deferred income tax assets	$186,730	$56,564

Noncurrent deferred income tax assets:
Accrued pension cost	$1,092,701	$428,153
Impairment loss	80,524	85,866
Loss on disposal of property, plant and equipment	12,970	—

	$1,186,195	$514,019

d.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2007	2006
Balance of Imputation Credit Account (“ICA”)	$6,528,877	$1,048,811

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2007 and 2006 for earnings as of December 31, 2007 and the actual ICA rate for the 2006 earnings were 27.88% and 24.42%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of December 31, 2007, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns examined by tax authorities is showed as follows:

23. EARNINGS PER SHARE

			Weighted- average Number of Common Shares Outstanding (Denominator) (Thousand Shares)	Net Income Per Share (Dollars)
	Amount (Numerator)			Income Before Income Tax	After Income Tax
Year ended December 31, 2007	Income Before Income Tax	After Income Tax
EPS was calculated as follows:

Basic earnings per share	$61,096,470	$48,249,319	10,577,805	$5.78	$4.56

Diluted earnings per share	$61,088,371	$48,241,220	10,577,805	$5.78	$4.56

Year ended December 31, 2006
EPS was calculated as follows:
Basic earnings per share	$57,643,316	$44,891,337	10,670,921	$5.40	$4.21

The diluted earnings per share for the year ended December 31, 2007 was due to the effect of potential common stock of stock options by SENAO.

Earnings per share was retroactively adjusted to the beginning of the year of stock dividends issued subsequently for 2006. The basic EPS before income tax and the basic EPS after income tax in 2006 retroactive adjusted from $5.94 to $5.40 and from $4.63 to $4.21, respectively.

24. PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the July 1, 2005 may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The monthly contribution shall not be less than 6% of each employee’s monthly salary. Chunghwa made monthly contributions equal to 6% of each employee’s monthly salary to employee’s pension accounts beginning July 1, 2005.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa, SENAO and CHIEF contribute an amount equal to 2% to 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan (originally) the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007.

Pension costs of Chunghwa amounted to $3,101,497 thousand ($3,023,558 thousand subject to defined benefit plan and $77,939 thousand subject to defined contributed plan) and $3,320,263 thousand ($3,256,357 thousand subject to defined benefit plan and $63,906 thousand subject to defined contribution plan) for the years ended December 31, 2007 and 2006, respectively.

Pension information of the defined benefit plan was summarized as follows:

a. Components of net periodic pension cost for the year

	2007	2006
Service cost	$2,807,927	$3,072,678
Interest cost	107,931	58,200
Expected return on plan assets	(78,198)	(65,636)
Amortization of unrecognized loss	7,003	46,690
Curtailment / settlement loss to be recognized	178,895	144,425

	$3,023,558	$3,256,357

b. Reconciliation between the fund status and accrued pension cost is summarized as follows:

	December 31
	2007	2006
Benefit obligation
Vested benefit obligation	$(3,526,887)	$(2,308,643)
Non-vested benefit obligation	(2,150,100)	(1,526,250)

Accumulated benefit obligation	(5,676,987)	(3,834,893)
Additional benefit obligation	(970,516)	(683,674)

Projected benefit obligation	(6,647,503)	(4,518,567)
Fair values of plan assets	2,754,779	2,914,999

Funded status	(3,892,724)	(1,603,568)
Amortization of unrecognized net loss (gain)	(19,240)	349,867

Accrued pension liabilities	$(3,911,964)	$(1,253,701)

c. Vested benefit	$5,009,083	$3,174,285

d. Actuarial assumptions

Discount rate used in determining present value	2.5%	2.0%
Rate of compensation increase	1.5%	1.5%
Rate of return on plan assets	2.75%	3.0%

e. Contributions and payments of the Fund
	2007	2006
Contributions	$365,368	$1,543,744

Payments	$600,239	$333,092

25. TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary

CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary

Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary

Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary (it was the subsidiary of equity-accounted investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)

Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary (it was the subsidiary of equity-accounted investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)

Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary (it was the indirect owned subsidiary of equity-accounted investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)

New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary

Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary

Chunghwa Investment Co., Ltd. (“CHI”)	Equity-accounted investee

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-accounted investee

Spring House Entertainment Inc.(“SHE”)	Equity-accounted investee

ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee

Skysoft Co., Ltd. (“SKYSOFT”)	Equity-accounted investee

Chunghwa Precision Test Technical Co., Ltd (“CHPT”)	Subsidiary of equity - accounted investee

Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of equity - accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2007		2006
	Amount	%	Amount	%
1) Receivables from related parties
Trade notes receivable, accounts receivable and other receivable
SENAO	$156,861	74	$—	—
CHIEF	17,612	9	3,769	8
CHTG	17,345	8	43,999	92
CIYP	16,909	8	—	—
Others	2,899	1	—	—

	$211,626	100	$47,768	100

2) Payables to related parties
Trade notes payable, accounts payable and accrued expenses
SENAO	$584,198	34	$—	—
CHSI	344,032	20	193,179	22
TISE	141,192	8	294,361	33
CHTG	9,520	1	36,843	4
CIYP	8,039	1	—	—
Others	23,056	1	—	—

	1,110,037	65	524,383	59

Payable to construction supplier
TISE	191,218	11	345,246	39
CHSI	—	—	13,331	2

	191,218	11	358,577	41

Amounts collected in trust for others
SENAO	398,019	24	—	—
Others	6,815	—	—	—

	404,834	24	—	—

	$1,706,089	100	$882,960	100

3) Revenues
SENAO	$1,107,649	1	$—	—
CHIEF	189,083	—	33,667	—
CHTG	91,217	—	95,127	—
CIYP	26,152	—	—	—
CHSI	17,950	—	—	—
ELTA	14,947	—	—	—
SKYSOFT	7,303	—	—	—
CHPT	7,169	—	13,774	—
Others	2,393	—	—	—

	$1,463,863	1	$142,568	—

	December 31
	2007		2006
	Amount	%	Amount	%
4) Operating costs and expenses
SENAO	$4,658,811	5	$—	—
CHSI	455,307	—	306,075	—
TISE	388,111	—	374,209	—
ELTA	98,610	—	—	—
CHIEF	89,694	—	—	—
CHTG	65,641	—	101,059	—
CIYP	15,512	—	—	—
Others	26,785	—	—	—

	$5,798,471	5	$781,343	—

5) Acquisitions of property, plant and equipment
TISE	$947,835	4	$920,236	3
CHSI	568,367	2	283,309	1
CHTG	43,393	—	864	—
SENAO	1,044	—	—	—

	$1,560,639	6	$1,204,409	4

6) Acquisitions of long-term investment accounted for using equity method
CHI	$908,935	41	$920,236	3
CIHC	11,430	—	—	—

	$920,365	41	$—	—

Chunghwa acquired all of the shares of CHSI and CHTG from CHI in December 2007, for a total purchase price of NT$909 million cash. Chunghwa also acquired all of the shares of DHT from CIHC, for a total purchase price of NT$11 million cash.

The transaction terms, except of SENAO, CHIEF, CIYP, SNI, STEF, STC, SIM, and other payable to Tai, Zhong He and Paul Lin were determined in accordance with mutual agreements. The foregoing transactions with related parties were conducted under normal commercial terms.

26. COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2007, Chunghwa’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $1,203,243 thousand.

b.	Acquisitions of telecommunications equipment of $13,384,531 thousand.

c.	Unused letters of credit of $1,145,261 thousand.

d.	Contract to print billing, envelopes and telephone directories of $224,780 thousand.

e.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future leases payments were as follows:

Year	Amount
2008	$1,211,760
2009	937,793
2010	643,248
2011	385,828
2012 and thereafter	293,649

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets.) When the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government.

g.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Taiwan Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. As of audit report date, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

27. FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	December 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$74,752,564	$74,752,564	$70,639,453	$70,639,453
Financial assets at fair value through profit or loss	119,139	119,139	59,119	59,119
Available-for-sale financial assets	17,818,499	17,818,499	6,950,642	6,950,642
Held-to-maturity financial assets—current	651,192	651,192	—	—
Trade notes and accounts receivable, net	10,470,802	10,470,802	12,539,208	12,539,208
Receivable from related parties	211,626	211,626	47,768	47,768
Other current monetary assets	7,089,871	7,089,871	5,963,897	5,963,897
Investments accounted for using equity method	4,395,453	5,954,659	2,024,981	2,134,951
Financial assets carried at cost	2,107,318	2,107,318	1,941,280	1,941,280
Held-to-maturity financial assets—noncurrent	498,257	498,257	—	—
Other noncurrent monetary assets	1,000,000	1,000,000	2,000,000	2,000,000
Refundable deposits	1,306,847	1,306,847	1,510,435	1,510,435

(Continued)

	December 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities
Financial liabilities at fair value through profit or loss	$653,214	$653,214	$24,844	$24,844
Trade notes and accounts payable	9,879,234	9,879,234	9,447,601	9,447,601
Payable from related parties	1,706,089	1,706,089	882,960	882,960
Accrued expenses	14,957,081	14,957,081	18,796,821	18,796,821
Amounts collected in trust for others (included in “other current liabilities”)	2,804,891	2,804,891	4,013,654	4,013,654
Payables to equipment suppliers (included in “other current liabilities”)	1,786,351	1,786,351	1,659,700	1,659,700
Payables to constructors (included in “other current liabilities”)	1,065,972	1,065,972	714,708	714,708
Refundable customers’ deposits (included in “other current liabilities”)	915,248	915,248	949,776	949,776
Current portion of long-term loans	—	—	300,000	300,000
Due to stockholders for capital reduction	9,557,777	9,557,777	—	—
Customers’ deposits	6,324,712	6,324,712	6,597,003	6,597,003

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, and 3 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not readily available, valuation techniques is used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies if quoted market prices are not available.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price December 31		Amount Determined Using Valuation Techniques December 31
	2007	2006	2007	2006
Assets
Financial assets at fair value through profit or loss	$119,139	$59,119	$—	$—
Available-for-sale financial assets	17,818,499	6,950,642	—	—
Hedging derivative financial assets (classified as other current monetary assets)	990	—	—	—

Liabilities
Financial liabilities at fair value through profit or loss	73,055	24,844	580,159	—
Hedging derivative financial liabilities (classified as other current liabilities)	35,162	—	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that Chunghwa’s exposure to default by those parties is low.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the year ended December 31, 2007. Chunghwa did not into any hedging forward exchange contracts in 2006.

Outstanding forward exchange contracts for hedge as of December 31, 2007:

	Currency	Maturity Period	Contract Amount (in Thousands)
Sell	USD/NTD	2008.03	USD 65,000
	EUR/NTD	2008.02-03	EUR 40,000

As of December 31, 2007, the forward exchange contract was measured at fair value of $990 thousand (classified as other current monetary assets) and $35,162 thousand (classified as other current liabilities).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the year ended December 31, 2007 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of December 31, 2007:

	Currency	Maturity Period	Contract Amount (in Thousands)
Buy	NTD/USD	2008.01	NTD 64,945

2)	Market risk

SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. The gain and loss from the fluctuation of exchange rate under forward contracts was offset by that of the hedged assets or liabilities. Therefore, the market risk was not significant.

3)	Credit risk

Financial assets represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The maximum credit risk amount of all kinds of financial instruments is equal to its book value.

4)	Liquidation risk

SENAO’s investments in domestic open-end mutual fund and convertible bonds are publicly-traded, easily converted to cash. Therefore, no material cash flow risks are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk would be anticipated. SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. There will be corresponding cash inflows or outflows upon maturity dates, and SENAO has sufficient cash flow and operating capital to meet the cash demand, thus; there shall be no risk on raising capital. In addition, the exchange rates in the forward contracts are fixed; therefore, there is no significant risk of cash flow.

28. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 6.

j.	Financial transaction: Please see Notes 5 and 27.

k.	Investment in Mainland China: Please see Note 7.

29. SEGMENT INFORMATION

a.	Industry

The financial information of Chunghwa by industry: Please see Table 8.

b.	Geographic

As of December 31, 2007, Chunghwa hasn’t established any foreign operation.

c.	Foreign revenue

The foreign revenue of Chunghwa is less than 10% of total sales.

d.	Major customers

No single customer accounts for more than 10% of total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,074	$1,270,190	31	$2,857,182	Note 5
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000	974,332	49	1,050,524	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	850,398	100	675,138	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,760	626,078	40	813,453	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	423,807	69	377,366	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	73,416	100	65,399	Note 1
		Skysoft Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	4,438	69,911	30	30,543	Note 1
		ELTA Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	3,886	44,998	32	37,569	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	31,256	100	31,256	Note 1
		Spring House Entertainment Inc.	Equity-accounted investee	Investments accounted for using equity method	2,016	15,659	30	821	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	15,408	100	15,408	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 3
		Taipei Financial Center	—	Financial assets carried at cost	288,211	1,789,530	12	1,429,717	Note 2
		RPTI International	—	Financial assets carried at cost	9,234	49,500	12	49,944	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	74,326	Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	16,796	168,038	15	166,836	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	20,000	9	9,973	Note 2
		Siemens Telecommunication Systems	—	Financial assets carried at cost	75	5,250	15	181,751	Note 2
		Mega Financial Holding Co., Ltd.	—	Available-for-sale financial assets	5,800	119,781	—	115,710	Note 5
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4	5,355	—	6,378	Note 5
		ACERINOX SA EUR0.25	—	Available-for-sale financial assets	10	6,981	—	7,858	Note 5
		ACS ACTIVIDADES CONS Y SERV EUR0.50	—	Available-for-sale financial assets	5	8,395	—	9,238	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		AGGREKO PLC ORD	—	Available-for-sale financial assets	15	$3,318	—	$5,084	Note 5
		AIR PRODUCTS & CHEMICALS INC COM	—	Available-for-sale financial assets	2	5,704	—	7,497	Note 5
		AISIN SEIKI CO LTD	—	Available-for-sale financial assets	3	3,620	—	4,317	Note 5
		ALLIANZ SE-REG NPV (REGD) (VINKULIERT)	—	Available-for-sale financial assets	1	6,866	—	8,478	Note 5
		ALPHA BANK A.E ORD SHS	—	Available-for-sale financial assets	7	7,987	—	8,435	Note 5
		ALSTOM	—	Available-for-sale financial assets	1	4,414	—	8,802	Note 5
		Altria Group Inc COM USD0.333333 (AUST CERT)	—	Available-for-sale financial assets	3	6,295	—	6,581	Note 5
		AMADA CO LTD	—	Available-for-sale financial assets	9	3,343	—	2,559	Note 5
		APACHE CORP COM	—	Available-for-sale financial assets	2	6,332	—	6,301	Note 5
		APPLE COMPUTER INC COM STK NPV	—	Available-for-sale financial assets	1	2,824	—	6,715	Note 5
		ARM HOLDINGS PLC ORD GBP0.0005	—	Available-for-sale financial assets	65	4,706	—	5,187	Note 5
		ASAHI KASEI CORP ORD	—	Available-for-sale financial assets	15	3,985	—	3,231	Note 5
		ASML HOLDING N.V. ASML HOLDING N.V.	—	Available-for-sale financial assets	8	6,050	—	8,263	Note 5
		BANCO ESPIRITO SANTO-REG EUR5	—	Available-for-sale financial assets	10	6,653	—	6,976	Note 5
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	13	6,803	—	9,322	Note 5
		BARCLAYS ORD GBP0.25	—	Available-for-sale financial assets	13	5,385	—	4,164	Note 5
		BASF AG NPV BASF AG NPV	—	Available-for-sale financial assets	2	8,387	—	9,242	Note 5
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	3	5,604	—	6,027	Note 5
		BAYERISCHE MOTOREN WERKE AG BAYERISCHE MOTOREN WERKE AG	—	Available-for-sale financial assets	4	7,994	—	8,446	Note 5
		BBY COM USD0.10	—	Available-for-sale financial assets	4	6,320	—	6,669	Note 5
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	5,683	—	6,624	Note 5
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	7	4,671	—	7,335	Note 5
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,549	—	6,146	Note 5
		BOUYGUES EUR1	—	Available-for-sale financial assets	3	8,369	—	8,183	Note 5
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	16	5,939	—	6,491	Note 5
		BT GROUP PLC SHS	—	Available-for-sale financial assets	27	4,763	—	4,831	Note 5
		BULGARI SPA EUR0.07	—	Available-for-sale financial assets	16	8,302	—	7,495	Note 5
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	4,984	—	5,229	Note 5
		CARPHONE WAREHOUSE GROUP SHS	—	Available-for-sale financial assets	26	5,758	—	5,853	Note 5
		CENTRICA ORD GBP0.061728395	—	Available-for-sale financial assets	23	5,501	—	5,277	Note 5
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	4,148	—	6,077	Note 5
		CNP ASSURANCES EUR4	—	Available-for-sale financial assets	2	8,446	—	8,441	Note 5
		COCA-COLA ENTERPRISES COM USD1	—	Available-for-sale financial assets	7	6,159	—	6,051	Note 5
		COGNIZANT TECH SOLUTIONS - A COM CL’A’USD0.01	—	Available-for-sale financial assets	5	5,688	—	5,006	Note 5
		COMPASS GROUP PLC ORD	—	Available-for-sale financial assets	26	5,480	—	5,155	Note 5
		COOPER INDS LTD CL A	—	Available-for-sale financial assets	4	5,499	—	6,711	Note 5
		CRH PLC ORD EUR0.32	—	Available-for-sale financial assets	5	7,711	—	6,143	Note 5
		CRH PLC ORD EUR0.32	—	Available-for-sale financial assets	2	2,085	—	1,924	Note 5
		DAIKIN INDUSTRIES LTD	—	Available-for-sale financial assets	3	3,576	—	5,800	Note 5
		DAILY MAIL & GENERAL TST-A NV ‘A’ ORD (NON-VTG) GBP0.125	—	Available-for-sale financial assets	11	5,435	—	3,616	Note 5
		Daimler AG ORD NPV REGD	—	Available-for-sale financial assets	3	8,759	—	8,145	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		DAINIPPON INK & CHEMICALS	—	Available-for-sale financial assets	25	$3,751	—	$4,053	Note 5
		DARDEN RESTAURANTS INC COM	—	Available-for-sale financial assets	4	6,025	—	3,951	Note 5
		DE LA RUE PLC ORD GBP0.297619	—	Available-for-sale financial assets	11	4,727	—	7,242	Note 5
		DEUTSCHE BOERSE AG NPV (REGD)	—	Available-for-sale financial assets	2	5,322	—	11,691	Note 5
		EAST JAPAN RAILWAY CO	—	Available-for-sale financial assets	—	3,876	—	4,004	Note 5
		EBAY INC COM	—	Available-for-sale financial assets	5	5,704	—	5,639	Note 5
		EMERSON ELECTRIC CO COM USD0.50	—	Available-for-sale financial assets	4	5,454	—	7,290	Note 5
		ENEL	—	Available-for-sale financial assets	23	6,767	—	8,834	Note 5
		EPCOS AG ORD NPV	—	Available-for-sale financial assets	15	10,247	—	8,469	Note 5
		EQUIFAX INC COM USD1.25	—	Available-for-sale financial assets	4	6,285	—	5,190	Note 5
		FAMILYMART CO LTD FAMILYMART CO LTD	—	Available-for-sale financial assets	4	3,869	—	4,042	Note 5
		FANUC LTD	—	Available-for-sale financial assets	1	3,519	—	3,780	Note 5
		FIRSTGROUP PLC ORD GBP0.05	—	Available-for-sale financial assets	11	3,743	—	5,932	Note 5
		FUGRO NV-CVA EUR0.05	—	Available-for-sale financial assets	3	4,329	—	8,308	Note 5
		FUJIFILM HOLDINGS CORP	—	Available-for-sale financial assets	3	4,073	—	3,971	Note 5
		GENERAL MILLS INC GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,442	—	5,529	Note 5
		GESTEVISION TELECINCO SA EUR0.5	—	Available-for-sale financial assets	10	8,141	—	7,962	Note 5
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	5	5,545	—	7,499	Note 5
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,684	—	2,531	Note 5
		GLORY LTD NPV	—	Available-for-sale financial assets	4	2,555	—	3,185	Note 5
		GOLDMAN SACHS GROUP IN COM	—	Available-for-sale financial assets	1	5,482	—	6,677	Note 5
		GOOGLE INC-CL A CL A	—	Available-for-sale financial assets	—	4,276	—	7,111	Note 5
		HBOS PLC ORD GBP0.25	—	Available-for-sale financial assets	8	5,467	—	3,753	Note 5
		HEINEKEN NV ORD NR	—	Available-for-sale financial assets	5	6,757	—	9,671	Note 5
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,462	—	6,070	Note 5
		HITACHI LTD NPV	—	Available-for-sale financial assets	17	4,016	—	4,100	Note 5
		HOME RETAIL GROUP ORD NPV	—	Available-for-sale financial assets	19	5,565	—	4,126	Note 5
		INDITEX REG SHS	—	Available-for-sale financial assets	4	5,434	—	7,206	Note 5
		INDRA SISTEMAS SA EUR0.20 SER ‘A’	—	Available-for-sale financial assets	10	8,494	—	8,488	Note 5
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	6	7,946	—	7,549	Note 5
		INPEX HOLDINGS INC COM STK JPY1	—	Available-for-sale financial assets	—	3,636	—	4,905	Note 5
		INTL BUSINESS MACHINES CORP COM STK USD0.20	—	Available-for-sale financial assets	2	5,645	—	6,190	Note 5
		ISETAN CO LTD ISETAN CO LTD	—	Available-for-sale financial assets	8	3,922	—	3,518	Note 5
		JOHNSON & JOHNSON COM USD1	—	Available-for-sale financial assets	3	6,255	—	6,522	Note 5
		JSR CORPORATION	—	Available-for-sale financial assets	5	3,800	—	3,926	Note 5
		KAWASAKI KISEN KAISHA LTD NPV	—	Available-for-sale financial assets	11	2,438	—	3,497	Note 5
		KOMATSU LTD NPV	—	Available-for-sale financial assets	4	3,436	—	3,697	Note 5
		KONE OYJ NPV ORD ‘B’	—	Available-for-sale financial assets	4	8,707	—	8,706	Note 5
		KROGER CO COM	—	Available-for-sale financial assets	7	6,114	—	5,806	Note 5
		KYOWA HAKKO KOGYO CO LTD	—	Available-for-sale financial assets	14	4,619	—	4,840	Note 5
		LEHMAN BROS HLDGS INC COM	—	Available-for-sale financial assets	3	6,789	—	6,469	Note 5
		LOCKHEED MARTIN CORP COM	—	Available-for-sale financial assets	2	5,475	—	6,557	Note 5
		M.A.N AG ORD	—	Available-for-sale financial assets	2	4,247	—	8,172	Note 5
		MARKS & SPENCER PLC ORD GBP0.25	—	Available-for-sale financial assets	12	4,741	—	4,208	Note 5
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	3	4,153	—	6,116	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		METLIFE INC COM	—	Available-for-sale financial assets	3	$5,515	—	$5,925	Note 5
		MICHAEL PAGE INTERNATIONAL ORD GBP0.01	—	Available-for-sale financial assets	18	5,417	—	3,435	Note 5
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	5	2,713	—	4,253	Note 5
		MITSUBISHI GAS CHEM CO	—	Available-for-sale financial assets	13	4,167	—	4,140	Note 5
		MITSUI & CO LTD ORD	—	Available-for-sale financial assets	6	4,053	—	4,108	Note 5
		MITSUI FUDOSAN CO LTD	—	Available-for-sale financial assets	5	3,616	—	3,518	Note 5
		MITSUI O.S.K. LINES LTD	—	Available-for-sale financial assets	9	4,112	—	3,716	Note 5
		MUENCHENER RUECKVER AG-REG NPV (REGD)	—	Available-for-sale financial assets	1	6,774	—	8,258	Note 5
		NATIONAL BANK OF GREECE EUR4.80 (REGD)	—	Available-for-sale financial assets	4	7,456	—	9,715	Note 5
		NATIONAL SEMICONDUCTOR	—	Available-for-sale financial assets	7	6,179	—	5,230	Note 5
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	3	4,060	—	6,325	Note 5
		NEXT PLC ORD GBP0.10	—	Available-for-sale financial assets	4	5,475	—	4,495	Note 5
		NIKE INC -CL B CLASS ‘B’ COM NPV	—	Available-for-sale financial assets	3	6,413	—	6,701	Note 5
		NIKON CORP	—	Available-for-sale financial assets	4	2,602	—	4,482	Note 5
		NIPPON OIL CORPORATION JPY50	—	Available-for-sale financial assets	15	3,962	—	3,948	Note 5
		NIPPON STEEL CORP	—	Available-for-sale financial assets	17	2,302	—	3,406	Note 5
		NIPPON YUSEN KABUSHIKI KAISH NPV	—	Available-for-sale financial assets	12	3,862	—	3,085	Note 5
		NOKIA OYJ EUR0.06	—	Available-for-sale financial assets	7	6,795	—	8,909	Note 5
		NOMURA RESEARCH INSTITUTE IN	—	Available-for-sale financial assets	4	3,927	—	4,049	Note 5
		NORTHROP GRUMMAN CORP COM	—	Available-for-sale financial assets	2	5,677	—	6,031	Note 5
		NVIDIA CORP COM	—	Available-for-sale financial assets	6	4,851	—	7,066	Note 5
		OLYMPUS CORP SHS JPY	—	Available-for-sale financial assets	3	3,005	—	4,013	Note 5
		OMNICOM GROUP INC COM	—	Available-for-sale financial assets	4	6,231	—	5,779	Note 5
		OMRON CORPORATION	—	Available-for-sale financial assets	5	4,121	—	3,781	Note 5
		OMV AG AKT	—	Available-for-sale financial assets	4	8,470	—	9,482	Note 5
		ORACLE CORP COM USD0.01	—	Available-for-sale financial assets	9	5,498	—	6,821	Note 5
		PALL CORP COM USD0.10	—	Available-for-sale financial assets	4	4,513	—	5,391	Note 5
		PEPSI BOTTLING GROUP I COM	—	Available-for-sale financial assets	5	5,752	—	6,561	Note 5
		PPR eur4	—	Available-for-sale financial assets	1	7,219	—	7,411	Note 5
		PRAXAIR INC COM	—	Available-for-sale financial assets	2	5,970	—	6,677	Note 5
		PRUDENTIAL FINANCIAL INC COM USD0.01	—	Available-for-sale financial assets	2	5,887	—	5,946	Note 5
		PUBLIC SVC ENTERPRISE COM	—	Available-for-sale financial assets	2	5,360	—	6,840	Note 5
		Q.P. CORP JPY50	—	Available-for-sale financial assets	12	3,826	—	4,044	Note 5
		QUAL COMM INC COM COM STK	—	Available-for-sale financial assets	4	5,365	—	4,883	Note 5
		RECKITT BENCKISER GROUP PLC	—	Available-for-sale financial assets	3	4,763	—	6,267	Note 5
		RICOH COMPANY LIMITED NPV	—	Available-for-sale financial assets	6	4,065	—	3,587	Note 5
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,500	—	6,991	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’ SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,696	—	8,749	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’ SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,822	—	7,800	Note 5
		RWE AG NEU NPV	—	Available-for-sale financial assets	2	8,647	—	9,078	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		SAIPEM EUR1	—	Available-for-sale financial assets	6	$8,243	—	$8,148	Note 5
		SCHLUMBERGER LTD COM USD0.01	—	Available-for-sale financial assets	2	4,136	—	6,884	Note 5
		SCHRODERS PLC VTG SHS GBP1	—	Available-for-sale financial assets	6	5,476	—	4,891	Note 5
		SCHWAB (CHARLES) CORP COM STK USD0.01	—	Available-for-sale financial assets	9	6,287	—	7,614	Note 5
		SCOR SE EUR7.876972 (POST CONSOLIDATION)	—	Available-for-sale financial assets	10	8,356	—	8,142	Note 5
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	6	4,748	—	6,090	Note 5
		SES FDR FDR EACH REP 1 ‘A’ NPV	—	Available-for-sale financial assets	13	8,734	—	10,993	Note 5
		SHISEIDO CO LTD ORD	—	Available-for-sale financial assets	6	4,309	—	4,595	Note 5
		SOLVAY SA NPV NPV	—	Available-for-sale financial assets	2	6,676	—	6,986	Note 5
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,859	—	6,456	Note 5
		STANLEY ELECTRIC CO LTD	—	Available-for-sale financial assets	5	3,468	—	4,362	Note 5
		STATE STR CORP COM	—	Available-for-sale financial assets	3	6,331	—	6,763	Note 5
		SUMITOMO ELECTRIC INDS ORD	—	Available-for-sale financial assets	8	4,054	—	4,270	Note 5
		SUMITOMO METAL MINING CO LTD	—	Available-for-sale financial assets	6	2,375	—	3,318	Note 5
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	9	8,377	—	9,943	Note 5
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,346	—	4,426	Note 5
		TEXTRON INC COM USD0.125	—	Available-for-sale financial assets	3	5,964	—	6,650	Note 5
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	5,609	—	6,129	Note 5
		TOYOTA INDUSTRIES CORP	—	Available-for-sale financial assets	3	3,630	—	3,572	Note 5
		TOYOTA MTR COM	—	Available-for-sale financial assets	2	3,230	—	2,973	Note 5
		UNION FENOSA, S.A.	—	Available-for-sale financial assets	4	8,046	—	7,978	Note 5
		VEDANTA RESOURCES PLC ORD USD0.10	—	Available-for-sale financial assets	4	4,162	—	4,989	Note 5
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,780	—	9,062	Note 5
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	20	1,667	—	2,408	Note 5
		WATERS CORPORATION COM STK USD0.01	—	Available-for-sale financial assets	2	4,411	—	6,203	Note 5
		WELLPOINT INC COMMON	—	Available-for-sale financial assets	2	5,437	—	6,134	Note 5
		WEST JAPAN RAILWAY CO	—	Available-for-sale financial assets	—	3,644	—	3,535	Note 5
		WHITBREAD PLC ORD GBP0.76797385	—	Available-for-sale financial assets	5	5,459	—	4,673	Note 5
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	2	3,525	—	5,658	Note 5
		YAMAHA CORPORATION	—	Available-for-sale financial assets	6	4,183	—	4,069	Note 5

		Beneficiary certificates (mutual fund)
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	2,000	50,000	—	52,080	Note 4
		Polaris Global Reits Fund	—	Available-for-sale financial assets	16,018	200,000	—	181,483	Note 4
		SKIT Strategy Balanced Fund	—	Available-for-sale financial assets	47,979	559,554	—	523,621	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	19,173	250,000	—	251,898	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	273,550	Note 4
		Capital Stable Value Fund	—	Available-for-sale financial assets	7,867	100,000	—	99,582	Note 4
		SKIT Fortune Balanced Fund	—	Available-for-sale financial assets	6,097	100,000	—	80,549	Note 4
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	192,839	Note 4
		Grand Cathay Balanced Fund	—	Available-for-sale financial assets	4,400	100,000	—	96,439	Note 4
		ING Global Balanced Portfolio	—	Available-for-sale financial assets	8,569	100,000	—	96,315	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	90,289	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	$100,000	—	$91,925	Note 4
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	10,906	150,000	—	149,517	Note 4
		Prudential Financial Balanced Fund	—	Available-for-sale financial assets	2,412	50,000	—	48,432	Note 4
		Yuan Ta Duo Fu	—	Available-for-sale financial assets	966	50,000	—	40,870	Note 4
		Yuan Ta Duo Duo	—	Available-for-sale financial assets	1,809	50,000	—	37,826	Note 4
		Yuan Ta New-Mainstream	—	Available-for-sale financial assets	1,995	50,000	—	39,346	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	356,941	Note 4
		Primasia S&P Global Fixed Income Fund	—	Available-for-sale financial assets	7,393	80,000	—	80,803	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	205,322	Note 4
		IBT Global Growth Portfolio Fund	—	Available-for-sale financial assets	3,900	50,000	—	50,819	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	201,718	Note 4
		AIG Flagship Global Growth Fund of Funds	—	Available-for-sale financial assets	22,878	350,000	—	338,139	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	150,881	Note 4
		ING Global Dynamic Portfolio	—	Available-for-sale financial assets	8,104	100,000	—	100,648	Note 4
		Prudential Financial Global Selection Fund	—	Available-for-sale financial assets	3,296	50,000	—	50,099	Note 4
		Jih Sun Mortgage Backed Securities Fund	—	Available-for-sale financial assets	20,305	200,000	—	200,350	Note 4
		IBT 101 Global Mortgage Securitization Fund	—	Available-for-sale financial assets	4,716	50,000	—	48,750	Note 4
		Jih Sun Navigation No. 1 Fund	—	Available-for-sale financial assets	5,000	50,050	—	49,300	Note 4
		Fuh-Hwa Home Run Fund	—	Available-for-sale financial assets	9,977	100,000	—	103,558	Note 4
		Fuh-Hwa Total Return Fund	—	Available-for-sale financial assets	9,872	100,000	—	102,962	Note 4
		Fuh-Hwa Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	10,890	Note 4
		SKIT Strategy Balanced Fund III	—	Available-for-sale financial assets	2,893	30,000	—	26,871	Note 4
		SKIT Strategy Balanced Fund V	—	Available-for-sale financial assets	2,880	30,000	—	27,083	Note 4
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	875,000	Note 4
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	957,000	Note 4
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	989,000	Note 4
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	1,000,000	—	943,000	Note 4
		MFS Emerging Market Debt Fund	—	Available-for-sale financial assets	858	532,846	—	589,516	Note 4
		USD Special Bond Fund	—	Available-for-sale financial assets	25	353,540	—	380,611	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	995	389,718	—	360,619	Note 4
		JPMorgan Lux Funds - Emerging Markets Bond Fund	—	Available-for-sale financial assets	21	199,638	—	196,086	Note 4
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	130,593	Note 4
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,203	549,572	—	542,824	Note 4
		Permal Fixed Income Holdings N.V.	—	Available-for-sale financial assets	7	264,095	—	267,940	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	8	114,448	—	136,544	Note 4
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	1,402	549,027	—	603,248	Note 4
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	102	577,813	—	626,852	Note 4
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	545,121	Note 4
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	283,924	Note 4
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	265,092	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	168,342	Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	163,643	Note 4
		JPMF (Taiwan) Global Dynamic Fund	—	Available-for-sale financial assets	303	165,640	—	178,230	Note 4
		MFS Meridian - Research International Fund	—	Available-for-sale financial assets	173	131,920	—	138,293	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	192		$162,900	—		$164,209	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13		162,990	—		158,241	Note 4
		GAM Diversity-USD Open	—	Available-for-sale financial assets	10		262,293	—		259,061	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	860		549,185	—		598,878	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	386		224,865	—		232,278	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	303		273,765	—		287,917	Note 4
		MFS Meridian - European Equity Fund	—	Available-for-sale financial assets	171		178,920	—		187,029	Note 4
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230		180,886	—		189,742	Note 4
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—		615,422	—		635,266	Note 4
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000		100,000	—		106,900	Note 4
		Cathay No. 2 REIT	—	Available-for-sale financial assets	5,000		50,000	—		50,000	Note 4
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000		100,000	—		82,000	Note 4
		China Development Industrial B	—	Held-to-maturity financial assets	—		98,484	—		98,484	Note 7
		First Commercial Bank 1st Subordinated Financial Bonds in 2001	—	Held-to-maturity financial assets	—		500,000	—		500,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—		150,000	—		150,000	Note 7
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—		100,000	—		100,000	Note 7
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—		200,000	—		200,000	Note 7
		Cathay United Bank Cash Flow Balance Sheet CLO 2007-1 Special Purpose Trust Beneficiary Certificate Class A	—	Held-to-maturity financial assets	—		100,965	—		100,965	Note 7
1	Senao International Co., Ltd.	Gallop No. 1 REIT	—	Available-for-sale financial assets	921		9,210	—		7,552	Note 4
		Senao Networks, Inc.	Equity-accounted investee	Investments accounted for using equity method	14,721		287,370	48		287,370	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9		12,608	Note 2
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,968	100		1,968	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400		1,239	100		1,239	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		6,167	Note 2
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 2
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6		95	—		84	Note 4
3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	200	US$	6,456 (199)	100	US$	6,456 (199)	Note 1
		Cathy Bond	—	Available-for-sale financial assets	2,866		33,457	—		33,550	Note 4
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000	—		16,935	Note 4
		SKITECB Balanced Fund	—	Available-for-sale financial assets	1,000		10,000	—		10,176	Note 4
		Mega Diamond Bond	—	Available-for-sale financial assets	4,405		50,004	—		51,506	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2007						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
		Polaris De-Bao Fund	—	Available-for-sale financial assets	920		$10,078	—		$10,367	Note 4
		JS Small Cap	—	Available-for-sale financial assets	852		15,082	—		11,181	Note 4
		Sinopac Pilot	—	Available-for-sale financial assets	791		20,000	—		16,199	Note 4
		Cathy Global Money Market Fund	—	Available-for-sale financial assets	485		5,000	—		5,134	Note 4
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000	—		15,887	Note 4
		Grand Cathy Balance 2 Fund	—	Available-for-sale financial assets	474		10,000	—		9,103	Note 4
		Grand Cathy Twin-core Global Integration Fund	—	Available-for-sale financial assets	5,178		52,570	—		57,988	Note 4
		SKIT Strategy balanced Fund Series 2	—	Available-for-sale financial assets	2,000		20,000	—		18,528	Note 4
		Grand Cathy Fund	—	Available-for-sale financial assets	1,777		23,271	—		23,331	Note 4
		Grand Cathy Balanced Fund	—	Available-for-sale financial assets	1,896		40,359	—		41,554	Note 4
		BSI-MVLTINVEST-SWISS STOCKS	—	Available-for-sale financial assets	2		9,871	—		9,739	Note 4
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	200	US$	6,456 (199)	100	US$	6,456 (199)	Note 1
5	Chunghwa Telecom Global Inc.	Barits Securities	—	Available-for-sale financial assets	16,223		190	—		200	Note 5

Note 1:	The net asset values of investees was based on audited financial statements.

Note 2:	The net asset values of investees were based on unaudited financial statements.

Note 3:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

Note 4:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values on December 31, 2007.

Note 5:	Market value was based on the closing price of December 31, 2007.

Note 6:	Showing at their original carrying amounts without the adjustments of fair values.

Note 7:	The net asset values of investees were based on amortized cost.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Senao International Co., Ltd.	Investments accounts accounted for using equity method	—	Subsidiary	—	$—	70,373	$1,065,813	—	$—	$—	$—	71,074 (Note 3)	$1,270,190 (Note 2)
		Chunghwa System Integration Co., Ltd.	Investments accounts accounted for using equity method	—	Subsidiary	—	—	60,000	838,506	—	—	—	—	60,000	850,398 (Note 4)
		CHIEF Telecom Inc.	Investments accounts accounted for using equity method	—	Subsidiary	38,370	273,411	17,151	171,513	17,579 (Note 5)	—	—	—	37,942	423,807 (Note 6)
		Chunghwa International Yellow Pages Co., Ltd.	Investments accounts accounted for using equity method	—	Subsidiary	—	—	15,000	150,000	—	—	—	—	15,000	31,256 (Note 7)
		Global Mobile Corp.	Financial assets carried at cost	—	—	—	—	16,796	168,038	—	—	—	—	16,796	168,038
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	—	—	10,000	212,819	4,200	94,976	93,038	1,938	5,800	119,781
		Gallop No. 1 REIT	Available-for-sale financial assets	—	—	—	—	10,000	100,000	—	—	—	—	10,000	100,000

		Beneficiary certificates (mutual fund)
		Fubon Global Reit Fund	Available-for-sale financial assets	—	—	11,000	110,000	—	—	11,000	115,280	110,000	5,280	—	—
		HSBC Trinity Balanced Fund	Available-for-sale financial assets	—	—	8,000	80,000	3,580	40,000	11,580	131,881	120,000	11,881	—	—
		Polaris Global Reits Fund	Available-for-sale financial assets	—	—	16,018	200,000	—	—	—	—	—	—	16,018	200,000
		JF (Taiwan) Global Balanced Fund	Available-for-sale financial assets	—	—	13,331	150,000	21,455	275,000	34,786	472,769	425,000	47,769	—	—
		JF (Taiwan) Pacific Balanced Fund	Available-for-sale financial assets	—	—	10,000	100,000	—	—	10,000	114,616	100,000	14,616	—	—
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	18,348	199,108	38,805	460,000	9,174	105,339	99,554	5,785	47,979	559,554
		Fuh-Hwa Heirloon No. 2 Balanced Fund	Available-for-sale financial assets	—	—	17,750	250,000	—	—	17,750	254,377	250,000	4,377	—	—
		HSBC Taiwan Safe & Rich Fund	Available-for-sale financial assets	—	—	4,827	80,000	11,463	230,000	16,290	332,776	310,000	22,776	—	—
		Capital Assets Allocation Fund	Available-for-sale financial assets	—	—	7,753	100,000	26,005	400,000	33,758	526,397	500,000	26,397	—	—
		JF (Taiwan) Balanced Fund	Available-for-sale financial assets	—	—	2,875	50,000	—	—	2,875	56,152	50,000	6,152	—	—
		PCA Balanced Fund	Available-for-sale financial assets	—	—	—	—	16,550	300,000	16,550	313,945	300,000	13,945	—	—
		Fuh-Hwa Aegis Fund	Available-for-sale financial assets	—	—	—	—	19,173	250,000	—	—	—	—	19,173	250,000
		AGI Target 2020 Fund	Available-for-sale financial assets	—	—	—	—	5,731	70,000	5,731	73,064	70,000	3,064	—	—
		AGI Global Quantitative Balanced Fund	Available-for-sale financial assets	—	—	—	—	42,968	500,000	20,000	238,397	232,731	5,666	22,968	267,269
		Capital Stable Value Fund	Available-for-sale financial assets	—	—	—	—	7,867	100,000	—	—	—	—	7,867	100,000
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	—	—	6,097	100,000	—	—	—	—	6,097	100,000
		Capital Asset Manager Income	Available-for-sale financial assets	—	—	—	—	11,285	200,000	—	—	—	—	11,285	200,000
		Grand Cathay Balanced Fund	Available-for-sale financial assets	—	—	—	—	4,400	100,000	—	—	—	—	4,400	100,000
		ING Taiwan Balanced Fund	Available-for-sale financial assets	—	—	—	—	8,569	100,000	—	—	—	—	8,569	100,000
		Fuh Hwa Life Goal Fund	Available-for-sale financial assets	—	—	—	—	6,832	100,000	—	—	—	—	6,832	100,000
		Fuh Hwa Asia Pacific Balanced Fund	Available-for-sale financial assets	—	—	—	—	7,764	100,000	—	—	—	—	7,764	100,000
		Asia-Pacific Mega-Trend Fund	Available-for-sale financial assets	—	—	—	—	10,906	150,000	—	—	—	—	10,906	150,000
		Prudentail Financial Balanced Fund	Available-for-sale financial assets	—	—	—	—	2,412	50,000	—	—	—	—	2,412	50,000
		Yuan Ta Duo Fu	Available-for-sale financial assets	—	—	—	—	966	50,000	—	—	—	—	966	50,000
		Yuan Ta Duo Duo	Available-for-sale financial assets	—	—	—	—	1,809	50,000	—	—	—	—	1,809	50,000
		Yuan Ta New-Mainstream	Available-for-sale financial assets	—	—	—	—	1,995	50,000	—	—	—	—	1,995	50,000
		JF (Taiwan) Wealth Management Fund	Available-for-sale financial assets	—	—	7,362	78,636	—	—	7,362	90,672	78,636	12,036	—	—
(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		HSBC Global Balanced Fund of Funds	Available-for-sale financial assets	—	—	5,284	$60,000	13,083	$170,000	18,367	$242,362	$230,000	$12,362	—	$—
		AIG Flagship Global Balanced Fund of Funds	Available-for-sale financial assets	—	—	4,274	50,000	23,542	325,000	2,137	27,436	25,000	2,436	25,679	350,000
		ING CHB Tri-Gold Balanced Portfolio	Available-for-sale financial assets	—	—	8,143	100,000	3,597	50,000	11,740	161,475	150,000	11,475	—	—
		PCA Quality-Quantity Fund	Available-for-sale financial assets	—	—	4,514	50,000	16,224	200,000	20,738	255,674	250,000	5,674	—	—
		Cathay Global Balanced Fund of Funds	Available-for-sale financial assets	—	—	—	—	16,810	200,000	16,810	205,580	200,000	5,580	—	—
		Primasia S&P Global Fixed Income Fund	Available-for-sale financial assets	—	—	4,673	50,000	2,720	30,000	—	—	—	—	7,393	80,000
		Franklin Templeton Global Bond Fund of Funds	Available-for-sale financial assets	—	—	9,196	100,000	8,893	100,000	—	—	—	—	18,089	200,000
		HSBC European Stars Fund	Available-for-sale financial assets	—	—	2,844	50,000	8,953	175,000	11,797	234,393	225,000	9,393	—	—
		Fuh-Hwa Olympic Global Fund	Available-for-sale financial assets	—	—	8,993	100,000	8,621	100,000	17,614	204,667	200,000	4,667	—	—
		Cathay Global Conservative Fund of Funds	Available-for-sale financial assets	—	—	—	—	31,519	350,000	31,519	350,644	350,000	644	—	—
		IBT Global Growth Portfolio Fund	Available-for-sale financial assets	—	—	—	—	3,900	50,000	—	—	—	—	3,900	50,000
		Cathay Global Aggressive Fund of Funds	Available-for-sale financial assets	—	—	—	—	14,692	200,000	—	—	—	—	14,692	200,000
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	—	—	22,878	350,000	—	—	—	—	22,878	350,000
		Polaris Global Emerging Market Funds	Available-for-sale financial assets	—	—	—	—	9,791	150,000	—	—	—	—	9,791	150,000
		ING Global Dynamic Portfolio	Available-for-sale financial assets	—	—	—	—	8,104	100,000	—	—	—	—	8,104	100,000
		Prudentail Financial Global Selection Fund	Available-for-sale financial assets	—	—	—	—	3,296	50,000	—	—	—	—	3,296	50,000
		Jih Sun Mortgage Backed Securities Fund	Available-for-sale financial assets	—	—	—	—	20,305	200,000	—	—	—	—	20,305	200,000
		IBT 101 Global Mortgage Securitization Fund	Available-for-sale financial assets	—	—	—	—	4,716	50,000	—	—	—	—	4,716	50,000
		Jih Sun Navigation No. 1 Fund	Available-for-sale financial assets	—	—	5,000	50,050	—	—	—	—	—	—	5,000	50,050
		Fuh-Hwa Home Run Fund	Available-for-sale financial assets	—	—	9,977	100,000	—	—	—	—	—	—	9,977	100,000
		Fuh-Hwa Total Return Fund	Available-for-sale financial assets	—	—	9,872	100,000	—	—	—	—	—	—	9,872	100,000
		Fuh-Hwa Elite Angel Fund	Available-for-sale financial assets	—	—	947	10,000	—	—	—	—	—	—	947	10,000
		SKIT Strategy Balanced Fund III	Available-for-sale financial assets	—	—	—	—	2,893	30,000	—	—	—	—	2,893	30,000
		SKIT Strategy Balanced Fund V	Available-for-sale financial assets	—	—	—	—	2,880	30,000	—	—	—	—	2,880	30,000
		Fubon Taiwan Selected Fund	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		HSBC Taiwan Balanced Strategy Fund	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		Cathay Chung Hwa No. 1 Fund	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		Fuh Hwa Power Fund III	Available-for-sale financial assets	—	—	—	—	100,000	1,000,000	—	—	—	—	100,000	1,000,000
		MFS Meridian Funds-Strategic Income Fund	Available-for-sale financial assets	—	—	—	—	316	132,592	—	—	—	—	316	132,592
		Permal Fixed Income Holdings N.V.	Available-for-sale financial assets	—	—	—	—	7	264,095	—	—	—	—	7	264,095
		Fidelity Euro Bond Fund	Available-for-sale financial assets	—	—	694	334,593	17	8,405	711	361,742	342,998	18,744	—	—
		Credit Suisse BF (Lux) Euro Bond Fund	Available-for-sale financial assets	—	—	16	236,233	—	—	8	135,870	121,785	14,085	8	114,448
		Fidelity European High Yield Fund	Available-for-sale financial assets	—	—	1,443	541,806	629	269,314	670	287,400	262,093	25,307	1,402	549,027
		MFS Emerging Market Debt Fund	Available-for-sale financial assets	—	—	622	354,450	537	364,635	301	205,867	186,239	19,628	858	532,846
		Parvest Europe Convertible Bond Fund	Available-for-sale financial assets	—	—	65	324,708	87	520,494	50	298,514	267,389	31,125	102	577,813
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	458	172,709	1,355	537,434	818	291,132	320,425	(29,293)	995	389,718
		GAM Interest Trend-USD OPEN	Available-for-sale financial assets	—	—	—	—	18	199,419	18	157,306	199,419	(42,113)	—	—
		JPMorgan Lux Funds - Emerging Markets Bond	Available-for-sale financial assets	—	—	—	—	21	199,638	—	—	—	—	21	199,638

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		JPMorgan Funds-Global Convertibles Fund	Available-for-sale financial assets	—	—	—	$—	868	$491,450	—	$—	$—	$—	868	$491,450
		Parvest European Bond Fund	Available-for-sale financial assets	—	—	—	—	39	287,400	—	—	—	—	39	287,400
		Fidelity International Bond Fund	Available-for-sale financial assets	—	—	—	—	14,203	549,572	—	—	—	—	14,203	549,572
		GAM Diversity-USD Open	Available-for-sale financial assets	—	—	—	—	10	262,293	—	—	—	—	10	262,293
		MFS Meridian Funds-Global Equity Fund (A1 class)	Available-for-sale financial assets	—	—	—	—	253	262,293	—	—	—	—	253	262,293
		Fidelity Fds International	Available-for-sale financial assets	—	—	—	—	128	163,960	—	—	—	—	128	163,960
		Fidelity Fds America	Available-for-sale financial assets	—	—	—	—	937	163,960	—	—	—	—	937	163,960
		JPMF (Taiwan) Global Dynamic Fund	Available-for-sale financial assets	—	—	—	—	303	165,640	—	—	—	—	303	165,640
		MFS Meridian - Research International Fund	Available-for-sale financial assets	—	—	—	—	173	131,920	—	—	—	—	173	131,920
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	379	203,104	881	589,480	400	269,194	243,399	25,795	860	549,185
		Fidelity Fds World	Available-for-sale financial assets	—	—	—	—	586	341,581	200	116,251	116,716	(465)	386	224,865
		Fidelity Fds Euro Blue Chip	Available-for-sale financial assets	—	—	—	—	453	408,423	150	136,539	134,658	1,881	303	273,765
		MFS Meridian - European Equity Fund	Available-for-sale financial assets	—	—	—	—	171	178,920	—	—	—	—	171	178,920
		Fidelity Fds Emerging Markets	Available-for-sale financial assets	—	—	—	—	192	162,900	—	—	—	—	192	162,900
		Credit Suisse Equity Fund (Lux) Global Resources	Available-for-sale financial assets	—	—	—	—	13	162,990	—	—	—	—	13	162,990
		Henderson Horizon Fund - Pan European Equity Fund	Available-for-sale financial assets	—	—	—	—	330	258,761	100	79,841	77,875	1,966	230	180,886
		JF (Taiwan) Bond Fund	Available-for-sale financial assets	—	—	—	—	39,123	600,000	39,123	602,711	600,000	2,711	—	—
		Dresdner Bond DAM	Available-for-sale financial assets	—	—	—	—	34,342	400,000	34,342	401,882	400,000	1,882	—	—
		PCA Well Poll Fund	Available-for-sale financial assets	—	—	—	—	47,682	600,000	47,682	602,890	600,000	2,890	—	—
		NITC Taiwan Bond	Available-for-sale financial assets	—	—	—	—	67,114	950,000	67,114	955,154	950,000	5,154	—	—
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	38,216	500,000	38,216	502,583	500,000	2,583	—	—
		Fubon jin-Ju-I Fund	Available-for-sale financial assets	—	—	—	—	61,010	750,000	61,010	753,813	750,000	3,813	—	—
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	60,564	700,000	60,564	703,725	700,000	3,725	—	—
		First Commercial Bank 1st Subordinated Financial Bonds in 2001	Held-to-maturity financial assets	—	—	—	—	—	500,000	—	—	—	—	—	500,000
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	Held-to-maturity financial assets	—	—	—	—	—	150,000	—	—	—	—	—	150,000
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	Held-to-maturity financial assets	—	—	—	—	—	100,000	—	—	—	—	—	100,000
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	Held-to-maturity financial assets	—	—	—	—	—	200,000	—	—	—	—	—	200,000
		Cathay United Bank Cash Flow Balance Sheet CLO 2007-1 Special Purpose Trust Beneficiary Certificate Class A	Held-to-maturity financial assets	—	—	—	—	—	150,000	—	—	49,035	—	—	100,965

Note 1:	Showing at their original carrying amounts without the adjustments of fair values.

Note 2:	The amount were less declared cash dividends $63,106 thousand and plus equity in earnings of equity investees $267,483 thousand.

Note 3:	Including 701 thousand shares stock dividends distributed by SENAO.

Note 4:	The amount were plus equity in earnings of equity investees $11,892 thousand.

Note 5:	Decreased its capital to be used to offset a deficit.

Note 6:	The amount were less equity in losses of equity investees $21,117 thousand.

Note 7:	The amount were less equity in losses of equity investees $118,744 thousand.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter- party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2007.4.11	$125,263	Paid	Ge Xin Ying Jian Corporation, etc.	None	—	—	—	$—	Bidding	For Chunghwa private use	None
	Building	2007.8.17	305,166	Paid	Guo Ji Construction Co., Ltd., etc.	None	—	—	—	—	Bidding	For Chunghwa private use	None
	Land	2007.10.25	409,140	Paid	National Property Administration	None	—	—	—	—	Decision by National Property Administration	For Chunghwa private use	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/ Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,107,649 (Note 3)	1	30 days	(Note 2)	(Note 2)	$156,861	1
				Purchase	4,658,811 (Note 4)	5	30-90 days	(Note 2)	(Note 2)	(584,198)	5
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Purchase	388,111	—	30 days	—	—	(141,192)	1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	455,307	—	30 days	—	—	(344,032)	3
		CHIEF Telecom Inc.	Subsidiary	Sales	189,083	—	30 days	(Note 2)	(Note 2)	17,612	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	4,660,539 (Note 4)	24	30-90 days	(Note 2)	(Note 2)	982,217	55
				Purchase	1,071,940 (Note 3)	6	30 days	(Note 2)	(Note 2)	(156,861)	(15)
2	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	455,307	33	30 days	—	—	344,032	85
3	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	189,083	21	30 days	(Note 2)	(Note 2)	(17,612)	23

Note1:	Excluding payment and receipts on behalf of other.

Note2:	Transaction prices was determined in accordance with mutual agreements.

Note3:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note4:	The difference was because Chunghwa classified the amount as property, plant and equipment and operating expenses.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$156,861	14.12	$—	—	$156,861	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	982,217	6.18	—	—	982,217	—

TABLE 6

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2007			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Note 2)	Note
					December 31, 2007	December 31, 2006	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Telecommunication facilities sales	$1,065,813	$—	71,074 (Note 4)	31	$1,270,190	$931,229	$284,603	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment	980,000	980,000	98,000	49	974,332	149,988	(2,697) (Note 1)	Equity-accounted investee
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	—	60,000	100	850,398	63,738	9,137	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	626,078	193,157	61,074	Equity-accounted investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	310,652	37,942 (Note 5)	69	423,807	(31,410)	(21,120)	Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International telecommunications internet transfer and pronunciation services	70,429	—	6,000	100	73,416	(11,497)	3,108 (Note 1)	Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of software, electronic information, and advertisement services	67,025	—	4,438	30	69,911	5,218	2,886 (Note 1)	Equity-accounted investee
		ELTA Technology Co., Ltd.	Taipei	Professional on-line and mobile value-added content aggregative services	44,223	—	3,886	32	44,998	12,623	684	Equity-accounted investee
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	—	15,000	100	31,256	(118,744)	(118,744) (Note 1)	Subsidiary
		Spring House Entertainment Inc.	Taipei	Network content manufacture broadcasts and information software	22,409	22,409	2,016	30	15,659	(4,014)	(2,101)	Equity-accounted investee
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	11,430	—	4,590	100	15,408	(8,384)	1,599 (Note 1)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 1)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 1)	Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	245,114	14,721	48	287,370	134,302	75,337 (Note 1)	Equity-accounted investee
		Taiwan Icon, Inc.	Sindian City, Taipei	Telecommunication facilities sales	—	1,320	—	—	—	(52)	267 (Note 1)	Subsidiary (Note 6)
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring	2,000	10,000	200	100	1,968	(84)	(84) (Note 1)	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and internet service	1,678	44	400	100	1,239	(124)	(124) (Note 1)	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	6,489 (US$ 200)	6,489 (US$ 200)	200	100	6,456 (US$ 199)	(558) ((US$17))	(558) ((US$ 17))	Subsidiary
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	6,489 (US$ 200)	6,489 (US$ 200)	200	100	6,456 (US$ 199)	(558) ((US$ 17))	(558) ((US$ 17)) (Note 1)	Subsidiary

Note 1:	The equity in net income (net loss) of investees was based on audited financial statements.

Note 2:	The equity in net income (net loss) of investees was included amortization between the investment cost and net value and unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

Note 4:	The increase of 701 thousand shares in the end of the period because of the stock dividend distribution of SENAO.

Note 5:	The decrease of shares in the end of the year was because of CHIEF’s capital reduction, Chunghwa decrease of 17,579 thousand shares and CHIEF’s capital increase because Chunghwa increase of 17,151 thousand shares.

Note 6:	Taiwan Icon, Inc. completed the process of liquidation and dissolution on December 25, 2007.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2007		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2007		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)			Carrying Value as of December 31, 2007		Accumulated Inward Remittance of Earnings as of December 31, 2007
							Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ ( US$	6,489 200)	Note 1	$ ( US$	6,489 200)	$—	$—	$ ( US$	6,489 200)	100%	($ ((US$	558 17	) ))	$ ( US$	6,456 199)	$—

Accumulated Investment in Mainland China as of December 31, 2007	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$6,489 (US$200)	$16,222 (US$500)	$270,055 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Intergration Co., Ltd.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INDUSTRY FINANCIAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amount in Thousands of New Taiwan Dollars)

	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service (Note 6)	All Other	Adjustment	Total
Year ended December 31, 2007
Service revenues from external customers	$35,746,903	$9,095,006	$14,268,522	$73,644,445	$26,738	$48,652,925	$4,894,416	$—	$186,328,955
Intersegment service revenues (Note 2)	14,915,009	2,283,438	5,370	5,727,718	631	14,691,022	2,920,220	(40,543,408)	—

Total service revenues	$50,661,912	$11,378,444	$14,273,892	$79,372,163	$27,369	$63,343,947	$7,814,636	$(40,543,408)	$186,328,955

Segment income before income tax (Note 3)	$448,229	$6,112,621	$2,555,389	$33,882,653	$(84,868)	$20,482,299	$1,818,458	$—	$65,214,781

Interest income									1,445,003
Equity in net gain of unconsolidated companies									218,429
Other income									2,433,886
Interest expense									(846)
General expense (Note 4)									(4,303,200)
Other expense									(3,911,583)

Income before tax									$61,096,470

Reportable assets (Note 5)	$159,553,236	$4,775,765	$8,055,188	$56,106,579	$178,889	$84,828,279	$39,204,396	$—	$352,702,332

Investment in unconsolidated companies and funds									4,395,453
Other assets									108,136,332

Total assets									$465,234,117

Depreciation expenses	$16,508,423	$603,972	$409,125	$7,936,049	$24,054	$12,603,576	$606,362

Expenditures for segment assets	$4,795,419	$—	$323,251	$5,340,474	$—	$13,966,684	$484,033

(Continued)

	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service (Note 6)	All Other	Adjustment	Total
Year ended December 31, 2006
Service revenues from external customers	$37,364,097	$9,824,358	$13,977,600	$72,976,557	$67,891	$46,185,427	$3,991,048	$—	$184,386,978
Intersegment service revenues (Note 2)	18,789,602	2,528,553	883	3,201,930	820	14,562,054	164,527	(39,248,369)	—

Total service revenues	$56,153,699	$12,352,911	$13,978,483	$76,178,487	$68,711	$60,747,481	$4,155,575	$(39,248,369)	$184,386,978

Segment income before income tax (Note 3)	$1,390,422	$6,861,933	$2,861,437	$29,824,367	$(34,422)	$20,745,419	$(286,274)	$—	$61,362,882

Interest income									803,642
Equity in net gain of unconsolidated companies									59,726
Other income									3,670,040
Interest expense									(4,072)
General expense (Note 4)									(4,143,467)
Other expense									(4,105,435)

Income before tax									$57,643,316

Reportable assets (Note 5)	$180,609,843	$5,078,010	$9,860,159	$59,829,886	$281,589	$91,005,358	$23,391,302	$—	$370,056,147

Investment in unconsolidated companies and funds									5,996,261
Other assets									84,930,944

Total assets									$460,983,352

Depreciation expenses	$18,131,845	$662,368	$549,986	$7,516,539	$3,911	$12,381,491	$685,403

Expenditures for segment assets	$5,066,412	$—	$349,797	$9,405,460	$—	$12,477,445	$359,593

Note 1:	The major business segments operated by the Group are local telephone service, domestic long distance call service, international long distance call service, cellular service, paging service, internet and data service, and other service.

Note 2:	Inter-division revenue from goods and services.

Note 3:	Represents revenue minus costs and operating expenses. Operating expenses include costs and expenses directly pertaining to an industry segment, i.e., excluding general and interest expense.

Note 4:	Represents general expense that cannot be allocated to each division.

Note 5:	Represents tangible assets used by the industry segment, excluding:

a.	Assets maintained for general corporate purposes.

b.	Advances or loans to another industry segment.

c.	Long-term investments accounted for using equity method.

Note 6:	Service revenues of internet and data service and electronic rent are included.

(Concluded)